Genco Resources Ltd.
TSX: GGC

La Guitarra Mine Technical Report
Temascaltepec, Mexico

Prepared by:

Glenn R. Clark, P.Eng
Glenn R. Clark & Associates Ltd.

&

John C. Thornton, SAIIM
Thor Resources LLC

January 29, 2010

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Appendix 1	Mining Cost Estimate Procedure
Part 1	136
Part 2	141

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List of Tables

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List of Tables

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3.0	Summary

3.1	Introduction

The La Guitarra Project is located in the historic Temascaltepec silver mining district near the town of Temascaltepec, Estado de Mexico, Mexico, about 120 kilometers (km) southwest of Mexico City. The project is being developed as a combination Underground and Open Pit mining operation. Genco Resources Ltd. (Genco), through its subsidiary La Guitarra Cia. Minera S.A. de C.V. owns the mining rights for La Guitarra and leases additional small concessions. Kappes, Cassiday & Associates (KCA) was commissioned to complete a Feasibility Study for this project in 2008/2009.

Mining in the Temascaltepec area started in the mid 1500s when Spanish miners first arrived. The early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in Temascaltepec has been ongoing since the 1550s.

The gold and silver mineralization at La Guitarra is contained in quartz veins. A surface and Underground drilling and sampling program has increased tonnages in all Reserve and Resource classes. Flotation concentrates containing gold and silver are produced from stope and development ore in an existing mill on the property and processed by a third party. Metallurgical testing exploring agitated cyanide leach processing has been performed by KCA in its laboratory in Reno, Nevada.

Genco wishes to expand production. Approximately 6.5 million tonnes of ore and waste will be mined annually to produce 1.05 million tonnes of ore for the crushing and agitated leach circuit over an approximate 9-year project mine life.

3.2	Terms of Reference

Ore from both surface and underground sources is to be processed by grinding and agitated cyanide leaching. The purpose of the Feasibility Study is to assist Genco with its decision to proceed, or not, with the expansion of mining and processing operations.

Glenn Clark (Glenn R. Clark & Associates Ltd.) has directed the preparation of the material on Geology for the past several years. Glenn Clark and John Thornton (Thor Resources LLC) collaborated on the material for Mineral Resources and Reserve Estimates and on mining operations, and provided the corresponding capital and operating cost estimates. Glenn Clark was responsible for the Underground Mineral Resource and Reserve estimates, operations and costs while John Thornton was responsible for the same items in the Open Pit portions of the study. KCA prepared the engineering portions of this NI 43-101 document discussed in Sections 18 and 25 as outlined in their Feasibility Study released by Genco on December 16, 2009.

3.3	Land Ownership

Genco owns or leases 39,714 hectares through its subsidiary, La Guitarra Cia. Minera S.A. de C.V., thereby controlling the whole of the known extent of the Temascaltepec Mining District. The core of the concession area together with a mine and a 340 tpd process plant were acquired from Luismin S.A. de C.V. in 2003. Under Mexican Mining Law, all concessions are exploitation concessions.

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3.4	Geology

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulfidation of epithermal origin. There are in excess of one hundred epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of over 15 km and over a width of 4 km.

The veins cut across different rock types but are considered to be from the same major hydrothermal system. The veins vary in width from less than a meter to over twenty meters. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good. The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo.

The La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 meters. In the eastern part the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°. At La Guitarra the 1 to 4 meter wide mineralized zones are within a large quartz vein that is up to 20 meters wide. These brecciated and re-brecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The veins consist of white crystalline quartz, chalcedony, amethyst and adularia. The silver and gold is contained in silver sulfides, sulfosalts and electrum. Gold occurs as free gold and electrum particles with sizes averaging 20-60 microns (µm), but with particles over 400 µm reported. About half of the gold particles are included in other minerals and half occurs as free particles generally connected with some oxidation feature. The remaining mineralization consists of minor amounts of pyrite and other sulfides such as galena and sphalerite.

Genco has completed a total of 452 surface drill holes for at total length of 85,645 meters. This total includes 289 core holes and 163 reverse circulation holes.

3.5	Metallurgy

Metallurgical testing of samples from the La Guitarra project started in June 2006 and continued through the middle of 2008. Samples from stoping operations, development headings, surface trenching and diamond drill holes from the Open Pit area and from the La Guitarra, Coloso/Nazareno and Mina de Agua Underground mines were subjected to metallurgical testing. A milling grade master composite was prepared that would represent ore from these areas. This milling composite was used to develop parameters needed for designing the milling and agitated cyanide leach plant.

During a series of milling and bottle roll leach tests with varying conditions it was established that up to 95% of the silver and 91% of the gold could be brought into solution under the following conditions: estimated grind size of 80% passing 0.075 millimeters (mm), leach time of approximately seven days, cyanide leach solution strength of 5 grams per liter (g/L), cyanide consumption of 2.3 kilograms per tonne (kg/t) and lime consumption of 0.5 kg/t. This study used estimated silver and gold recoveries of 92% and 90%, respectively. The deductions are due to soluble losses in tailings and due to variability in silver recoveries in some of the tests.

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3.6	Mineral Resources and Reserves

3.6.1	Mineral Resources

There are two separate Resource calculations prepared for La Guitarra and the other minable deposits. The Underground Resource has been assembled for the material that would be minable and the deeper material classified as Inferred.

The Underground Resource that is used to determine the minable material is shown below in Table 3.7.1:

Table 3.7.1: Underground Resources Greater than 135-g/t eAg*

	Measured and Indicated
Underground	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
La Guitarra	900	231	2.20	354
Mina de Agua Santa Ana	215	184	0.97	238
Coloso	306	420	3.31	605
Nazareno	491	234	0.27	249
Total Resources UG M&I	1,912	257	1.74	354
Inferred Resources	10,000	305	1.95	414
* NI 43-101 Compliant, August 2009

This cut-off is the lowest cut-off that could be put through the plant at La Guitarra if the costs are reasonable. The Resource summary totals the La Cruz, Los Angeles, and Creston ore bodies.

Table 3.7.2 summarizes the Open Pit Resource at the 30 grams per tonne (g/t) silver equivalent:

Table 3.7.2: Open Pit Resources Greater than 30-g/t eAg*

	Measured + Indicated
Open Pit	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
Total Resources OP M&I	10,719	70	0.70	110
Inferred Resources	3,187	66	0.89	115
* NI 43-101 Compliant, August 2009

The summary for all Resources for the La Guitarra deposits is presented in Table 3.7.3:

Table 3.7.3: La Guitarra Resources Summary*

	Measured + Indicated
	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
Total UG M&I	1,912	257	1.74	354
Total OP M&I	10,719	70	0.70	110
Total Resources M&I	12,631	98	0.86	146
Inferred Resources UG & OP	13,187	247	1.69	342
* NI 43-101 Compliant, August 2009

The Specific Gravity or tonnage factor used to weight the in situ volume of rock to tonnes is 2.5 t/m3 for all material in the Open Pit and Underground.

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3.6.2	Mineral Reserves

Recent mining activities have been carried out at La Guitarra since 1993. The grade of the ore mined during that period is similar to the grade of the Resources and Reserves over that period. The silver generally was a bit lower than the Resource numbers and the gold was slightly higher. Each year the La Guitarra geology staff prepares an Underground Resource and Reserve summary based on standard methods.

The La Guitarra Mine zones account for approximately 49% of the Underground Reserves that have been identified. Included in the summary are Resources and Reserves from the other La Guitarra properties. The Resources and Reserves for the other properties were calculated by the La Guitarra Mine staff using the same criteria used for the La Guitarra Mine. The Open Pit is solely from the La Guitarra Mine area.

The Resources and Reserves have been classified to meet the requirements of NI 43-101. The Resource estimate includes the Reserves and the Reserve estimates are recoverable, diluted and in-situ.

The mining Reserves for the Feasibility Study come from the Underground mines at four separate locations within the Genco Resource area. The Open Pit Reserves come from three distinct mines located within the La Guitarra trend. Table 3.7.4 below is the combined summary of the Open Pit and Underground mining areas.

Table 3.7.4: La Guitarra Life of Reserves Summary

	Tonnes (000’s)	Ag g/t	Au g/t	eAg g/t
Total UG 2P Reserve	2,185	209	1.46	291
Total OP 2P Reserve	6,824	81	0.75	123
Total Reserves	9,009	113	0.93	165

There is a large Inferred Resource made up of the extensions of the known zones both along strike and down dip. The Underground Inferred Resource totals approximately 10 million tonnes at estimated grades of 1.95 Au g/t and 305 Ag g/t.

3.6.3	Discussion of Underground Resources and Reserves

The Underground Resource and Reserve estimation by La Guitarra has been carefully done. Glenn R. Clark reviewed the estimation procedures and the application of the procedures. This involved reviewing the interpretation of many of the stopes and spot-checking the calculations and the summaries. The classifications meet the requirement of National Instrument 43-101 classification of Resources and Reserves.

The true test of a Reserve estimate is whether the exploitation of the Resource closely matches the estimate that was made. The Underground Reserve grades are similar to the grades that have been mined over the years. It is highly likely that with careful mining and proper grade control the production will match the Reserves. It should be noted that the Underground Reserves are diluted and adjusted for mining recovery. The Resources have neither been diluted nor adjusted for mining recovery.

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3.7	Mining

Genco plans to mine the La Guitarra property using both Underground and Open Pit methods. Open Pit development and production will be accomplished using a mining contractor who will supply their own equipment. Initial Underground development at Nazareno, Coloso and Mina de Agua will be by mining contractor to drive the ramps, drifts and raises. Using contractors allows for the minimum up-front capital cost for the necessary equipment.

A summary of the Underground and Open Pit mine production schedule is presented in Table 3.8.1:

Table 3.8.1: Summary Production Schedule Results by Year

	Combined Underground and Open Pit Ore – Mill Ore Feed
Ore Year	Tonnes (000’s)	Ag (g/t)	Au (g/t)	eAg (g/t)	Oz Ag (000’s)	Oz Au	Oz eAg (000’s)
1	1,030	158	1.26	229	5,301	42,540	7,683
2	1,051	143	0.90	193	4,833	30,415	6,536
3	1,051	122	1.09	183	4,123	36,836	6,186
4	1,051	105	0.94	158	3,548	31,767	5,327
5	1,051	121	0.98	176	4,089	33,118	5,944
6	1,051	115	1.04	174	3,886	35,113	5,852
7	1,050	104	0.89	154	3,511	30,048	5,194
8	1,050	61	0.61	96	2,060	20,595	3,213
9	627	76	0.40	99	1,532	8,064	1,984
Total	9,009	113	0.93	165	32,883	270,059	47,919

Figure 3.8.1 shows the layout and location of the various Open Pits:

Figure 3.8.1: La Cruz, Los Angeles and Crestón Pits

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3.8	Process Description and Design

The La Guitarra Project has been designed as a 3,000 tpd agitated cyanide leach system with dry stacked tailings. Leach-grade ore will be processed by crushing, grinding, agitation leaching, countercurrent decantation, and filtering and dry stacking of the process tailings. Gold and silver will be recovered from the leach solutions using Merrill-Crowe zinc precipitation.

Crushing will be accomplished in a three-stage system. The crushing circuit will operate 7 days per week, 24 hours per day. The final product from the crusher circuit (80% passing 12.5 mm) will discharge to a stockpile conveyor. Ore from the stockpile will be reclaimed and fed onto two conveyors feeding two identical grinding mills operating in parallel.

Ground ore leaving the ball mills will be classified using cyclones to produce a final product of 80% passing 74 microns. Cyclone overflow will pass to a thickener where the overflow solution is recovered for recirculation to the grinding circuit and the thickened underflow is sent to agitated leach.

Leaching will be accomplished in agitated tanks followed by solid/liquid separation in two countercurrent decantation thickeners. Pregnant solution overflowing from the decantation thickeners will be sent to a standard Merrill-Crowe recovery circuit to recover the gold and silver. The precipitate produced will be smelted to produce doré bullion for shipment to a third-party refiner for final sale. Barren solution from the Merrill-Crowe circuit will be returned to the grinding circuit and the decantation thickeners.

Final leached tailings from the decantation thickener underflow will be pumped to five recessed plate filter presses where residual cyanide-bearing pregnant solution is recovered. Prior to discharge from the filter, a cake wash will be done with treated mine water to attain maximum removal of residual NaCN, gold and silver from the liquid in the filter cake. The “dry” filter cake (approximately 17% moisture) discharged from the filters will be transported by an overland conveyor system and grasshopper conveyors to a lined tailings impoundment pad where it will be stacked using a radial stacking conveyor and distributed using a bulldozer.

Solution storage ponds are included to contain solution in excess of that required for normal operations. Excess solution will ultimately return to the process as makeup solution or will be processed through a detoxification circuit before discharge. No treatment or discharge of process solutions will be required during an average precipitation year.

3.9	Site Infrastructure

3.9.1	Water

The La Guitarra project will require a water supply for the following uses:

  Mining operations for dust control, drilling, etc.
  Crushing for dust control
  Filter cake washing
  Makeup water for the process plant
  Administration and support services
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The primary water supply will be obtained from water pumped from the La Guitarra Underground mine. Mine water will be treated using milk-of-lime precipitation and the majority of treated mine water will flow by gravity to the water supply pond. Any excess will overflow to existing natural drainage. Treated mine water in the pond will be pumped to the firewater and treated mine water tanks adjacent to the tailings filter plant. Three additional mine water treatment plants will be installed at the new Underground mine operations. Treated water from these sites will overflow to existing natural drainage.

Water demand will be highest during the dry season (winter months) and is estimated to be about 71 m3/hr. During the wet season, demand is expected to be approximately 25 m3/hr.

Potable water for drinking will be bottled water. Water for washing and sanitary uses will be treated mine water. Water for eyewash and safety showers will be potable water brought to the site and stored in a 5 m3 tank dedicated to this purpose. This water will be replaced on a regular basis with fresh water.

3.9.2	Power

Power supply for the project will be from line power from the national grid system and emergency backup power from diesel generator sets.

A 1.75 -km power line will be installed from the existing flotation plant substation to the substation at the new process plant. Transmission voltage will be 13.2 kV, three phase, 60 hertz. An additional 3.5 km of new power line will be required to feed the mine areas. Total available power delivered to the process plant substation is expected be about 15,000 kVA. Another 5,000 kVA is expected to be required for the Underground and Open Pit mine operations.

Site distribution will be by overhead power lines from the substations. Incoming 13.2 kV electrical power to the site substations will be transformed down to 4160/460V for on-site use.

The estimated attached power load for the process plant area is approximately 10,300 kW and the overall estimated average consumed load is approximately 70% of the attached load. Underground and Open Pit mines attached power is estimated to be 5,000 kW and the average consumed load is expected to be approximately 70% of the attached load.

A 2,500-kilowatt, diesel-powered emergency backup generator will be installed to power critical equipment in the process area in the event of a sustained line power outage. A 100 kW trailer mounted diesel generator will be on standby at the ponds area.

3.9.3	Infrastructure

Road access to the site will be by existing roads. The main access roads are graded dirt roads in reasonable condition, but will require small improvements to permit heavy vehicle or oversize load travel. The main access road to the site will be upgraded from the highway to the Open Pit mining area to accommodate heavy equipment and the total length of road to be upgraded or installed is approximately 3.5 km. An additional 8 km of road will need to be upgraded or installed to service the new Underground mining facilities.

The La Guitarra (San Rafael) Underground mine surface support facilities already exist at the mine portal.

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There will be three similar surface support facilities located at each mine portal area for the new mines (Nazareno, Coloso and Mina de Agua) and will have the following facilities devoted to each new Underground mine:

Pre-fabricated trailers will be used for:
a)	Offices for mine area senior staff
b)	A ‘dry’ for showers, change room, and a small dining area
c)	Warehouse for mechanical gear and UG support items
A service platform for minor equipment maintenance
An electrical substation for local mine and surface requirements
Compressor area
An explosives magazine (polvorin)
A fresh water tank to supply the surface and UG needs

The process plant offices and facilities located at the mill will include:

Main administration and technical office;
Warehouse;
Mill shop;
Laboratory and sample preparation area;
Change house; and
Security post with truck scale.

There are no planned fueling stations or fuel storage facilities at any of the new mines. Fuel storage and fueling will be from the existing facility at San Rafael (La Guitarra).

The existing telephone system will provide the project with external voice and data communications. On-site communications will be by both fixed and portable FM radio and by network computer e-mail system.

Septic systems will be provided to collect the sewage from the various lavatory facilities and conduct it to a leach field. The location of the leach field will be determined after geotechnical and soils evaluation is completed in the future.

Non-recyclable garbage will be disposed of in the waste dump at a suitably enclosed area, restricted to prevent animal access, and located to avoid contamination of water flows, springs and native vegetation. Waste oils will be incinerated or recycled by the supplier, while most reagents and chemicals that require disposal will be disposed of within the leaching process.

3.10	Environment, Permitting and Reclamation and Closure

La Guitarra currently has all the necessary permits and licenses required for the existing Underground mine and mill. In order to expand the project some of the existing permits and licenses will require updating and several new permits, licenses and studies will be required. Genco does not envision any significant problems in obtaining all the approvals, permits and licenses for the project.

The opportunity for employment, improved wages, an increased tax base, and better access to services will be the result from the project. These are all potentially positive impacts to the Temascaltepec area.

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La Guitarra project has been designed to meet and comply with the environmental standards of Mexico. In accordance with Mexican requirements, Genco standards, and accepted industry practices, the development, operating, and reclamation plans have been proposed to accomplish:

  Protection of public health and safety.
  Minimization or elimination of environmental damage.
  Return of the land to a state fit for its original use or an acceptable alternative use.
3.11	Capital Costs

The costs are based on the design as outlined in this report and are considered to have an accuracy of +/- 15%. Capital cost estimates are based on the purchase of new equipment.

All costs are presented in Q2 2009 United States currency (dollars). An exchange rate of 13.00 Mexican Pesos per $US was used when costs were supplied in local currency.

For capital items, budgetary quotes were used for all major equipment items: either new quotes from suppliers or recently received quotes in KCA’s files. Minor equipment item costs are based on recent quotes in KCA’s files or on catalogue prices. Estimates for piping and valves are based on a percentage of the mechanical equipment costs except for major solution lines between facilities. Electrical, instrumentation and spare parts are also based on percentages of mechanical equipment costs. These percentages are based on data from similar plants recently constructed by KCA. Material take-offs for earthworks, concrete, structural steel, plate steel and architectural were based on general arrangement drawings. Unit budget costs for these items were obtained from Mexican suppliers or contractors, or from similar recent projects.

The capital expenditures required for the project, including future capital, are summarized in Table 3.12.1:

Table 3.12.1: Project Capital Cost Summary

Facility Description	Pre-Production Capital Cost $US
DIRECT FIELD COSTS
Process Plant & Infrastructure	$79,625,000
Mine & Infrastructure	$9,226,000
TOTAL DIRECT FIELD COSTS	$88,851,000
Indirect Field Costs (Process + Mine)	$3,149,000
Owners Cost (Genco)	$3,930,000
EPCM (Process + Mine)	$10,423,000
Initial Fills (Process + Mine)	$1,093,000
Working Capital (45 days) (Process + Mine)	$5,350,000
Import Fees (Process + Mine)	$875,000
IVA (Process + Mine + Owner's Cost)	$16,838,000
TOTAL CAPITAL COSTS $US	$130,509,000
Contingency	$18,215,000
Inflation Factor (0%)	$0
GRAND TOTAL CAPITAL COSTS $US	$148,724,000

FUTURE CAPITAL COSTS $US	$8,617,000

LIFE OF PROJECT CAPITAL COSTS $US	$157,341,000

Table values have been rounded to nearest US$ 1,000

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3.12	Operating Costs

Operating costs for La Guitarra Project have been estimated based upon the information presented in the body of the report using project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs, where possible.

The operating costs have been estimated and presented without added contingency allowances based upon the design and operating criteria present in this report. The processing, support and general and administrative operating costs are considered to have an accuracy range of +/-15%.

All costs are presented in 2nd quarter 2009 United States currency (dollars). An exchange rate of 13.00 Mexican Pesos per US dollar was used when costs were supplied in local currency. IVA tax has not been included in the unit costs utilized in the operating costs.

The total estimated operating cost for mining, processing and G&A is US$38.40 per tonne of ore processed. The life of mine (project) average operating cost estimate by area is shown in Table 3.13.1:

Table 3.13.1: Summary of Operating Costs by Major Area

US$/tonne Ore
Mining (OP)	Mining (UG)	Process Plant	G&A	Total (weighted)
$11.54	$39.65	$17.82	$2.22	$38.40

These costs are based upon contractor open-pit mining and Genco production personnel mining of the stope ore from the Underground mines.

3.13	Project Implementation

Duration of the various activities has been estimated using KCA’s recent experience with similar projects in Mexico. The schedule assumes that there are no delays pertaining to land ownership, permitting, and environmental issues. Approximately 2 years are required from the start of basic engineering to the first gold/silver pour.

The equipment with the longest lead times is for the ball mills. Mill delivery is quoted at 65 weeks after order, so purchase of the mills is a priority task moved to very early in the schedule. All other major equipment is estimated to be available within 6-8 months of the order date.

3.14	Financial Analysis

The gold and silver base prices used in the cash flow analysis are US$800 and US$14 per troy ounce, respectively. The total installed capital cost for the project is estimated at US$ 148.7 million with an ongoing capital requirement of US$8.62 million. At base case gold and silver prices, the project has a pre-tax NPV of US$74.8 million at a 5% discount rate and an IRR of 19.4% . The pre-tax NPV at a 15% discount rate is US$15.7 million. Estimated time to payback is about 3.6 years at no imputed interest.

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Average operating costs, including mining, process and support are estimated to be US$38.40 per tonne of ore. Doré refining costs average about US$4 per equivalent ounce gold. Doré shipping and insurance are about US$5.91 per equivalent ounce gold.

Reclamation and closure and equipment salvage values are included in the cash flow estimates. Royalty payments, mining concession and mining claim fees are also included in the cash flow. KCA has included an estimated end-of-project salvage value based on approximately 15% of select equipment, tankage, electrical and instrumentation supply costs.

The pre-tax IRR and NPV’s at discount rates of 5% to 15% are summarized in Table 3.15.1:

Table 3.15.1: Pre-tax NPV* and IRR

Parameter	Pre-Tax
IRR	19.4%
NPV at 5%	$74.8
NPV at 7.5%	$55.9
NPV at 10%	$40.1
NPV at 15%	$15.7

*NPV values in US$ millions

The complete Cash Flow model is discussed in Section 15.

Table 3.15.2 summarizes the pre-tax cash flows over the life of the Project:

Table 3.15.2: Life of Project Pre-Tax Cash Flow

	Year
Parameter (US$ million)	Pre- Prod	1	2	3	4	5	6	7	8	9	10	Total
Revenue	$0.0	$96.8	$84.0	$79.6	$68.4	$72.3	$75.0	$66.3	$41.5	$25.5	$0.0	$609.5
Operating Costs	$0.0	($42.0)	($44.7)	($46.9)	($46.5)	($43.7)	($41.4)	($34.7)	($28.4)	($17.9)	$0.0	($346.1)
Royalties	$0.0	($0.3)	($0.3)	($0.3)	($0.4)	($0.3)	( $0.2)	($0.4)	$0.0	$0.0	$0.0	($2.3)
Capital Expend.	($142.3)	($3.7)	($0.0)	($1.8)	($0.2)	($0.1)	$0.0	($2.7)	($0.0)	$0.0	$0.0	($150.9)
Working Capital	($6.4)	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$4.3	$0.0	($2.1)
IVA Recovery	$0.0	$16.8	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$16.8
Reclaim/Close	$0.0	($0.1)	($0.2)	($0.2)	($0.2)	($0.2)	($0.2)	($0.2)	($0.2)	($2.0)	($1.8)	($5.7)
Social Response	$0.0	($0.1)	($0.1)	($0.1)	($0.1)	($0.1)	($0.1)	($0.1)	($0.1)	($0.1)	$0.0	($0.9)
Salvage Value	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$3.4	$3.4	$6.8
Pre-Tax Net Cash Flow	($148.7)	$67.4	$38.6	$30.2	$21.0	$27.8	$33.1	$28.2	$12.8	$13.2	$1.6	$125.2
Cumm. Pre-Tax Net Cash Flow	($148.7)	($81.4)	($42.7)	($12.5)	$8.5	$36.3	$69.4	$97.6	$110.4	$123.6	$125.2

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3.15	Conclusions & Recommendations

3.15.1	Conclusions

There is a considerable upside potential at all of the La Guitarra deposits with further exploration at depth and there is very significant potential for upgrading much of the Underground 10 million tonnes Inferred Resources at 1.95 g/t Au and 305 g/t Ag to Measured and Indicated (Table 1.7 -1) with a carefully controlled exploration program.

The project is considered to be economic under the design parameters used in the study, but the project economics could be improved by potential capital and operating cost reductions that can be evaluated during basic engineering design or future studies.

The project is very sensitive to the price of silver. For instance, if gold and silver prices of US$1,000 and US$16.50, respectively, are used in the cash flow model, the pre-tax IRR increases to over 35% and the NPV at a 5% discount rate increases to US$169.3 million (source: September 9, 2009).

3.15.2	Recommendations

Primary recommendations include the following for potential capital and operating cost savings:

  Evaluate replacement of the two primary ball mills with one larger unit or replacing the 3-stage crushing circuit with primary crushing followed by a SAG/Ball mill combination circuit.

  Evaluate using larger and recently developed recessed plate filter presses for the tailings. Tailings samples should be sent to filter suppliers for testing and filter type and size selection.

  Evaluate a potential Open Pit mining option for the Mina de Agua mine.

  Tests should also be conducted at reduced cyanide concentrations and the effect of the addition of air in leaching of silver should be investigated.

Additional actions recommended are:

  Evaluate the potential to reprocess the existing 1 million tonnes of flotation tailings in the cyanidation plant.

  Evaluate continued operation of the existing flotation mill to produce gold/silver concentrate from lower grade ores.

  Further metallurgical testing should be conducted on composite and individual samples from each proposed production center to determine if greater processing efficiencies or recoveries could be achieved.

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4.0	Introduction and Purpose for Technical Report

4.1	Introduction

The historic Temascaltepec silver mining district is located near the town of Temascaltepec, Estado de Mexico, Mexico, about 120 km Southwest of Mexico City. Genco owns 38,947 hectares of mining concessions (through its subsidiary, La Guitarra Cia. Minera S.A. de C.V.), and leases another 767 hectares for a combined area of 39,714 hectares. Thereby, it controls the whole of the known extent of the Temascaltepec Mining District. The core of the concession area together with a mine and a 340-tpd process plant were acquired from Luismin S.A. de C.V. in 2003.

A surface and underground drilling and sampling program has increased tonnages in all Reserve and Resource classes. Flotation concentrates containing gold and silver are produced from stope and development ore for processing by a 3rd party. The latest published NI 43-101 Compliant Technical Report, dated June 25, 2008, reports combined Reserves and measured & indicated Resources of 14.5 million tonnes at 70 g/t silver and 0.65 g/t gold. Metallurgical testing exploring both heap leach and agitated cyanide leach processing methods has been performed by KCA in its laboratory in Reno, Nevada.

4.2	Purpose for Technical Report

The purpose of the Technical Report is to determine if Genco should proceed with the expansion of mining and processing operations. The expanded operation envisions ore from both surface and underground sources to be processed by grinding and whole-ore agitated cyanide leaching.

4.3	Sources of Information

Genco provided all information on the issues presented in this report. The information has been supplied by Genco and through reports that have been completed for Genco.

4.4	Acknowledgements

The help received from La Guitarra S.A. de C.V. personnel with the preparation of this study are hereby acknowledged with special thanks to the following individuals:

Wayne Moorhouse – Chief Financial Officer
Luis Saenz – Exploration Manager
Luis Rey – Plant Manager

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4.5	Units and Abbreviations

All costs are in United States dollars. Units of measurement are metric. Only common and standard abbreviations were used wherever possible.

A list of abbreviations used is as follows:

Distances	mm – millimeter
cm – centimeter
m – meter
km – kilometer

Areas	m2 or sqm – square meter
ha – hectare
km2 – square kilometer

Weights	oz – troy ounces
Koz – 1,000 troy ounces
g – grams
kg – kilograms
T or t – tonne (1000 kg)
Kt – 1,000 tonnes
Mt – 1,000,000 tonnes

Time	min – minute
h or hr – hour
op hr – operating hour
d – day
yr – year

Volume/Flow	m3 or cu m – cubic meter
m3 /hr – cubic meters per hour

Assay/Grade	gpt or g/t – grams per tonne
gpl or g/L – grams per liter
ppm – parts per million
ppb - parts per billion

Other	t/d or tpd – tonnes per day
m3 /hr/m2 – cubic meters per hour per square meter
kW – kilowatt
MW – megawatt
kVA – kilovolt-ampere
MVA – Megavolt-ampere
kWh – kilowatt hour
MWh – megawatt hour
Au – gold
Ag – silver
eAg – silver equivalent
eAu – gold equivalent
US$ or $ - United States dollar

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5.0	Reliance on Other Experts

5.1	Permitting and Required Studies/Approvals

La Guitarra currently has all the necessary permits and licenses required for the existing Underground mine and mill. In order to expand and fully develop the project, some of the existing permits and licenses will require updating and several new permits, licenses and studies will be required. Genco does not envision any significant problems in obtaining all the approvals, permits and licenses for the project. To obtain these expansion permits, Qualified Persons preparing the Feasibility Study (KCA et al), Glenn Clark and Associates, and John Thornton, LLC will be relying on the experts from the Mexican Government agencies and such political and environmental agencies called upon to issue such reports for Genco. The following provides the background that Genco has been and will continue to use for relying on other experts for mining, environmental, water usage, and legal support outside of the KCA Feasibility Study for the plant expansion, and for the development of the Resources and Reserves which substantiate the expansion decisions for the La Guitarra project.

Federal laws primarily regulate mining in Mexico, though some areas of the project will require state or local approval. The principal agency regulating environmental matters in Mexico is the Secretary of Environment and Natural Resources (SEMARNAT). A division of SEMERNAT, the National Water Commission (CNA) is the authority over all water related matters including activities that may impact surface water supply or quality, including diversion of surface waters or constructions in significant drainages.

Mexican regulations require that prior to construction the National Institute of Anthropology and History (INAH) review the project plans and inspect the project area for historic and archeological Resources.

A 3rd party contractor must prepare an Environmental Impact Manifest (MIA) to SEMERNAT. The MIA must include an analysis of local climate, air quality, water, soil, vegetation, wildlife and cultural Resources in the project area as well as a socioeconomic impact assessment.

A permit must be obtained from SEMERNAT for Risk Analysis (RA). A study must be conducted to identify and assess the potential environmental releases and risks and develop a plan to prevent and respond to potential environmental emergencies.

In Mexico, all land has a designated use. The majority of the land covered by the project is designated as agricultural or forest land. A Change of Land Use (CUS) permit will be required for all new areas of production and potentially areas of expanded production. The CUS study is based on federal forestry laws and regulations, and requires an in depth analysis of the current use of the land, native flora and fauna, and an evaluation of the current and proposed uses of the land and their impacts on the environment. The study requires that agreements exist with all affected surface rights holders and that an acceptable reclamation and restoration plan is in place.

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Not all permits are required for all proposed mining areas and some permits have already been issued for the core La Guitarra area. Table 5.1 summarizes the present status and significant approvals and permits that must be obtained for the project:

Table 5.1: Permit Table

Permit/Approval	Agency	Date Required	Description/Comments	Agency Process Time	Status
Land Use Agreements	Landowners	Prior to construction	Land purchase or Temporary Occupation Agreement		Ongoing
Environmental Impact Manifest (MIA) (Mining)	Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT)	Prior to construction

Requires an evaluation of baseline conditions and predicted effects with regard to air, water, soils, wildlife, plants, cultural Resources and socioeconomic factors. Requires a discussion and evaluation of mitigative measures such as avoidance strategies, control equipment, monitoring plans, and reclamation plans. Also requires an evaluation of project alternatives. Includes a general plan for closure.

				Approximately 90 days	Studies underway. Required for new mill and mining areas.
Risk Analysis Mining	SEMARNAT Offices in México D.F.l.	Prior to construction

Where highly hazardous activities are involved, the MIA shall include a Risk Analysis. The Risk Analysis is a document within the MIA that fully describes protection and mitigation measures. The Risk Analysis must include civil, mechanical, electrical and fire protection systems, an energy and materials balance, piping and instrumentation diagrams and other engineering details. In general, mining projects are considered highly hazardous undertakings and will always require the Risk Analysis.

				Approximately 90 days	Studies underway. Required for new mill and mining areas
Archeological clearance letter	Instituto Nacional de Antropología e Historia (INAH)	Prior to construction	INAH personnel will need to do a survey of the area to register and document important archeological sites.	INAH may require several months working at the area to issue the clearance letter	In process. Required for new mining areas.

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Table 5.1: Permit Table (Cont’d)

Permit/Approval	Agency	Date Required	Description/Comments	Agency Process Time	Status
Land Use Change (Mining)	Natural Resources SEMARNAT	Prior to construction

This permit from SEMARNAT is required to change the use of land where such a change might occur in natural forestland. For example, stripping of vegetation in preparation for mine construction would require such a permit. The permit application process requires submittal of a justification for the change that takes into account not only the predicted effects on soil and environment, but also the economic benefits that would arise should the change be permitted.

				Approximately 120 days	Studies underway. Required for new mining areas.
Environmental Impact Manifest (MIA) (Power line)	Environmental and Risk Department SEMARNAT	Prior to construction	Same as for Mining, but power lines do not require a Risk Analysis.	Approximately 45 days	Studies underway
Land Use Change (Power line)	Forestry Resources SEMARNAT	Prior to construction	Same as land use change (mining)	Approximately 120 days	Studies underway
Environmental Impact Manifest (MIA) (Access Roads)

State Government if no Land Use Change is required. SEMARNAT if a Land Use Change is required. This is the only case in which the MIA may go to the state agency. Power line and mine both are totally federally regulated.

		Prior to construction	Same as MIA for mining, but NO risk analysis required for road MIA.	Approximately 90 days	Studies underway
Management Plan Flora and Fauna	SEMARNAT	Prior to construction	Protection of indigenous species	Approximately 30 days	Studies underway
New Concession or Useful Allotment of Surface Water	SEMARNAT	Prior to construction	Allocation of surface water for beneficial use	Approximately 90 days	Studies underway. May not be required.
New Concession or Useful Allotment of Underground Water	Comisión Nacional del Agua (CNA)	Prior to construction	Allocation of Underground water for beneficial use. This may only apply in certain hydrologic regions.	Approximately 90 days	Studies underway

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Table 5.1: Permit Table (Cont’d)

Permit/Approval	Agency	Date Required	Description/Comments	Agency Process Time	Status
Notice to change water use totally or partially	CAN	when it is required	Change in beneficial use	No approval required
Certificate of quality of water	CAN	When unloading waters to the original source	Determination if return flow quality meets or exceeds source water quality. If not, user must pay.	Approximately 120 days	Studies underway
Residual Water Discharge Register and Permission	CAN	Before using water	Waste water discharge permit for release to surface or ground water.	90 days	Studies underway
License of Land Use	County/Municipality/ State	Prior to construction	Approval of County for land use. Equivalent to zoning approval	Check with municipality	As needed
Unique License Environmental	SEMARNAT	Prior to operation	Required for new operations, planned expansions of existing operations or operations that need regulation.	150 days	Studies underway
Generator of Hazardous Wastes Registry	SEMARNAT	When initiating operations	Generators of hazardous waste must be licensed. Generators are responsible for ultimate safe disposition of wastes	No approval required	Studies underway
Report of delivery, transport and reception of Hazardous Wastes	SEMARNAT Integral Management of Materials and Risky Activities	When sending dangerous remainders to confinement, recycling or incineration	Hazardous waste manifest report	No approval required	Studies underway
Semi-annual report of Hazardous Waste activity	SEMARNAT Integral Management of Materials and Risky Activities	Every six months	Report of hazardous waste activities over prior six months.	No approval required	Studies underway
Use of Explosives	Secretaria de la Defensa Nacional (SEDENA)	In order to buy, transport, store or use explosives

Permission required, in writing, from the Governor of the State. Security clearance required. Must inform of location of powder magazines and the closest human activity. Requires monthly reports on usage and inventory.

				Approximately 60 days after a SEDENA inspector makes an inspection visit	Issued for existing operations. New storage area inspections may be required.
Closure Plan	Environmental and Risk Department SEMARNAT	When initiating operations	Program to recover the areas modified by the project and the plan to leave the area	No approval required	Studies underway

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5.2	Other Expert Reliance Issues

Further issues concerning air quality, vegetation and wildlife, socioeconomic, reclamation and closure plans, mitigation plans during construction, topsoil recovery, native plant salvage, reclamation of the Open Pits and the waste dumps, dry stacked tailings, process ponds, project road removal, and plant facilities sale and removal, re-vegetation and erosion control all require experts and reports/opinions for which Genco must seek and rely upon. These reports and opinions are beyond the scope of the Qualified Persons who have prepared this Technical Report for the Resource and Reserves expansions for which the current 3,000 TPD plant expansion study by KCA is based upon.

6.0	Property Description and Location

6.1	Location

The La Guitarra project is administratively located mainly in the Municipio de Temascaltepec, Estado de Mexico, Estados Unidos Mexicanos. The coordinates of the existing processing plant are 100° 04' 43" W and 19° 03' 25" N or UTM zone 14Q, 386,600 E and 2,107,500 N. The elevation is 1,990 meters above sea level. The plant and tailings dam are clearly visible on the Google Earth Digital Globe. The project site can be accessed by asphalt road from Temascaltepec (5 km), from Tejupilco (30 km) and major metropolitan areas Toluca (69 km) and Mexico D.F. (135 km).

Travel time from the international airport in Mexico City is from 2.5 hours to 4 hours depending on traffic. There are no particular physical restrictions for overweight and oversize truck loads between Toluca and the project site, though the road is winding and congested and any such transport will require coordination with the authorities.

Figure 3.1.1: Site Location

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The area is mountainous with vertical relief up to 800 meters. The slopes are forested with pine trees, while some flatter terrain is used for agriculture and grazing. The area selected for the new project facilities is uninhabited and covered by trees, some of which are harvested for resin. Temperatures are mild. January is the coldest month with an average minimum of 4.2ºC, while May has the highest monthly average maximum of 28.1ºC. Average annual precipitation is 1,040 mm with a wet season from June through October (rainfall greater than 60 mm per month) and a dry season from November through May (less than 60 mm per month).

The local center is Temascaltepec, where there are schools, shops, markets, banks, post offices, hotels, gas stations, and some professional services. Most of the present work force lives here or in neighboring smaller communities. The town of Tejupilco, 30 km to the West, is larger than Temascaltepec and also can supply services. The lakeside resort of Valle de Bravo is located 14 km to the North and on weekends caters to Mexico City residents. Valle de Bravo traffic does not pass the project site, nor is the project site visible from Valle de Bravo. Inside the project area perimeter, near the planned La Guitarra open cut, is located a popular take-off point for Para-gliders.

6.2	Property

Genco controls the whole of the known extent of the Temascaltepec Mining District through ownership (38,947 hectares) and leases (767 hectares).

A list of concessions as of May 15, 2008 is presented in Table 6.1:

Table 6.1: Concessions as of May 15, 2008

Name	Title	Hectares	From	To
El Coloso III	210464	154.75	08 Oct 1999	08 Oct 2049
El Coloso II	211448	157.92	25 May 2000	24 May 2050
El Coloso IV	212370	1.60	04 Oct 2000	03 Oct 2006
San Luis Sur 88	212556	1,538.95	31 Oct 2000	30 Oct 2050
El Nazareno Sur	216635	17.20	17 May 2002	16 May 2052
El Nazareno	217506	897.35	16 Jul 2002	15 Jul 2052
Los Timbres	217766	383.50	13 Aug 2002	12 Aug 2052
El Peñón Frac. 1	217796	94.30	23 Aug 2002	22 Aug 2052
El Nuevo Rincón	217986	465.41	18 Sep 2002	17 Sep 2052
El Peñón	218282	185.08	17 Oct 2002	16 Oct 2052
Mina de Agua	218797	2,239.45	17 Jan 2003	16 Jan 2053
Ampl.de Los Comales *	195409	151.43	14 Sep 1992	13 Sep 2042
San José *	198961	35.00	11 Feb 1994	10 Feb 2044
Jessica *	203986	25.00	26 Nov 1996	25 Nov 2046
Nazareno de Anecas *	208817	279.85	15 Dec 1998	15 Dec 2048
El Coloso *	221269	276.00	14 Jan 2004	13 Jan 2010
El Rey **	172361	7.67	15 Dec 1983	14 Dec 2033
La Cruz **	179607	3.78	11 Dec 1986	10 Dec 2036
El Nuevo Rey **	180496	6.00	13 Jul 1987	12 Jul 2037
Veta Grande No. 2 **	185878	8.00	12 Dec 1989	11 Dec 2039
Jesús Nazareno **	189684	6.00	05 Dec1990	04Dec 2040
Demasias del Progreso **	191124	3.35	29 Apr 1991	28 Apr 2041
Fracc. II de Teresa I **	191224	1.33	19 Dec 1991	18 Dec 2041

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Table 6.1: Concessions as of May 15, 2008 (Cont’d)

Name	Title	Hectares	From	To
Teresa II **	191225	1.69	19 Dec 1991	18 Dec 2041
Teresa I **	191235	35.10	19 Dec 1991	18 Dec 2041
Ampl. del Progreso **	191334	3.02	19 Dec 1991	18 Dec 2041
Guadalupe **	191482	43.00	19 Dec 1991	18 Dec 2041
El Guitarron **	191488	138.49	19 Dec 1991	18 Dec 2041
La Guitarrilla **	192325	7.54	19 Dec 1991	18 Dec 2041
El Salvador **	192797	7.31	19 Dec 1991	18 Dec 2041
Ampl. Del Rey **	193970	0.35	19 Dec 1991	18 Dec 2041
La Tosca **	196113	30.00	23 Sep 1992	22 Sep 2042
La Albarrada **	196548	1.54	23 Jul 1993	22 Jul 2043
El Progreso **	198404	2.57	26 Nov 1993	25 Nov 2043
El Violin **	199934	10.00	17 Jun 1994	16 Jun 2044
El Contrabajo **	206547	3.20	23 Jan 1998	22 Jan 2048
La Guitarrilla Dos Frac.I **	215219	9.10	14 Feb 2002	13 Feb 2052
La Guitarrilla Dos Frac.II **	215220	20.45	14 Feb 2002	13 Feb 2052
El Virrey **	216193	4.60	12 Apr 2002	11 Apr 2052

* Leased from Mario Hector Gottfried Joy
** Concessions leased from Cia. Minera Las Torres S.A. de C.V. under the original La Guitarra Purchase agreement.
- La Guitarra and Genco purchased these concessions and an associated royalty in February of 2008.

Figure 6.1 shows the locations of the concessions:

Figure 6.1: Concession Maps

The area outlined in red shows the concessions originally purchased from Luismin. The blue outlined area is additional staking by La Guitarra in February 2007. The gold outlined area is additional staking by La Guitarra in June 2007 and the current limits of the concessions. Under Mexican Mining Law, all concessions are now exploitation concessions.

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6.3	Royalties

Royalties are payable to Mr. M.H. Gottfried Joy and Luismin S.A. de C.V. (a Goldcorp Inc. subsidiary).

The agreement with Mr. Gottfried Joy covers five concessions totaling 767.3 ha. The agreement calls for a payment of US$2,000 per month subject to CPI adjustments. The monthly payment is considered as an advance on the royalties. The advanced royalties will be repaid once the property is in production as follows: The monthly royalty payment will be reduced by US$500 if the royalty is US$3,500 or less and by US$1,000 if the royalty is US$3,501 or more. Royalty payments of 1.5% of the amount received in final payment for the gold and silver produced is payable when the properties are in production. In the event that the value of silver is more than US$15/ounce the royalty increases to 2%. An additional payment to Mr. Joy of US$200,000 is payable on the date in which an annual production rate from the concessions of 30,000 equivalent ounces of gold is reached.

In February 2008, La Guitarra Compañia Minera and Genco purchased 23 exploitation concessions totaling 354.1 ha and an associated royalty from Compañia Minera Las Torres, S.A. de C.V. Prior to the purchase of the royalty these concessions were subject to a NSR royalty based on the price of gold. If gold is US$300 or less then the royalty is 2%. If the price of gold is between US$300 and US$350 the royalty is 3% and if the price of gold is US$350 or more the royalty is 3.5% . The current NSR royalty rate would be 3.5% of the La Guitarra production.

The "Luismin" agreement calls for La Guitarra Compañia Minera to pay an NSR royalty of 1-3% based on the price of gold. If the price of gold is at least US$400 but less than US$450 per ounce the royalty is 1%. If the price of gold is US$450 but less than US$500 the royalty is 2% and if the price of gold is US$500 or higher the royalty is 3%. This royalty is only payable after the production from these properties has an aggregate total of 175,000 equivalent ounces of gold, with the commencement date being 1 August 2004. All of the production will be converted to equivalent ounces of gold. The amount of any third party royalty existing at the time Genco purchased La Guitarra from Luismin, payable on minerals mined, produced or otherwise recovered from the properties, shall be deducted from the royalty payable to Luismin S.A. de C.V. regardless of whether that royalty is still in effect.

La Guitarra Compañia Minera has a Temporary Occupation Agreement with the Community of La Albarrada covering over 62 hectares on which the La Guitarra mine portal and flotation processing plant are located. This Temporary Occupation Agreement is renewable every three years. In December 2007, agreement was reached with the Godines Ejido to purchase 420 hectares covering most of the Creston surface deposit and part of the Nazareno/Coloso area of the district. Negotiations are ongoing with the Community of Albarrada over the surface rights to the preferred location for the new processing plant, but these have not been concluded as of December 2009. The surface ownership of other areas is also being sought.

The company has permission from the Mexican water authorities to take 192,000 m3 of water per year from La Guitarra Underground water drainage. This will need to be increased to supply the water required by both the new 3,000-tpd plant facilities and the watering of the Open Pit mine roads during the dry season for dust suppression.

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6.4	Terms of Concessions

All concessions have an annual minimum investment to complete and an annual mining tax to be paid to keep the concessions in good standing.

Prior to 2006, there were two types of Concessions. The exploration concessions had a 6-year period before they would expire and could be elevated to an exploitation concession. The elevation of a concession from exploration to exploitation was sometimes a lengthy process; however, this delay has now been removed by having only one type of concession.

Starting at the beginning of 2006, all concessions are now exploitation concessions and all exploration concessions were automatically converted to exploitation concessions.

Exploitation concessions were not changed. Exploitation concessions have a 50-year life and can be renewed for as long as the mine is active.

The concessions are for mineral rights only. La Guitarra has secured the surface rights in the current areas of operation and is currently negotiating on the surface rights of a much larger area so that it will be able to carry out any expansions that are envisaged. All of the concessions are surveyed prior to being granted.

In order to engage in exploration and commercial mining activity, an environmental permit is required. The Corporation currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

6.5	Minimum Investment (Assessment Work)

To keep the concessions in good standing a minimum investment or assessment work (MI) has to be completed each year and the work filed. The amount of the MI varies, based on the size of the concession. It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by La Guitarra will satisfy the minimum requirements for many years.

Table 6.2: Minimum Investments (Assessment Work)
Mining Concessions

Surface Rank (hectares)	Fixed Annual Fee (pesos)	Additional Annual Fee (pesos per hectare)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

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6.6	Mining Duty (Tax)

The rate of the mining duty (MD) depends on the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The MD is due in both January and July.

Table 6.3: Mining Duties
Rate per hectare applicable for first semester of 2009 (In Mexican Pesos) - All Concessions

Years	Mining Duty
1 and 2	5.08
3 and 4	7.60
5 and 6	15.72
7 and 8	31.62
9 and 10	63.22
11 and later	111.27

In addition to the mining duty, interest and other penalties are assessed for late payment.

6.7	Environmental Liabilities

Exposure to environmental liabilities exists in the form of: (1) discharge of acid drainage water pumped from the Underground mine workings; (2) a dam containing over one million tonnes of tailings from the flotation processing plant; and (3) a mine waste rock dump located near the San Rafael mine portal. This Feasibility Study plans for a treatment facility to neutralize the acidic underground mine water. At present, this flow is discharged to the environment through a small retaining facility built in the drainage below the portal with limestone-filled gabions, which is only partially effective. Additionally, the tailings dam produces an acid seepage, which is also passed through the limestone-filled gabions. This seepage flow will decrease substantially once the dam is taken out of production. Some waste rock in the dump contain sulfides, which may produce acid mine drainage in the future.

6.8	Permits for Exploration and Operations

Please refer to Item 5.1 and Table 5.1 for a complete list of permitting for explorations and operations for La Guitarra.

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7.0	Accessibility, Climate, Local Resources, Infrastructure & Physiography

7.1	Location

La Guitarra Mine is located at Temascaltepec, Mexico. The Mine portal is at approximately 19°03’23”N Latitude and 100°04’39”W Longitude at an elevation of approximately 2100 meters. The mine is approximately 120 km SW of Mexico City. The elevation is 1,990 meters above sea level.

Figure 7.1: Location of La Guitarra Mine

Scale: 1:5,000,000 approx.
Maps from Mapquest.com

7.2	Access

Access to the Mine is by paved road except that the last 2 km are over a gravel road. There is an airport at Toluca that has international air traffic, however the main access by air is through Mexico City.

7.3	Climate

The climate in the area of La Guitarra Mine is moderate in temperature and very humid. The average annual temperature is about 18°C. The warm month average is approximately 28°C and the cold month average is approximately 8°C. The majority of the approximately 1200 mm of rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

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7.4	Topography

The mine and the plant facilities at La Guitarra are in rough hilly terrain. The elevation at the plant is approximately 2100 meters. The topographic relief in the area is 500 meters. Much of the area is forest covered with pine trees being less than 260 cm in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad, relatively flat flood plains that are used for agriculture.

7.5	Local Resources

There are numerous small communities in the area. There is an adequate supply of unskilled labor as well as a good supply of mine oriented and trained people. A large majority of the workforce at La Guitarra are permanent residents of the Temascaltepec Region. There are many farms and cattle ranches in the region. As well as the normal agricultural pursuits, the area is known for its trout farming. The forests are logged for the lumber and the pine tree sap is collected for the chemical industry.

Tourism is an important industry with the resort area catering to people from Mexico City. The beautiful scenery due to the forested nature and the numerous ponds in the area as well as the cooler climate make it very attractive. An unusual tourist attraction to the area is the gathering of the Monarch Butterflies in the fall after they have migrated from Canada and the USA.

Toluca, the nearest major city is approximately 50 km to the northeast on the way to Mexico City. Toluca has all of the normal amenities of diverse banking, good hospitals and educational facilities, including a University.

7.6	Infrastructure

The infrastructure at La Guitarra currently consists of a flotation mill, offices, warehouses, repair shops, drill core facilities, and an analytical laboratory.

The various locations at the mine site are joined together in a computer network. Cellular phone service at the mine site is reliable. Local and long distance telephone service is available at La Guitarra using the national carrier, TELMEX. In addition, the various areas and departments of the mine site are connected to a local area network, providing both data & voice connectivity.

Power is from the Federal Power Commission’s national grid. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 m3 of water per annum from local water sources.

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8.0	History

8.1	La Guitarra Ownership and Ownership Changes Through 1990

Mining in the Temascaltepec area started in the mid 1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 km southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in Temascaltepec has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding area were one of Mexico’s largest silver producers, generating roughly 10% of the country’s total mineral wealth. The mine was well known for its very high, or ‘bonanza’-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate production was valued in excess of US$100 per tonne, when prices were roughly US$15/oz for gold and US$1/oz for silver. In fact one of these areas at the Cinco Senores shaft was abandoned due to flooding, while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers, and another in 1907 by financiers from France. Both efforts were thwarted by financial crisis in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two reasons. Technology of the period was unable to handle the Underground flooding that occurred in several mining shafts as noted above. Mexico experienced its War of Independence beginning in 1810 causing political upheaval in the District. Temascaltepec remained more or less idle from 1810 until the early 20th century. During the early 20th century, the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeastern portion of the Temascaltepec Mining District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the District was the third-largest silver producer in Mexico.

8.2	Modern Mining After 1990

Modern mining resumed in 1990 when the Compañia Mineria Arauco returned to where the Spaniards had began in 1555, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tonnes per day.

In 1993, Luismin Mining acquired the property and set about consolidating the entire Temascaltepec Mining District. Luismin expanded the Reserve base in the La Guitarra Mine and increased the milling capacity to 340 tonnes per day.

In August 2003, Genco Resources purchased the entire Temascaltepec Mining District and the La Guitarra Mine from Luismin S.A. de C.V. During the last few years that Luismin operated the mine insufficient reinvestment was made to maintain or increase the Reserve base and thus the mining rate slowly began to decrease.

In 2003/2004 under Genco’s direction three surface drilling campaigns were conducted to expand Reserves, test mineralization along the under-explored Nazareno vein, and test a previously unexplored section of the La Guitarra vein. The drilling efforts led to the discovery of the San Rafael and the San Rafael II zones. The main Underground mining is now from these zones.

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8.3	Corporate History

Genco Resources Ltd., (Genco) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. Senlac changed its name to Rule Resources Ltd. on June 13, 1980. Rule changed its name to Globe Resources Inc. on March 9, 1990. Globe changed its name to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compañia Minera S.A. de C.V. from Luismin S.A. de C.V. (“Luismin”). La Guitarra Compañia Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico. The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at CDN$1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at CDN$0.82 for the first installment payment to the vendor. On September 1, 2005 Genco made the second installment payment of US$500,000 in cash. Genco made the third installment payment of US $500,000 in cash on September 1, 2006. A US$500,000 installment was made on August 16, 2007. The company issued 472,781 shares on Oct 15, 2008, and 1,747,045 shares as the sixth installment on Aug 31, 2009. There remains US$1,000,000 to be paid on the appropriate anniversaries in 2010, and 2011.

Genco is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

8.4	Modern Mining Production Statistics

Modern production figures are presented in Table 8.1:

Table 8.1: Recent Production Figures at La Guitarra

Year	Operator	Tonnes	Tpd	Ag g/t*	Au g/t*
1993	Luismin	8,206	-	320	5.2
1994	Luismin	25,055	69	256	3.6
1995	Luismin	65,410	178	321	3.2
1996	Luismin	94,375	259	286	3.6
1997	Luismin	107,305	294	299	4.3
1998	Luismin	106,598	291	331	3.9
1999	Luismin	105,136	288	298	3.6
2000	Luismin	113,809	312	255	3.3
2001	Luismin	101,548	278	227	3.9
2002	Luismin	79,679	218	209	3.6
2003	Luismin**	41,387	115	252	3.1
2004	Genco	41,946	117	273	3.6
2005	Genco	45,924	126	327	5.5
2006	Genco	53,873	148	341	3.1
2007	Genco	59,342	163	192	3.2
2008	Q3 Genco	67,629	248	176	1.5

* Ore grade recovered to flotation concentrate
** Luismin handed operation of La Guitarra over to Genco effective August 1, 2003

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9.0	Geological Setting

9.1	Regional Geology

La Guitarra Mine is in the southeastern end of the Mexican Silver Belt (Figure 9.1) . The Sierra Madre Occidental or the Mid-Eocene Ignimbrite Belt includes large extrusions of rhyolite and andesitic volcanic material. Numerous low sulfidation epithermal Ag-Au deposits are associated with hydrothermal activity during the mid-Eocene period. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, mafic volcanics of the Trans-Mexican volcanic belt overlie the intermediate to felsic Eocene volcanics.

Figure 9.1: Surface Geology of México

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9.2	Local and Temascaltepec District Property Geology

The regional geology of the Temascaltepec district is shown in Figure 9.2, and in a schematic stratigraphic section in Figure 9.3.

Figure 9.2: Geology of Temascaltepec District

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Figure 9.3: Stratigraphic Section Temascaltepec District

9.3	Structural Geology

The Jurassic basement rocks of the Temascaltepec were deformed by folding with uplifting prior to the deposition of the Early Eocene. After the folding there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and the out-pouring of volcanics are apparently associated with the faulting. The vein mineralization has a pronounced northwest trend indicating the faulting played a large part in controlling their emplacement. The fault movements have been difficult to determine.

There was a period of volcanism in Mid-to-Late Eocene time. It is believed that the vein mineralization was emplaced either late in the period of volcanism or immediately after the volcanism. These veins have a pronounced northwest trend indicating the structural control and show evidence of extension during deposition. The structures in the veins and the structures associated with the veins suggest that the movement during vein formation was not intense. These vein structures indicate normal fault movement. Many veins in the Mina de Aqua region and further east also have indications of a left lateral movement.

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The Temascaltepec fault started in Miocene time and continued in post-Miocene time. This northwest-dipping normal fault has down-dropped the La Guitarra mine area relative to the area to the southeastern part of the area, including Mina de Agua. This allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra were preserved by this faulting with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

9.4	Major Rock Types

9.4.1	Jurassic

Jurassic phyllites, siltstones and some calcareous units are the oldest in the area and are the basement rocks to the sequences of volcanic rocks of the Sierra Madre. The Jurassic rocks are exposed in the Mina de Agua area to the southeast of Temascaltepec. These sediments are typically thin bedded and weathered to a tan or red-tinged (hematitic) color. The bedding is well defined with a sericitic sheen to the bedding surfaces. In areas where the veining is more pronounced the weathering is intense and the bedding is sometimes difficult to determine.

There are limestones and other calcareous units that have weathered to a grey color and appear relatively fresh. These units are quite conspicuous as unaltered units among the tan or red tinged metasediments.

The rocks that have undergone selective to pervasive argillic alteration tend to weather to soft, pale tan to yellow, jarositic outcrops. The intense argillic alteration appears to be related to the vein mineralization.

Folding and faulting of the Jurassic metasediments occurred prior to the deposition of overlying volcanics. Throughout the area, the beds dip at varying inclinations to the east with only locally west-dipping beds on the west limbs of broad anticlinal folds. The axial planes are steeply dipping and vary from east to west dips. The folds are open and plunge to the north-northeast at shallow inclinations of 10° to 30°. This early northeast structural trend may have modified or influenced the later vein system. The Temascaltepec fault and the inferred Cerro de Zayas fault are approximately parallel to these northeast structures and may therefore be partially localized by the earlier structures.

9.4.2	Early Eocene (Balsas Formation)

The Balsas Formation is found to the northwest of La Guitarra. It is not exposed in the Mina de Agua region. The Balsas is a conglomerate of Early Eocene age at the unconformable boundary between the Jurassic basement and the volcanics of the Sierra Madre.

9.4.3	La Guitarra Granite

A granitic stock of mainly quartz monzonite composition hosts the veins of La Guitarra. This stock is generally massive and equigranular. La Guitarra granite is the host to the silver-gold bearing veins that are currently being mined. In some areas La Guitarra granite is intruded by porphyritic dykes. These dykes generally appear to follow the same structures that localized the silver-gold bearing veins.

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9.4.4	Mid-Eocene to Oligocene

Volcanic rocks of the Mexican ignimbrite belt are found in the area. These andesites, rhyolites and ignimbrites unconformably overlie the Jurassic basement in the eastern part of the map area and the granitic stock northwest of the La Guitarra Mine area. Prior to the deposition of the volcanic rocks the area was subjected to uplift and erosion. As noted above the inferred movement on the Cerro de Zayas and the Temascaltepec faults may have begun during this period of uplift.

9.4.5	Andesite

The andesite is exposed in an east-west belt from the region of Veta Animas to its overlap on the Jurassic basement to the north and east of the Mina el Rincon area. Most of the vein mineralization east of the Cerro de Zayas fault is within the andesite succession.

9.4.6	Rhyolite

A rhyolite volcaniclastic is exposed at the top of Cerro de Zayas and appears to conformably overlie the “andesite” unit. This exposed volcaniclastic has clasts mainly of felsic to intermediate volcanic fragments and probable siltstone.

Most of the movement on the Temascaltepec fault appears to have occurred after the deposition of the above-mentioned volcanics and after the vein mineralization in the district.

9.4.7	Quaternary Basalt

Quaternary basalt (Miocene) unconformably overlies the older rocks of the area. The basalt is seen as two units, a massive, relatively fresh flow unit and a mainly tuffaceous component. The tuff unit is commonly heavily surface-weathered forming rounded buff to reddish tinged subcrops. This tuff unit is by far the most extensive and appears to overlie the less-weathered flow basalts. Both units typically fill valley and creek beds.

Some exposures of the basalt unit are tilted towards the east. This is supportive of faulting in the area after deposition of the basalt. These basalts are post vein mineralization. The extensions of the known veins, as well as additional veins, have been found beneath these younger, overlying basalts.

9.5	Previous Geology Reports

The geology of the area and the property has been described in previous reports that were prepared for Genco. These reports were private reports for Genco and have not been published by Genco, nor are they available on SEDAR. A report by Glenn R. Clark, entitled “Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, June 25, 2008,” can be found both on Genco’s website (www.gencoresources.com) and on SEDAR. The previous brief geology description is based on these reports and information gathered during the recent site visits and from communications with La Guitarra personnel.

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10.0	Deposit Types

10.1	Mineral Deposit Targets Based on Past Production

The deposit types that were the exploration targets for the early Spanish were the Bonanza style gold-silver veins that outcropped on surface. The Mina de Agua deposit, which began production in the 1550s, was discovered in essentially soft rock that made it easy to mine at depth.

Modern exploration methods have targeted a number of veins on surface in the region, and have led to discovery of similar Bonanza style ore shoots boasting silver values in the kilos of silver per tonne many times associated with ounces of gold per tonne. These ore shoots are typically 30 – 50 meters in length, with several ore shoots exceeding several hundred meters in length, as they do in the La Guitarra area.

By the 18th century, the area surrounding the Mina de Agua mine were among Mexico’s largest silver producers from very high ‘bonanza-type’ grade silver and gold deposits. History records that the area contributed about 10% of Mexico’s total mineral wealth. It is this type of mineral deposit that has been the target of Genco and its predecessors who have explored the Temascaltepec region.

10.2	Mina de Agua Area

During 2006 and 2007, Genco placed 25 Diamond Drill holes for 3,610 meters directly under the Mina de Agua – Santa Ana deposit, and intersected excellent mineralization. This has led to the re-discovery of a significant deposit at depth. The plan is to exploit this deposit Underground and expand the drill indicated Reserves during the future operations at La Guitarra.

An additional 34 Diamond Drill holes totaling 9,911 meters were drilled at the San Bernabe and Casaras segments of the Mina de Agua deposit while the Santa Ana section was re-discovered.

10.3	Nazareno/Coloso and San Rafael Bonanza Type Vein Discoveries

Under Genco’s direction, surface drilling campaigns were conducted starting in 2003 to expand Reserves, test mineralization along the under-explored Nazareno/Coloso vein system, and test a previously unexplored section of La Guitarra vein.

The drilling efforts have led to the discovery of the San Rafael and the San Rafael II zones and the establishment of the San Rafael mine. The most recent Underground mining in La Guitarra deposit has come primarily from these San Rafael zones.

The Nazareno and the Coloso very high grade ‘Bonanza Style’ deposits were discovered along the same strike as La Guitarra Veins approximately 1.5 kilometers away from the Los Angeles deposit on the western flank of La Guitarra system.

With the establishment of seven significant gold-silver deposits along the 15-kilometer Temascaltepec District trend, the model for significantly long and mining-wise profitable deposits has been confirmed. Exploration for the future is to continue drilling on the flanks of the most westerly and most easterly of the known Temascaltepec deposits

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10.4	Open Pit Potential

Genco geological management theorized that with increasing gold and silver prices, a potential for low-cost, Open Pit exploitation existed above Luismin mined deposits of Los Angeles, La Cruz, and Creston/San Francisco. It is notable that these ore shoots exist along a 1,500 meter continuous strike length. The ore shoots extend underneath the Basalt cover as can be seen at the San Rafael Underground mine that has been recently in production. Genco discovered an Open Pit mining Reserve, and has confirmed its size & grade distribution discussed in Section 19 of this document.

11.0	Mineralization

11.1	Mineralized Veins

The mineralized vein systems that are found on the property are classed as polymetallic, low-sulfidation of epithermal origin. There are in excess of one hundred epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. Figure 11.1 describes the location of current and historical major production areas along the Temascaltepec District strike length.

These mineralized veins traverse the property along a strike length of over 15 km and over a width of 4 km. As noted above, extensional strike slip faulting structurally controls the veins. This structural control is typical for the Mexican intermediate to low sulfidation epithermal vein systems. The veins cut across different rock types but are considered to be from the same major hydrothermal system.

The veins vary in width from less than a meter to over twenty meters. The quartz veining consists of well banded, chalcedony and fine-grained crystalline quartz with minor amounts of calcite. The chalcedony is thought to indicate an upper part of the mineral system suggesting that the depth potential of the mineralization is good.

The wall rocks around the veins are altered with advanced argillic mineralization and an outer propylitic halo. This alteration extends from 1 meter to 50 meters from the veins.

The sections of the veins that were open or dilatants at the time of the silver and gold mineralization form the ore bodies. These open areas were controlled by the inclination of the veins and the intersection of the different vein sets. The northwest and west northwest vein sets are the primary intersecting vein sets that control the mineralization. Due to the recurring nature of the vein sets and their intersections ore zones also occur in a repetitive nature 150 meters to 250 meters apart.

The veins consist of white crystalline quartz, chalcedony, amethyst and adularia. The gold and silver bearing minerals are proustite-pyrargyrite, electrum, acanthite, polybasite with pyrite and minor amounts of sphalerite, fluorite, galena, chalcopyrite, calcite, barite and clay minerals.

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Figure 11.1: Satellite View of Temascaltepec Area

From Google Earth (www.googleearth.com)

11.2	La Guitarra Veins

La Guitarra vein system outcrops along a strike of more than 3.5 km and has been explored in part to a depth of 500 meters. In the eastern part the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70° to 90°.

At La Guitarra, the 1 meter to 4 meters wide mineralized zones are within a large quartz vein that is up to 20 meters wide. These brecciated and rebrecciated mineralized zones are very complex, pinching, swelling and bifurcating over short distances.

The silver and gold is contained in silver sulfides, sulfosalts and electrum. The remaining mineralization consists of minor amounts of pyrite and other sulfides such as galena and sphalerite.

The mineralization appears to have occurred in three stages. The first stage contains most of the base metal mineralization. The second stage has repetitive silica banding and precious metal deposition. The second stage has the largest volume of silver and gold mineralization. The third stage has the highest Ag-Au grades but does not have a significant volume.

Alteration of the wall rocks is only strong in contact with the veins.

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12.0	Exploration

12.1	Current Exploration

La Guitarra is actively exploring the Temascaltepec properties to extend the known zones and find new ones. There are many exploration targets on the property as evidenced by the old mine workings, the remnants of surface pitting and trenching, and blind extensions that have been drilled. Several notable discoveries have been made and are identified below. These discoveries are discussed in this document, with extensive geological Resource assessment. The most relevant exploration discoveries are converted into mining Reserves. Future targets are identified.

The exploration that was started just after Genco purchased La Guitarra located the San Rafael vein system. This vein system was a blind find under a basalt blanket some 300 meters southeast of La Guitarra vein system. This vein system is already being mined and is an important part of the future Resources and Reserves.

The vein systems found in the Nazareno and Coloso deposits were exploration targets identified on surface, drilled, and an exploration ramp completed on Nazareno for more detailed Underground channel sampling. Some 4,420 meters of drilling and channel sampling were completed in Nazareno, and over 8,000 meters of diamond drilling were completed in the Coloso deposit. Both exploration targets identified Resources that have been converted to Reserves for the KCA Feasibility Study completed in December 2009. The vein systems in Mina de Agua were identified during the drilling of 25 diamond drill holes comprising 4,099 meters. The Mina de Agua has also been converted to a Reserve for the KCA Feasibility Study.

A major surface and UG drilling and coincident UG channel sampling program has been completed by Genco on the deposits of Los Angeles, La Cruz, Creston, and San Rafael deposits along the 2,500 meters of strike length of the La Guitarra vein system. Some 45,000 meters of drilling and sampling using Reverse Circulation Rotary and Diamond Drill holes were completed inside these 4 deposits, and 31,962 meters were used to define the Open Pit for future production.

The effectiveness of this exploration program can be seen in the increases in the Resources and Reserves that have been identified.

BDW International of Rouyn-Noranda, Canada performed all the drilling and the survey of all the surface and UG drill holes. Genco geologists have taken the channel samples. ALS Chemex in Vancouver, BC and SGS in Durango, Mexico have completed all the assays for the drilling samples, and Genco has completed the assays of all the UG channel samples, with selected samples assayed by ALS Chemex and SGS for comparison purposes.

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13.0	Drilling

13.1	General

The project is developed under three separate local mine grids, and represent separate areas within the Genco land holdings. The first is the Nazareno/Coloso area to the west of La Guitarra, and the second is the area to the east of La Guitarra, which contains the Mina de Agua and Rincon old mine areas. The third area encompasses La Guitarra trend with four known mines.

La Guitarra Open Pit area project limits are based on a local mine grid of 42400 to 45400 Easting, and 50900 to 53198 Northing. This area represents a 6.89 km2 area. This area has hosted underground mining for the past several hundred years. Exploration geology has placed 314 Reverse Circulation and Diamond Drill holes into the highest mountains that make up La Guitarra to determine if what remains could host a profitable Open Pit operation. The elevation bounds are 1,698 meters by 2,532 meters.

A block model has been developed to model La Guitarra drilled strike length of nearly 3,000 meters, and whose block cells size measure 10 meters east by 3 meters north by 3 meters high. The ore block size was chosen to minimize dilution of the steeply dipping ore zones, and for tight geological control for the high-grade veins.

Drilling on La Guitarra property has concentrated on the four main deposits within the Genco land holdings: the Coloso and Nazareno concessions due west approximately 1.5 kilometers from the Los Angeles deposit and part of La Guitarra area, and the Mina de Agua deposit some 8 km from the proposed Guitarra plant.

Much is known about La Guitarra deposits through the underground production by Luismin during their 14 production years in Guitarra, and Genco’s production for the last 5 years through 2009. With silver and gold at near historic highs, Genco has concentrated its exploration drilling towards defining an Open Pit Resource while extending its knowledge of the Underground potential of the four known main deposits and three additional Underground mining centers near La Guitarra operations.

The most easterly deposit within La Guitarra suite of veins is San Rafael. Initial drilling into the San Rafael identified deeper groups of high-grade veins overlain by a Basalt blanket, and whose thickness precluded ever exploiting the deposit veins by Open Pit methods. However the drilling inside San Rafael determined that excellent gold and silver grades exist in this deposit, and this area has been the majority of the targeted production since 2005 for ongoing milling operations by Genco. At present the database contains 70 predominantly diamond drill holes with 13,308 meters of assay values. At the mining cut-off of 135 g/t eAg, there are 361 meters of sampled assay grading 4.02 g/t Au and 610 g/t silver.

The drilling completed within the Coloso and Nazareno deposits suggest these two UG targets appear much the same as La Guitarra deposits were to the early Spaniards some 400 years ago with very high grade pockets evident. 27 Reverse Circulation and Diamond Drill holes were placed in the Coloso/Nazareno deposits for 12,370 meters of assay intervals, and an additional 254 meters of channel sampling were assayed. The Mina de Agua deposit was targeted and drilled at depth by 25 Diamond Drill and 4,098.40 meters were assayed. This mine in the 18th century was recognized as one of Mexico’s largest silver producers from bonanza-grade veins.

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The drilling methodology using Reverse Circulation and Diamond Drilling, and UG sill and workings sampling and assaying has been previously discussed in Genco’s August 2008 Technical Report on SEDAR, and not repeated here. This current review deals with discussing the expanded database prior to calculating an Open Pit Mineral Resources and Mineral Reserves further on in this report.

13.2	Los Angeles, La Cruz, Creston Drilling & UG Uncut Sample Assay Results

One of the major discoveries made on in the Genco concessions is based on the extensive drilling on the near surface La Guitarra deposits of Los Angeles, La Cruz and Creston.

A total of 44,996 meters of drilling in 34,098 assay intervals were entered into a database for compositing and eventual use in interpolating a grade and tonnage model of the three deposits that include Los Angeles, La Cruz, and Creston, and could support a profitable Open Pit production scenario.

It was determined that four mining areas would be established as volume shapes to distinguish the four deposits (including San Rafael) from each other, and to separate the block model to summarize each area separately. Figure 13.1 is the color-coded solid model that distinguishes the deposit areas. These volume shapes have also been loaded into the 3-D block model, and onto each drill hole and channel sample to be able to statistically summarize and compare each of the deposits.

The numerical designations are:

Los Angeles	Red
La Cruz	Orange
Creston/San Francisco	Blue
San Rafael	Green

Figure 13.1: La Guitarra Deposit Mining Area Display

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At a 1 g/t Silver Equivalent (eAg) cut-off grade, the following statistics by area are given in Table 13.1 below:

Table 13.1: Drilling & Channel Statistics at La Guitarra Uncut Data 1 g/t eAg Cut-off

Deposit	Meters	eAg g/t	Ag g/t	Au g/t
Los Angeles	8,962	30.4	20.6	0.18
La Cruz	7,911	38.3	23.2	0.27
Creston	14,820	20.6	12.9	0.14
San Rafael	13,307	29.8	21.4	0.15
TOTAL	45,000	28.4	18.8	0.17

Figure 13.2 displays the complete sample database for La Guitarra in drill hole and channel sample trace format. The color codes are Yellow for data between 20g/t and 45g/t eAg, Green for material between 45g/t and 155g/t eAg, and Red is for data greater than 155g/t eAg. The light Blue drill hole traces in the lower right portion of La Guitarra display is the Basalt blanket over the San Rafael deposit. The grid spacing is 200 meters by 200 meters. The topography is displayed to show the rugged terrain that hosts the deposits.

Figure 13.2: La Guitarra Drilling & Sample Data Base Display

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13.3	Los Angeles, La Cruz, Creston Drilling & UG Cut Sample Assay Results

The maximum equivalent silver value assayed is 37,149 g/t, which is a value that will distort the deposits actual average grade. To insure that extremely high values do not distort each deposit average, a 2,000 g/t silver cut-off and a 30 g/t gold cut-off were selected as thresholds to cut any high grade silver or gold value encountered back to the threshold value and re-store to the data base. A total of 16 values of very high-grade silver were encountered above 2,000 g/t, and 9 values of gold above 30 g/t in the Open Pit areas. The highest value of silver within the Open Pit area was 14,899 g/t, and 126 g/t for gold.

San Rafael cannot be mined profitably by Open Pit methods because of a thick basalt cover, therefore that deposit’s statistics are not summarized with the remaining three Open Pit deposits below.

The cut statistics are summarized in Table 13.2:

Table 13.2 Drilling & Channel Statistics at La Guitarra Cut Data at a 1 g/t eAg Cut-off

Deposit	Meters	eAg g/t	Ag g/t	Au g/t
Los Angeles	8,962	29.4	19.6	0.18
La Cruz	7,911	36.0	22.2	0.25
Creston	14,820	20.2	12.8	0.13
TOTAL	31,962	26.8	17.1	0.17

A comparison between the uncut database and the cut database shows a decrease of 6 % in eAg value at the 1 g/t eAg cut-off when the 25 high-grade metal values are cut to 30 g/t Au and 2,000 g/t Ag respectively.

13.4	Drilling above 45 g/t eAg Cut-off in the Open Pit

The valuation of the drilling programs inside the Open Pit areas as well as the channel sampling above the process cut-off prior to dilution by interpolating with lower grade material surrounding both high grade remnants or removing in-situ high grade vein material is given in the Table 13.3 at 45 g/t eAg cut-off:

Table 13.3: Drilling & Channel Statistics at La Guitarra Cut Data at a 45 g/t eAg Cut-off

Deposit	Meters	eAg g/t	Ag g/t	Au g/t
Los Angeles	1,137	186.0	123.2	1.12
La Cruz	1,150	206.1	124.2	1.46
Creston	1,304	169.0	104.7	1.15
TOTAL	3,591	186.2	116.8	1.24

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13.5	Database Verification

Genco and Mintec have stored the entire database provided by La Guitarra to be used for statistical analysis, and for use in developing Resource models for each designated mine and vein area drilled. Data has been displayed to observe any specific obvious errors in collar and elevation locations such as hanging in mid-air, or starting well below surface where there are no openings. Orientations of all drilling were visually-checked to ensure the correctness of the drill hole direction & length. La Guitarra geologists were conferred with where there were obvious errors, and appropriate data adjustments were made.

The approach to modeling first in section, and then in plan, gave Mintec and the modelers the opportunity to question specific areas where, with no fault structures indicated, disjointed vein continuities might suggest that numerical coordinate errors might exist. This potential error was encountered very infrequently, and immediately discussed and corrected, or observed and concluded by La Guitarra geology to be correct.

Mintec concludes that the assay database used for La Guitarra Mineral Resource estimation is sufficiently free of error to be adequate for Resource estimation. Separately the data used for the seven Underground Mineral Reserve estimates were determined by Glenn Clark to be sufficiently free of error to be adequate for Resource estimation.

All drill holes have been down hole surveyed. A third party professional surveyor has measured all collar coordinates.

14.0	Sampling Method and Approach

Diamond drill core samples, channel samples and muck samples are all used at La Guitarra for mining control as well as for Reserve and Resource determination.

Diamond drill holes are used to locate the extensions of the veins or to find new veins. Drill holes are also used to provide sample data between the mine levels for Resource and Reserve determinations. The drill core is logged in La Guitarra’s facility at the mine site. The core is oriented and marked for sampling by the geologist. For all drill core the intervals selected for sampling are cut in half using either a diamond saw or with a mechanical splitter by the designated core splitter. The mechanical splitter was used on samples where it is suspected that the cooling water for the saw might wash out the values. One half of the core is retained in the core box for further consideration and the other is placed in properly marked sample bags for shipment to the laboratory. The collars of all diamond drill holes are surveyed and the holes are surveyed down the hole.

The core is sampled across the vein width. Sample lengths varied with the vein width and some samples are less than one meter. Samples of 1.5 meters are used for mineralization in stockworks, veinlets and disseminations with strong alteration. Samples of 3 meters to 5 meters lengths are used for rock without alteration.

The reverse circulation holes are normally sampled every 1.5 meters down the hole. Some holes are sampled every 1 meter down the hole.

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The chip samples are taken underground by a trained sampler. The new exposures of the veins are sampled in the workings. Due to production pressures not all of the stope lifts are sampled. The samples are taken by chipping with a hammer across the sample length in a channel fashion. The sample lengths are set so that the individual veins and the waste sections within the veins are sampled separately. The wall rocks at the sides of the veins are sampled separately from the veins. The samples are normally less than a meter in length. The samples are placed in appropriately marked bags and transported to the laboratory. The samples are marked and located using the survey markers for control.

Genco has implemented a quality control system that includes the insertion of blanks, duplicates and reference material in the sample stream. To check the assay results, the La Guitarra laboratory re-assays approximately 3% of all of the samples with additional checks run on anomalous values. This program was not fully implemented during 2007 due to the extra volume of samples the laboratory assayed.

The program to send the samples out for check analysis is under the direction of La Guitarra’s Superintendent of Geology.

15.0	Sample Preparation, Analysis and Security

15.1	Sample Handling and Security

The recent drill programs have seen the introduction of quality control and quality assurance programs to insure that the sampling and assaying are conducted in accordance with the best possible practices.

Initially for the check analysis the drill core was handled as discussed in Section 14 – Sampling Method - with one half of the sawn core going to the mine site lab for preparation. After the initial preparation, crushing and grinding, samples are split for both the mine lab and for ALS Chemex. The samples actually sent for this set of check analysis would have been either crushed lab rejects or ground pulp rejects. Both of these methods have been employed in the past. The samples were sent to Hermosillo where they were pulverized in the ALS Chemex lab, and then the prepared pulps were sent to Vancouver to be fire assayed.

The current practice is to send one half of the sawn drill core directly to the ALS Chemex facility in Hermosillo or the SGS Lab in Mexico. ALS Chemex sends prepared pulps to Vancouver for analysis. When requested, duplicate samples are prepared for La Guitarra lab. Occasionally a 1/4 split of the core is sent to La Guitarra lab.

All sample rejects and pulps are returned to the mine for storage.

15.2	Analysis

15.2.1	La Guitarra

La Guitarra assay laboratory follows standard protocols for sample preparation and assaying. As the silver levels are generally high in the samples run by the mine, the practice of routinely adding a fixed amount of silver to the assay sample has not been used. When this procedure of a silver addition is used, the analysis of low-grade samples is easier.

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In 2006, Genco introduced quality control and assurance programs and there is now a program set up to confirm the assay labs results. The results from this program are discussed below under check assaying.

At La Guitarra Laboratory the samples are:

  Crushed to 1/8 inch with a jaw and cone crusher
  Riffle split to approximately a 200 gm sample
  Dried
  Pulverized in a disk pulverizer with 90-95% passing 200 mesh screens.

The pulverizer and crusher are cleaned by compressed air after each sample.

15.2.2	ALS Chemex

ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t Au or more than 100 g/t Ag are re-analyzed using a fire assay with a gravimetric finish for both silver and gold, or an acid digestion with an AA finish for silver.

15.3	Author's Opinion Concerning Sample Preparation, Security Measures & Analytical Procedures

La Guitarra Mine has an assay laboratory associated with the current milling complex and mining operations. This laboratory assays all of the mill samples, bullion and mine samples. The sampling, handling and assaying methods used at La Guitarra are generally consistent with good exploration and operational practices. La Guitarra laboratory is not certified; however, the ALS Chemex Laboratory and SGS Laboratory are both certified.

The authors are familiar with ALS Chemex, and SGS, and further checks comparing samples assayed show industry standard comparisons between the labs. La Guitarra Lab also shows analytical results that are comparable to the outside labs used.

The current La Guitarra Lab is too small for supporting expanded operations, extremely heavy sample preparation, and much larger scale sample storage. KCA has included in their feasibility estimate a significantly larger facility to support a much larger production and exploration program for the future.

16.0	Data Verification

16.1	Check Assaying

The check assaying has shown that the results from La Guitarra Lab and ALS Chemex are quite close.

In 2007, there were 867 check analyses of the samples from the recent drilling. These 867 samples were analyzed by ALS Chemex in Vancouver, BC and by La Guitarra Mine laboratory. In 2006, there were 1653 samples that were assayed by both of these laboratories. The 2006 sampling is available in the GRCA reports dated September 22, 2006 and May 15, 2007.

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The mine lab analyzed the samples as described above. ALS Chemex uses a different procedure for analysis with all of the samples being analyzed by ICP with an AA finish. Samples containing more than 10 g/t Au or more than 100 g/t Ag are re-analyzed using a fire assay with a gravimetric finish for both silver and gold or an acid digestion with an AA finish for silver.

The following are the averages for this set of check samples. The assays have been presented as a straight arithmetic average.

Table 16.1: Comparison of All Check Analysis

Sample Groups		Au g/t		Ag g/t		eAg g/t
	No. Of Samples	LG	ALS Chemex	LG	ALS Chemex	LG	ALS Chemex
Average	867	0.19	0.18	17.7	18.6	27.2	27.6

Note: eAg is calculated in this table on the basis of 1 g Au = 50 g Ag

In 2007, the check analysis did have some problems that appear to be sample preparation or sample handling problems with possible errors on the sample numbers. Over all, the check analyses were on too few samples that had significant gold and silver levels. These problems were obvious at other mines and probably were caused by overloading of the laboratories.

The previous check sampling was quite close for the checks done in 2006 as can be seen in Table 16.2. Significantly less drilling was done in 2008 than in 2006/2007; however, as a result, there were less check assays done in 2008. The 2008 results were comparable to the 2006 check sampling, which restored confidence in the sampling and assaying.

Table 16.2: Check Analysis 2006

Sample Groups		Au g/t		Ag g/t
	No. Of Samples	LG	ALS Chemex	LG	ALS Chemex
Average	943	0.47	0.51	56	57
Ag 60+ g/t	221	1.58	1.63	190	183
Ag 150+ g/t	88	2.30	2.22	333	310
Ag 60 – <150 g/t	133	1.10	1.24	97	99
Ag 20 – <60 g/t	191	0.34	0.35	36	41
Ag 0 - <20 g/t	531	0.05	0.11	7	11

16.2	Data Verification – Author's Opinion

There are two suites of data that were reviewed by both Glenn Clark, and John Thornton. The Drill holes that intersected the high-grade veins at depth were compared to the Mill feed results to establish that there were no evident biases between the overall drill assays and those assays taken at the mill head. In other terms, the planning using the assays and the receipts at the mill showed no surprises on average. The same is stated using the channel samples taken inside the drives and stopes within the current workings as compared to La Guitarra Lab results

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The second suite of data deals with the assays received from ALS Chemex for the Open Pit program and the nearly 32,000 meters of drill and channel sample data used to model La Guitarra Open Pits. The comparison of the ALS Chemex/SGS data with La Guitarra data taken in the identical intervals show differences within the summaries that are well within Industry Standards when comparing large data sets.

It is our opinion that the nearly 86,000 meters of sample data taken over the Genco Operational and exploration years used for modeling the seven Underground deposits and three Open Pit areas are fairly represented by the assay data bases, and the data have been properly assayed and reported.

17.0	Adjacent Properties

There are no adjacent properties from which exploration and or mining activities would lend to better understanding of the La Guitarra, Nazareno/Coloso, or Mina de Agua/Rincon areas of the Genco land holdings.

18.0	Mineral processing and metallurgical testing

18.1	Processing

Engineering and design of a 1.05 million tonne/year processing plant were undertaken for complete crushing, leaching and recovery systems for the La Guitarra project. This stage of design was carried out at a Feasibility Study level of detail.

A summary of the criteria used for the design of the processing circuit is summarized in Table 18-1.

Table 18.1: La Guitarra Project Processing Design Criteria Summary

ITEM	DESIGN CRITERIA
Annual Tonnage Processed	1,050,000 tonnes
Crushing Production Rate	167 tonnes/hr nominal
Crushing Operation	8 hours/shift, 3 shifts/day, 7 days/week
Crusher Availability	75%
Estimated Crushing Product Size	80% -12.5 mm
Grinding/Leach Production Rate	135 tonnes/hr nominal
Grinding/Leach Operation	8 hours/shift, 3 shifts/day, 7 days/week
Grinding/Leach Availability	92.5%
Leach Time, hours	160
Gold/Silver Recovery	90% / 92%

La Guitarra Project has been designed as an agitated cyanide leach operation followed by filtering and dry stacking of leach tailings on a single-use pad. Leach-grade ore will be processed by crushing and grinding.

Size reduction of run-of-mine (ROM) ore will be in a three-stage crushing circuit. The primary and secondary crushing stages will be in open-circuit, and the tertiary will be in closed circuit. The crushing circuit will operate 7 days per week, 3 shifts per day at 8 hours per shift.

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Feed to the crushing circuit will be mainly by direct truck dumping, but augmented periodically with a front-end loader. The crushed product from the crushing circuit will discharge to a covered conical, fine ore stockpile. Ore from the stockpile will be reclaimed using belt feeders and feed a ball mill grinding circuit. Lime will be added to the final crushed product before entering the grinding circuit. The ground ore will be thickened in a high-rate thickener and pumped to agitated leach tanks.

High strength cyanide solution will be added into the leach tanks to maintain the cyanide concentration at the desired level. Leaching will be multi-stage followed by counter-current decantation thickeners. Gold and silver-bearing solution from the decantation thickeners will be directed to a pregnant solution process tank. Gold and silver in decanted solutions will be recovered in a standard zinc precipitation circuit.

Gold and silver recovery will take place in a Merrill-Crowe recovery plant. The plant will be located in the vicinity of the process pond. Pregnant solution will be pumped to the plant, where gold and silver will be precipitated from the solution using zinc dust. The precipitate produced in the Merrill-Crowe circuit will be filtered, dried and smelted in a furnace to produce the final doré product. Barren solution discharging from the recovery plant will be pumped to a barren tank and then back to the grinding and CCD circuits as makeup solution.

Leached tailings from the CCD circuit will be filtered in recessed plate, horizontal frame filter presses. Cake discharged from the filters will be transported by overland conveyors to a lined, dry stack tailings impoundment area. Grasshopper conveyors and a radial stacker will be used to deposit the dry tailings. Final distribution and contouring of tailings on the pad will be by bulldozer.

Large ponds are included to handle any large rainfall amounts and excess solutions. Solutions in excess of that required will be stored in a storm pond, and ultimately, return to the process as make-up solution. A storm storage pond was developed by Vector and designed to contain a 100-year 24-hour storm event. The operation storage pond is used to contain any seepage from the tailings and incidental rainfall, and is designed for a 2-year 24-hour storm event. A large water supply pond will hold treated mine water for process requirements and any excess solutions transferred from the storm pond. A cyanide detoxification circuit is included as a backup to the pond system.

The general process flow sheet (Drawing 7523-00-201) and the general arrangement of the process facilities (Drawing 7523-00-001) are attached in Section 26 of the KCA Feasibility Study, which is located at Genco’s head office in Vancouver, BC.

18.2	Metallurgical Testing

Metallurgical testing of samples from the various ore bodies at the La Guitarra project started in June 2006 and continued through the middle of 2008. Samples from stoping operations, development headings, surface trenching and diamond drill holes were subjected to cyanide leach tests.

During a series of bottle roll and agitated leach tests conducted at varying conditions it was established that up to 95% of the silver and 91% of the gold could be brought into solution under the following conditions: estimated grind size of 80% passing 0.075 mm, leach time of approximately seven days, cyanide leach solution strength of 5 gpl, cyanide consumption of 2.3 kg/t and lime consumption of 0.5 kg/t.

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Both whole rock and pulp densities were measured on individual samples and on composites. Waste rock density averaged 2.35 g/cm3 while vein and stock work rock and pulp densities averaged 2.54 and 2.67 g/cm3, respectively. The Master Composite had an average pulp density of 2.66 g/cm3.

In early 2008 exploration and development had progressed sufficiently so that La Guitarra staff was able to select, collect and dispatch samples that could be used to make a milling grade Master Composite that would represent the ore from the mine. The milling composite was used to develop parameters needed for designing the milling and agitated cyanide leach plant. Tests on this milling composite were conducted by KCA and Pocock Industrial Inc. to develop the required parameters.

18.2.1	Scoping Level Test Results

Between June 2006 and April 2008 a total of 59 samples were received for scoping level testing at KCA, including samples of run-of-mill plant feed, production stopes, diamond drill holes, development headings, etc, all from a number of different locations. Table 18-2 presents the sample locations. The results of these scoping tests, as presented in Table 18-3 and 18-4, have been used by the La Guitarra staff to guide exploration and development work. Gold recoveries in bottle roll leach tests on samples averaged 93%. Silver recoveries in bottle roll leach tests containing less averaged 91%.These tests were conducted on pulverized samples with 1, 2 or 5 gpl NaCN at four days of leach time. Cyanide and lime requirements averaged 3.45 kg/t and 1.1 kg/t, respectively.

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Table 18.2: La Guitarra Project Scoping Study Sample Locations

KCA Test No.	Sample Description	Main Mining Area Location
35192 A	Run of Mill	La Guitarra Mill
35652 A	Creston Area	Creston Open Pit
36217 A	GMS-32	Unknown
36217 B	GMS-33	Unknown
36276 A	November Sample Plant	La Guitarra Mill
36315 A	December Sample Plant	La Guitarra Mill
36315 B	Santa Ana	Underground Mina de Agua Area-Santa Ana Vein
36191 A	Concentrate	La Guitarra Mill
36514 A	Mill Sample, 25 Eng.-07	La Guitarra Mill
36515 B	Reb 800, 001.	Underground La Guitarra Area-San Rafael
36515 C	Reb 800, 002.	Underground La Guitarra Area-San Rafael
36515 D	Reb 850II, 003.	Underground La Guitarra Area-San Rafael
36516 A	Reb 850II, 004.	Underground La Guitarra Area-San Rafael
36516 B	GDH-5 Core	Drilling La Guitarra Area-San Rafael
36516 C	GDH-7, -9, -12 Core Comp.	Drilling La Guitarra Area-San Rafael
36516 D	GDH-13 & 14 Core Comp.	Drilling La Guitarra Area-San Rafael
36517 A	GDH-32, -33, -34, -50 Core Comp.	Drilling Mina de Agua Area-Santa Ana Vein
36588 A	Santa Ana Ramp	Underground Mina de Agua Area-Santa Ana Vein
36568	Santa Ana Ramp, minus 6.3 mm	Underground Mina de Agua Area-Santa Ana Vein
36571	Santa Ana Ramp minus 3.35 mm	Underground Mina de Agua Area-Santa Ana Vein
36588 B	Terrero Amelia	Surface Bulk sample-La Guitarra Area-San Francisco
36574	Terrero Amelia, minus 6.3 mm	Surface Bulk sample-La Guitarra Area-San Francisco
36577	Terrero Amelia, minus 3.35 mm	Surface Bulk sample-La Guitarra Area-San Francisco
36588 C	GDH-86, 4.0 - 82.5 meters	Drilling La Guitarra Area-Los Angeles
36580	GDH-86, 4.0 - 82.5 meters, minus 6.3 mm	Drilling La Guitarra Area-Los Angeles
36583	GDH-86, 4.0 - 82.5 meters, minus 6.3 mm	Drilling La Guitarra Area-Los Angeles
36846 A	22661, Santa Ana Vein, Pilar en rebaje	Underground Mina de Agua Area-Santa Ana Vein
36846 B	22662, Santa Ana Vein, Pilar en rebaje	Underground Mina de Agua Area-Santa Ana Vein
36846 C	22663, Santa Ana Vein, Superficie	Surface Bulk sample-Mina de Agua Area-Santa Ana vein
36846 D	22664, Santa Ana Vein, Superficie	Surface Bulk sample-Mina de Agua Area-Santa Ana vein
36738	22661, Santa Ana Vein, Pilar en rebaje	Underground Mina de Agua Area-Santa Ana Vein
36741	22662, Santa Ana Vein, Pilar en rebaje	Underground Mina de Agua Area-Santa Ana Vein
36744	22663, Santa Ana Vein, Superficie	Surface Bulk sample-Mina de Agua Area-Santa Ana vein
36747	22664, Santa Ana Vein, Superficie	Surface Bulk sample-Mina de Agua Area-Santa Ana vein
36847 A	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Underground La Guitarra Area-San Rafael
36847 B	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Underground La Guitarra Area-San Rafael
36847 C	29953 La Guitarra Vein, San Rafael, 856 SE	Underground La Guitarra Area-San Rafael
36847 D	29954 La Guitarra Vein, San Rafael, 856 SE	Underground La Guitarra Area-San Rafael
36847 E	35335 La Guitarra, Los Angeles	Underground La Guitarra Area-Los Angeles
36750	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Underground La Guitarra Area-San Rafael
36753	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Underground La Guitarra Area-San Rafael
36756	29953 La Guitarra Vein, San Rafael, 856 SE	Underground La Guitarra Area-San Rafael
36759	29954 La Guitarra Vein, San Rafael, 856 SE	Underground La Guitarra Area-San Rafael
36762	35335 La Guitarra, Los Angeles	Underground La Guitarra Area-Los Angeles
39479 A	MMC-1 - Coloso Vein Jessica	Colosos Area
39479 B	MMC-2 - Coloso Vein Jessica	Colosos Area
39478 C	Naz-1 - Nazareno	Nazareno Area
39479 A	Naz-2 - Nazareno	Nazareno Area
39479 B	GRH-141 Composite - Nazareno	Nazareno Area
39479 C	GRH-142 Composite - Nazareno	Nazareno Area
39479 D	GRH-145 Composite - Nazareno	Nazareno Area

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Table 18.3: La Guitarra Project Summary of Scoping Study Leach Tests – Gold

KCA Test No.	Sample Provenance	Test Description	Head Average, Au g/t	Calculated Head, Au g/t	Extracted, Au g/t	Avg. Tails, Au g/t	Extracted % Au	Type	Crush Size, mm	Leach Conditions, gpL NaCN	Days of Leach	Consumption NaCN, kg/MT	Addition Cement, kg/MT	Addition Ca(OH)2, kg/MT
35192 A	Run of Mill	Bottle roll	2.22	2.29	2.15	0.14	94%	Pulverized	80% Minus 0.075	1	4	1.54		2.00
35604	Run of Mill, As-received	Column	2.22	2.63	1.50	1.13	57%	Coarse	80% Passing 9.97	1	190	3.87	0.00	0.98
35607	Run of Mill, minus 6.3 mm	Column	2.22	2.56	1.79	0.77	70%	Coarse	80% Passing 4.32	1	324	6.93	0.00	0.98
35610	Run of Mill, minus 3.35	Column	2.22	2.47	1.83	0.64	74%	Coarse	80% Passing 2.29	1	324	6.40	2.50	0.91
35652 A	Creston Area	Bottle roll	0.57	0.59	0.54	0.05	92%	Pulverized	80% Minus 0.075	2	4	0.49		1.00
35640	Creston Area, minus 12.5 mm	Column	0.57	0.69	0.30	0.39	43%	Coarse	80% Passing 9.32	1	163	2.16	0.00	1.00
35643	Creston Area, minus 6.3 mm	Column	0.57	0.73	0.39	0.34	53%	Coarse	80% Passing 4.73	1	290	4.42	0.00	1.00
35646	Creston Area, minus 3.35	Column	0.57	0.69	0.43	0.26	62%	Coarse	80% Passing 4.33	1	290	1.72	2.50	0.50
36217 A	GMS-32	Bottle roll	1.92	1.91	1.71	0.21	89%	Pulverized	80% Minus 0.075	2	4	0.75		1.00
36356	GMS-32, minus 6.3 mm	Column	1.92	2.01	1.25	0.76	62%	Coarse	80% Passing 4.94	2	155	2.59	0.00	1.08
36359	GMS-32, minus 3.35 mm	Column	1.92	2.02	1.42	0.60	70%	Coarse	80% Passing 2.07	2	155	3.19	2.50	1.01
36217 B	GMS-33	Bottle roll	14.88	9.21	8.73	0.48	95%	Pulverized	80% Minus 0.075	2	4	12.12		1.00
36276 A	November Sample Plant	Bottle roll	1.42	1.42	1.30	0.12	92%	Pulverized	80% Minus 0.075	5	4	3.77		1.00
36315 A	December Sample Plant	Bottle roll	1.58	1.52	1.38	0.14	91%	Pulverized	80% Minus 0.075	5	4	10.23		2.00
36315 B	Santa Ana	Bottle roll	0.19	0.23	0.18	<0.10	78%	Pulverized	80% Minus 0.075	5	4	10.79		1.00
36191 A	Concentrate	Bottle roll	28.39	22.39	21.00	1.39	94%	Pulverized	89% Minus 0.075	2 (increased to 5 after 24 hours)	4	9.70		6.00
36275 A	Concentrate	Bottle roll	28.39	23.04	22.15	0.89	96%	Pulverized	89% Minus 0.075	5	4	5.80		6.00
36191 B	Concentrate	Bottle roll	28.39	21.01	19.70	1.31	94%	Pulverized	94% Minus 0.075	2 (increased to 5 after 24 hours)	4	9.75		6.00
36275 B	Concentrate	Bottle roll	28.39	22.90	22.03	0.88	96%	Pulverized	94% Minus 0.075	5	4	7.25		6.00
36514 A	Mill Production, 25 Eng.-07	Bottle roll	2.66	2.98	2.85	0.13	96%	Pulverized	80% Minus 0.075	5	4	3.22		1.00
36514 B	Mill Production, 26 Eng.-07	Bottle roll	2.83	2.90	2.80	0.10	97%	Pulverized	80% Minus 0.075	5	4	3.77		1.00
36514 C	Mill Production, 27 Eng.-07	Bottle roll	3.00	3.16	3.09	0.08	98%	Pulverized	80% Minus 0.075	5	4	3.23		2.00
36514 D	Mill Production, 28 Eng.-07	Bottle roll	2.37	2.23	2.13	0.10	96%	Pulverized	80% Minus 0.075	5	4	3.07		2.00
36515 A	Mill Production, 29 Eng.-07	Bottle roll	3.00	2.86	2.70	0.16	95%	Pulverized	80% Minus 0.075	5	4	2.93		1.50
36515 B	Reb 800, 001.	Bottle roll	23.31	14.43	13.48	0.95	93%	Pulverized	80% Minus 0.075	5	4	24.31		0.50
36515 C	Reb 800, 002.	Bottle roll	1.25	1.27	1.20	0.08	94%	Pulverized	80% Minus 0.075	5	4	4.05		0.50
36515 D	Reb 850II, 003.	Bottle roll	114.34	103.31	101.77	1.54	99%	Pulverized	80% Minus 0.075	5	4	8.15		0.50
36516 A	Reb 850II, 004.	Bottle roll	16.23	10.53	10.00	0.53	95%	Pulverized	80% Minus 0.075	5	4	5.49		0.50
36516 B	GDH-5 Core	Bottle roll	5.37	6.21	5.34	0.88	86%	Pulverized	80% Minus 0.075	5	4	5.97		1.00
36516 C	GDH-7, -9, -12 Core Comp.	Bottle roll	0.57	0.61	0.38	0.23	63%	Pulverized	80% Minus 0.075	5	4	5.04		1.00
36516 D	GDH-13 & 14 Core Comp.	Bottle roll	1.77	1.77	1.25	0.52	71%	Pulverized	80% Minus 0.075	5	4	7.03		1.00
36517 A	GDH-32, -33, -34, -50 Core Comp.	Bottle roll	0.33	0.32	0.27	0.05	84%	Pulverized	80% Minus 0.075	5	4	1.53		1.00
36588 A	Santa Ana Ramp	Bottle roll	0.29	0.26	0.21	0.05	81%	Pulverized	80% Minus 0.075	5	4	1.66		0.60

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	58 of 142

Table 18.3 (Cont’d): La Guitarra Project Summary of Scoping Study Leach Tests – Gold

KCA Test No.	Sample Provenance	Test Description	Head Average, Au g/t	Calculated Head, Au g/t	Extracted, Au g/t	Avg. Tails, Au g/t	Extracted % Au	Type	Crush Size, mm	Leach Conditions, gpL NaCN	Days of Leach	Consumption NaCN, kg/MT	Addition Cement, kg/MT	Addition Ca(OH)2, kg/MT
36568	Santa Ana Ramp, minus 6.3 mm	Column	0.29	0.25	0.19	0.06	76%	Coarse	80% Passing 4.61	2	166	3.46	2.50	0.00
36571	Santa Ana Ramp minus 3.35 mm	Column	0.29	0.24	0.20	0.04	83%	Coarse	80% Passing 2.22	2	166	3.77	2.50	0.00
36588 B	Terrero Amelia	Bottle roll	0.52	0.48	0.43	0.05	90%	Pulverized	80% Minus 0.075	5	4	2.68		0.60
36574	Terrero Amelia, minus 6.3 mm	Column	0.52	0.52	0.19	0.33	36%	Coarse	80% Passing 4.92	2	166	3.47	1.50	0.00
36577	Terrero Amelia, minus 3.35 mm	Column	0.52	0.45	0.22	0.23	49%	Coarse	80% Passing 2.67	2	166	3.59	1.50	0.00
36588 C	GDH-86, 4.0 - 82.5 meters	Bottle roll	0.29	0.34	0.29	0.05	85%	Pulverized	80% Minus 0.075	5	4	1.56		0.40
36580	GDH-86, 4.0 - 82.5 meters, minus 6.3 mm	Column	0.29	0.28	0.21	0.07	75%	Coarse	80% Passing 4.89	2	166	2.20	2.50	0.00
36583	GDH-86, 4.0 - 82.5 meters, minus 3.35 mm	Column	0.29	0.29	0.21	0.08	72%	Coarse	80% Passing 2.50	2	166	2.52	2.50	0.00
36846 A	22661, Santa Ana Vein, Pilar en rebaje	Bottle roll	0.18	0.12	0.07	0.05	60%	Pulverized	80% Minus 0.075	5	4	1.97		1.00
36846 B	22662, Santa Ana Vein, Pilar en rebaje	Bottle roll	0.22	0.20	0.15	0.05	74%	Pulverized	80% Minus 0.075	5	4	2.38		1.00
36846 C	22663, Santa Ana Vein, Superficie	Bottle roll	0.19	0.20	0.15	0.05	75%	Pulverized	80% Minus 0.075	5	4	1.67		1.00
36846 D	22664, Santa Ana Vein, Superficie	Bottle roll	0.05	0.13	0.08	0.05	60%	Pulverized	80% Minus 0.075	5	4	2.31		1.00
36738	22661, Santa Ana Vein, Pilar en rebaje	Column	0.18	0.17	0.11	0.06	65%	Coarse	80% Passing 4.70	2	205	7.60	2.50	0.00
36741	22662, Santa Ana Vein, Pilar en rebaje	Column	0.22	0.19	0.14	0.05	73%	Coarse	80% Passing 4.44	2	205	6.60	2.00	0.00
36744	22663, Santa Ana Vein, Superficie	Column	0.19	0.22	0.17	0.05	77%	Coarse	80% Passing 4.73	2	205	6.26	2.00	0.00
36747	22664, Santa Ana Vein, Superficie	Column	0.05	0.11	0.06	0.05	55%	Coarse	80% Passing 3.98	2	205	6.28	2.00	0.00
36847 A	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Bottle roll	0.27	0.28	0.23	0.05	82%	Pulverized	80% Minus 0.075	5	4	4.73		1.00
36847 B	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Bottle roll	0.05	0.05	<0.01	0.05	0%	Pulverized	80% Minus 0.075	5	4	2.89		1.00
36847 C	29953 La Guitarra Vein, San Rafael, 856 SE	Bottle roll	1.66	1.59	1.42	0.17	89%	Pulverized	80% Minus 0.075	5	4	2.71		1.00
36847 D	29954 La Guitarra Vein, San Rafael, 856 SE	Bottle roll	0.86	0.98	0.93	0.05	95%	Pulverized	80% Minus 0.075	5	4	2.20		1.00
36847 E	35335 La Guitarra, Los Angeles	Bottle roll	1.03	1.03	0.95	0.08	93%	Pulverized	80% Minus 0.075	5	4	2.52		1.00
36750	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Column	0.27	0.30	0.25	0.05	83%	Coarse	80% Passing 5.17	2	205	10.70	2.00	0.00
36753	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Column	0.05	0.09	0.04	0.05	42%	Coarse	80% Passing 4.40	2	97	4.89	2.00	0.00
36756	29953 La Guitarra Vein, San Rafael, 856 SE	Column	1.66	1.23	0.77	0.46	63%	Coarse	80% Passing 5.35	2	205	6.08	2.00	0.00
36759	29954 La Guitarra Vein, San Rafael, 856 SE	Column	0.86	1.25	0.73	0.52	59%	Coarse	80% Passing 5.29	2	205	7.83	1.50	0.00
36762	35335 La Guitarra, Los Angeles	Column	1.03	1.14	0.73	0.41	64%	Coarse	80% Passing 5.15	2	205	8.60	1.50	0.00
39479 A	MMC-1 - Coloso Vein Jessica	Bottle roll	10.63	9.59	8.62	0.97	82%	Pulverized	80% Minus 0.075	2	5	1.49		1.00
39479 B	MMC-2 - Coloso Vein Jessica	Bottle roll	6.60	5.54	4.41	1.13	90%	Pulverized	80% Minus 0.075	2	5	2.61		1.00
39478 C	Naz-1 - Nazareno	Bottle roll	0.10	<0.10	0.04	<0.10	80%	Pulverized	80% Minus 0.075	2	5	0.88		1.00
39479 A	Naz-2 - Nazareno	Bottle roll	0.10	<0.10	<0.01	<0.10	---	Pulverized	80% Minus 0.075	2	5	0.81		1.00
39479 B	GRH-141 Composite - Nazareno	Bottle roll	0.10	<0.10	<0.01	<0.10	---	Pulverized	80% Minus 0.075	2	5	1.78		1.00
39479 C	GRH-142 Composite - Nazareno	Bottle roll	2.76	2.71	2.00	0.70	74%	Pulverized	80% Minus 0.075	2	5	6.57		2.00
39479 D	GRH-145 Composite - Nazareno	Bottle roll	0.10	<0.10	<0.01	<0.10	---	Pulverized	80% Minus 0.075	2	5	1.64		1.00

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	59 of 142

Table 18.4: La Guitarra Project Summary of Scoping Study Leach Tests – Silver

KCA Test No.	Sample Provenance	Test Description	Head Average, Au g/t	Calculated Head, Au g/t	Extracted, Au g/t	Avg. Tails, Au g/t	Extracted % Au	Type	Crush Size, mm	Leach Conditions, gpL NaCN	Days of Leach	Consumption NaCN, kg/MT	Addition Cement, kg/MT	Addition Ca(OH)2, kg/MT
35192 A	Run of Mill	Bottle roll	534.4	519.6	497.8	21.8	96%	Pulverized	80% Minus 0.075	1	4	1.54		2.00
35604	Run of Mill, As-received	Column	534.4	547.1	293.1	254.0	54%	Coarse	80% Passing 9.97	1	190	3.87	0.00	0.98
35607	Run of Mill, minus 6.3 mm	Column	534.4	586.4	438.2	148.2	75%	Coarse	80% Passing 4.32	1	324	6.93	0.00	0.98
35610	Run of Mill, minus 3.35	Column	534.4	580.3	478.6	101.7	82%	Coarse	80% Passing 2.29	1	324	6.40	2.50	0.91
35652 A	Creston Area	Bottle roll	67.5	69.6	60.5	9.1	87%	Pulverized	80% Minus 0.075	2	4	0.49		1.00
35640	Creston Area, minus 12.5 mm	Column	67.5	72.5	26.5	46.0	37%	Coarse	80% Passing 9.32	1	163	2.16	0.00	1.00
35643	Creston Area, minus 6.3 mm	Column	67.5	73.2	41.0	32.2	56%	Coarse	80% Passing 4.73	1	290	4.42	0.00	1.00
35646	Creston Area, minus 3.35	Column	67.5	72.2	46.2	26.0	64%	Coarse	80% Passing 1.72	1	290	4.33	2.50	0.50
36217 A	GMS-32	Bottle roll	134.4	133.5	109.3	24.2	82%	Pulverized	80% Minus 0.075	2	4	0.75		1.00
36356	GMS-32, minus 6.3 mm	Column	134.4	149.2	80.3	68.9	54%	Coarse	80% Passing 4.94	2	155	2.59	0.00	1.08
36359	GMS-32, minus 3.35 mm	Column	134.4	136.7	95.6	41.1	70%	Coarse	80% Passing 2.07	2	155	3.19	2.50	1.01
36217 B	GMS-33	Bottle roll	7068.1	5583.2	4604.2	979.0	82%	Pulverized	80% Minus 0.075	2	4	12.12		1.00
36276 A	November Sample Plant	Bottle roll	217.7	227.1	216.3	10.8	95%	Pulverized	80% Minus 0.075	5	4	3.77		1.00
36315 A	December Sample Plant	Bottle roll	202.0	200.4	180.3	20.1	90%	Pulverized	80% Minus 0.075	5	4	10.23		2.00
36315 B	Santa Ana	Bottle roll	372.0	400.1	389.1	11.0	97%	Pulverized	80% Minus 0.075	5	4	10.79		1.00
36191 A	Concentrate	Bottle roll	4024.0	3566.1	2783.5	782.6	78%	Pulverized	89% Minus 0.075	2 (increased to 5 after 24 hours 24)	4	9.70		6.00
36275 A	Concentrate	Bottle roll	4024.0	3416.7	3229.9	186.9	95%	Pulverized	89% Minus 0.075	5	4	5.80		6.00
36191 B	Concentrate	Bottle roll	4024.0	3962.1	3154.8	807.3	80%	Pulverized	94% Minus 0.075	2 (increased to 5 after 24 hours 24)	4	9.75		6.00
36275 B	Concentrate	Bottle roll	4024.0	3451.8	3305.4	146.4	96%	Pulverized	94% Minus 0.075	5	4	7.25		6.00
36514 A	Mill Sample, 25 Eng.-07	Bottle roll	207.5	221.8	211.5	10.3	95%	Pulverized	80% Minus 0.075	5	4	3.22		1.00
36514 B	Mill Sample, 26 Eng.-07	Bottle roll	262.3	270.4	258.7	11.7	96%	Pulverized	80% Minus 0.075	5	4	3.77		1.00
36514 C	Mill Sample, 27 Eng.-07	Bottle roll	162.3	165.0	155.8	9.3	94%	Pulverized	80% Minus 0.075	5	4	3.23		2.00
36514 D	Mill Sample, 28 Eng.-07	Bottle roll	169.7	172.1	160.3	11.8	93%	Pulverized	80% Minus 0.075	5	4	3.07		2.00
36515 A	Mill Sample, 29 Eng.-07	Bottle roll	151.2	138.7	131.4	7.4	95%	Pulverized	80% Minus 0.075	5	4	2.93		1.50
36515 B	Reb 800, 001.	Bottle roll	10833.5	10146.0	9356.4	789.6	92%	Pulverized	80% Minus 0.075	5	4	24.31		0.50
36515 C	Reb 800, 002.	Bottle roll	818.9	807.4	716.2	91.3	89%	Pulverized	80% Minus 0.075	5	4	4.05		0.50
36515 D	Reb 850II, 003.	Bottle roll	3668.6	4004.8	3445.2	559.6	86%	Pulverized	80% Minus 0.075	5	4	8.15		0.50
36516 A	Reb 850II, 004.	Bottle roll	2345.8	2311.9	2143.0	168.9	93%	Pulverized	80% Minus 0.075	5	4	5.49		0.50
36516 B	GDH-5 Core	Bottle roll	480.9	492.8	456.0	36.9	93%	Pulverized	80% Minus 0.075	5	4	5.97		1.00
36516 C	GDH-7, -9, -12 Core Comp.	Bottle roll	321.9	327.0	286.9	40.1	88%	Pulverized	80% Minus 0.075	5	4	5.04		1.00
36516 D	GDH-13 & 14 Core Comp.	Bottle roll	693.6	673.1	535.7	137.4	80%	Pulverized	80% Minus 0.075	5	4	7.03		1.00
36517 A	Comp.	Bottle roll	326.7	317.9	304.9	13.1	96%	Pulverized	80% Minus 0.075	5	4	1.53		1.00
36588 A	Santa Ana Ramp	Bottle roll	144.7	170.3	156.1	14.1	92%	Pulverized	80% Minus 0.075	5	4	1.66		0.60

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	60 of 142

Table 18.4 (Cont’d): La Guitarra Project Summary of Scoping Study Leach Tests – Silver

KCA Test No.	Sample Provenance	Test Description	Head Average, Au g/t	Calculated Head, Au g/t	Extracted, Au g/t	Avg. Tails, Au g/t	Extracted % Au	Type	Crush Size, mm	Leach Conditions, gpL NaCN	Days of Leach	Consumption NaCN, kg/MT	Addition Cement, kg/MT	Addition Ca(OH)2, kg/MT
36568	Santa Ana Ramp, minus 6.3 mm	Column	144.7	152.2	75.2	77.0	49%	Coarse	80% Passing 4.61	2	166	3.46	2.50	0.00
36571	Santa Ana Ramp minus 3.35 mm	Column	144.7	152.5	97.7	54.8	64%	Coarse	80% Passing 2.22	2	166	3.77	2.50	0.00
36588 B	Terrero Amelia	Bottle roll	39.3	47.5	42.5	5.0	90%	Pulverized	80% Minus 0.075	5	4	2.68		0.60
36574	Terrero Amelia, minus 6.3 mm	Column	39.3	42.5	19.0	23.5	45%	Coarse	80% Passing 4.92	2	166	3.47	1.50	0.00
36577	Terrero Amelia, minus 3.35 mm	Column	39.3	41.7	22.8	18.9	55%	Coarse	80% Passing 2.67	2	166	3.59	1.50	0.00
36588 C	GDH-86, 4.0 - 82.5 meters	Bottle roll	53.7	60.7	52.6	8.1	87%	Pulverized	80% Minus 0.075	5	4	1.56		0.40
36580	GDH-86, 4.0 - 82.5 meters, minus 6.3 mm	Column	53.7	53.5	26.2	27.3	49%	Coarse	80% Passing 4.89	2	166	2.20	2.50	0.00
36583	GDH-86, 4.0 - 82.5 meters, minus 6.3 mm	Column	53.7	49.6	30.2	19.4	61%	Coarse	80% Passing 2.50	2	166	2.52	2.50	0.00
36846 A	22661, Santa Ana Vein, Pilar en rebaje	Bottle roll	161.9	176.4	153.6	22.9	87%	Pulverized	80% Minus 0.075	5	4	1.97		1.00
36846 B	22662, Santa Ana Vein, Pilar en rebaje	Bottle roll	197.1	209.8	193.0	16.8	92%	Pulverized	80% Minus 0.075	5	4	2.38		1.00
36846 C	22663, Santa Ana Vein, Superficie	Bottle roll	120.9	134.2	126.5	7.7	94%	Pulverized	80% Minus 0.075	5	4	1.67		1.00
36846 D	22664, Santa Ana Vein, Superficie	Bottle roll	41.8	52.0	46.9	5.1	90%	Pulverized	80% Minus 0.075	5	4	2.31		1.00
36738	22661, Santa Ana Vein, Pilar en rebaje	Column	161.9	171.2	79.0	92.2	46%	Coarse	80% Passing 4.70	2	205	7.60	2.50	0.00
36741	22662, Santa Ana Vein, Pilar en rebaje	Column	197.1	189.0	96.9	92.1	51%	Coarse	80% Passing 4.44	2	205	6.60	2.00	0.00
36744	22663, Santa Ana Vein, Superficie	Column	120.9	123.4	97.3	26.1	79%	Coarse	80% Passing 4.73	2	205	6.26	2.00	0.00
36747	22664, Santa Ana Vein, Superficie	Column	41.8	44.8	32.8	12.0	73%	Coarse	80% Passing 3.98	2	205	6.28	2.00	0.00
36847 A	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Bottle roll	146.1	154.9	152.7	2.2	99%	Pulverized	80% Minus 0.075	5	4	4.73		1.00
36847 B	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Bottle roll	5.1	11.2	7.0	4.3	62%	Pulverized	80% Minus 0.075	5	4	2.89		1.00
36847 C	29953 La Guitarra Vein, San Rafael, 856 SE	Bottle roll	85.2	78.0	71.3	6.7	91%	Pulverized	80% Minus 0.075	5	4	2.71		1.00
36847 D	29954 La Guitarra Vein, San Rafael, 856 SE	Bottle roll	72.0	78.7	73.0	5.7	93%	Pulverized	80% Minus 0.075	5	4	2.20		1.00
36847 E	35335 La Guitarra, Los Angeles	Bottle roll	98.2	100.0	90.5	9.5	91%	Pulverized	80% Minus 0.075	5	4	2.52		1.00
36750	29951 La Guitarra Vein, San Rafael, 845 (1) SE	Column	146.1	148.2	123.7	24.5	83%	Coarse	80% Passing 5.17	2	205	10.70	2.00	0.00
36753	29952 La Guitarra Vein, San Rafael, 845 (1) SE	Column	5.1	6.0	5.1	0.9	85%	Coarse	80% Passing 4.40	2	97	4.89	2.00	0.00
36756	29953 La Guitarra Vein, San Rafael, 856 SE	Column	85.2	73.3	37.3	36.0	51%	Coarse	80% Passing 5.35	2	205	6.08	2.00	0.00
36759	29954 La Guitarra Vein, San Rafael, 856 SE	Column	72.0	87.2	44.4	42.8	51%	Coarse	80% Passing 5.29	2	205	7.83	1.50	0.00
36762	35335 La Guitarra, Los Angeles	Column	98.2	102.8	65.5	37.3	64%	Coarse	80% Passing 5.15	2	205	8.60	1.50	0.00
39479 A	MMC-1 - Coloso Vein Jessica	Bottle roll	651.3	636.9	524.2	112.6	82%	Pulverized	80% Minus 0.075	2	5	1.49		1.00
39479 B	MMC-2 - Coloso Vein Jessica	Bottle roll	668.2	567.7	502.9	64.8	89%	Pulverized	80% Minus 0.075	2	5	2.61		1.00
39478 C	Naz-1 - Nazareno	Bottle roll	434.6	399.6	377.6	21.9	95%	Pulverized	80% Minus 0.075	2	5	0.88		1.00
39479 A	Naz-2 - Nazareno	Bottle roll	187.0	202.7	184.7	18.0	91%	Pulverized	80% Minus 0.075	2	5	0.81		1.00
39479 B	GRH-141 Composite - Nazareno	Bottle roll	411.8	378.2	338.8	39.4	90%	Pulverized	80% Minus 0.075	2	5	1.78		1.00
39479 C	GRH-142 Composite - Nazareno	Bottle roll	127.0	130.7	116.9	13.9	89%	Pulverized	80% Minus 0.075	2	5	6.57		2.00
39479 D	GRH-145 Composite - Nazareno	Bottle roll	249.8	230.8	216.9	13.9	94%	Pulverized	80% Minus 0.075	2	5	1.64		1.00

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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18.2.2	Master Composite Leaching Test Results

The Master Composite was made from a select set of samples to achieve a fairly representative sample based on ore type. A summary of the samples used in this composite is presented in Table 18-5:

Table 18.5: Summary of Master Composite Composition

Sample Description	Type	Main Mining Area Location	% by Weight to Composite	Assays, g/t
				Au	Ag

R-1300	Stockwork	OP/Underground La Guitarra Area-San Francisco	2%	1.93	78.09
Reb 2-1/2	Vein	OP/Underground La Guitarra Area-San Francisco	7%	1.27	59.66
Reb 1410	Vein	OP/Underground La Guitarra Area-San Francisco	5%	2.04	19.71
El Perdon	Vein	OP/Underground La Guitarra Area-San Francisco	1%	0.12	22.63
Reb-1800	Vein	Underground La Guitarra Area-San Francisco	7%	0.65	19.2
FTE-Lupita	Vein	Underground La Guitarra Area-San Rafael	1%	8.3	1424.58
Los Angeles	Stockwork	Underground La Guitarra Area-Los Angeles	6%	0.63	160.29
El Perdon	Stockwork	OP/Underground La Guitarra Area-San Francisco	4%	0.31	50.06
RPA-1970	Stockwork	Underground La Guitarra Area-Los Angeles	4%	1.06	136.63
FTE-Lupita	Stockwork	Underground La Guitarra Area-San Rafael	2%	2.88	1133.67
Reb-1300	Vein	Underground La Guitarra Area-San Francisco	1%	0.19	13.37
Reb-856	Vein	Underground La Guitarra Area-San Rafael	1%	18.75	259.46
Reb-856	Stockwork	Underground La Guitarra Area-San Rafael	1%	4.8	140.57
Reb-800	Vein	Underground La Guitarra Area-San Rafael	1%	5.93	3192.71
Reb-800	Stockwork	Underground La Guitarra Area-San Rafael	1%	0.19	30.17
Rampa 650	Vein	Underground La Guitarra Area-San Rafael	8%	4.53	2191.05
Rampa 650	Stockwork	Underground La Guitarra Area-San Rafael	6%	0.09	38.91
San Francisco	Vein	OP/Underground La Guitarra Area-San Francisco	9%	4.17	190.97
San Francisco	Stockwork	OP/Underground La Guitarra Area-San Francisco	1%	0.26	20.83
2130	Stockwork	OP/Underground La Guitarra Area-Los Angeles	2%	0.53	145.37
2130	Vein	OP/Underground La Guitarra Area-Los Angeles	8%	0.51	259.72
Ex oficinas	Stockwork	OP/Underground La Guitarra Area-San Francisco	1%	0.05	8.06
Ex oficinas	Vein	OP/Underground La Guitarra Area-San Francisco	6%	0.08	105.6
Mina de Agua	Vein	Underground Mina de Agua	10%	0.17	208.63
Mina de Agua	Vein	Underground Mina de Agua	5%	0.27	198
Totals			100%	1.64	354.54
Underground			55%
Near-surface			45%

A series of leaching tests were conducted on the Master Composite. Cyanide levels, grind sizes and leach times were varied. Tests where air was sparged into an agitated vessel were also conducted to determine the affect of air addition on metal recovery and reagent consumptions. Lead as lead nitrate was also added to a series of tests to try to increase silver recovery and reduce cyanide consumption. All the agitated leach tests were conducted as bottle roll tests, except the air sparge tests.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

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The results from all the agitated leach tests conducted on the Master Composite are presented in Tables 18.6 and 18.7. The results from these series of tests were used to determine gold and silver recoveries, grind size, leach time, cyanide levels in leaching and reagent consumptions.

The selection of the final grind size, cyanide level and leach times were mainly based on increases in silver recoveries with finer grind, higher cyanide levels in leach solutions and longer leach times.

18.2.3	Recovery vs. Grind Tests

A series of tests were conducted to determine the optimum grind size. Bottle roll leach tests on splits from the Master Composite were conducted on samples milled to approximately 80% passing 0.15, 0.106, 0.075, 0.053 and 0.045 mm. Screen analyses on the leached tailings were completed to obtain a more accurate grind size. Sodium cyanide concentrations in each series of tests were 2, 5 or 10 gpl NaCN. Leach times were set at 5 days. The results of these tests are presented in Tables 18-8 and 18-9.

As shown, there is a slight increase in gold recovery with decreasing particle size and a fairly noticeable increase in silver recovery with decreasing particle size. Gold recoveries did not change significantly at grind sizes less than approximately 0.1 mm. Gold recoveries averaged 91% at a p80 particle size of 0.10 mm and increased to an average of about 92% at 0.049 mm. Gold recoveries at 0.073 mm averaged 91% at 5 days of leach time.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Table 18.6: La Guitarra Project Summary of Sodium Cyanide Agitated Leach Tests – Gold

KCA Test No.	Addition	Calc. Head, Au g/t	Extracted, Au g/t	Avg. Tails, Au g/t	Extracted, % Au	Leach Conditions, gpL NaCN	Days of Leach	Est. Particle Size, P80 mm	Act. Particle Size, P80 microns	Final pH	Final Cu, mg/L	Consumption NaCN, kg/T	Addition Ca(OH)2, kg/T
38641 A	---	1.63	1.56	0.08	95%	5	5	0.075	---*	10.3	128.0	3.41	0.00
38641 B	---	1.56	1.40	0.17	89%	1	5	0.075	79	10.4	80.3	1.46	0.50
38641 C	---	1.71	1.56	0.15	91%	2	5	0.075	71	10.6	88.7	2.32	0.50
38642 A	---	1.62	1.47	0.15	91%	5	5	0.075	79	10.6	91.7	4.71	0.00
38642 B	---	1.57	1.44	0.13	92%	10	5	0.075	70	10.9	99.0	7.97	0.00
38642 C	---	1.64	1.43	0.21	87%	2	5	0.150	133	10.8	80.5	2.33	0.50
38642 D	---	1.71	1.54	0.17	90%	2	5	0.106	102	10.8	81.5	2.40	0.50
38643 A	---	1.65	1.49	0.16	90%	2	5	0.053	63	10.6	83.9	2.47	0.50
38643 B	---	1.67	1.53	0.14	92%	2	5	0.075	---	10.6	89.5	2.40	0.50
38643 C	---	1.62	1.44	0.17	89%	2	5	0.075	---	10.6	83.5	2.25	0.50
38643 D	---	1.67	1.53	0.14	92%	2	5	0.053	---	10.6	84.3	2.48	0.50
38644 A	---	1.62	1.48	0.14	92%	2	5	0.053	---	10.6	77.4	2.56	0.50
38644 B	---	1.62	1.48	0.14	91%	5	5	0.053	58	10.7	95.6	2.50	0.00
38644 C	---	1.64	1.50	0.14	91%	10	5	0.053	54	11.0	95.8	3.40	0.00
38644 D	---	1.65	1.48	0.17	90%	1	5	0.045	48	10.7	75.7	0.89	0.50
38654 A	---	1.56	1.45	0.11	93%	2	5	0.045	48	10.8	82.1	1.49	0.50
38654 B	---	1.75	1.58	0.18	90%	5	5	0.045	49	10.8	96.0	2.91	0.00
38654 C	---	1.69	1.59	0.10	94%	10	5	0.045	49	11.0	104.7	4.37	0.00
38654 D	---	1.62	1.46	0.16	90%	5	5	0.106	102	10.9	84.0	2.50	0.00
38675 A	---	1.66	1.52	0.13	92%	10	5	0.106	95	10.9	92.1	3.33	0.00
38675 B	---	1.74	1.56	0.19	89%	5	5	0.150	128	10.9	86.6	2.16	0.00
38675 C	---	1.66	1.46	0.19	88%	10	5	0.150	128	11.0	95.7	3.86	0.00
39415 A	50 Pb	1.48	1.35	0.14	91%	5	5	0.075	---	10.7	97.4	2.36	0.00
39415 B	100 Pb	1.43	1.31	0.12	92%	5	5	0.075	---	10.7	94.3	2.51	0.00
39415 C	150 Pb	1.33	1.22	0.10	92%	5	5	0.075	---	10.7	94.0	2.87	0.00
39416 A	7 Day	1.30	1.19	0.10	92%	5	7	0.075	---	10.8	98.8	2.46	0.00
39416 B	7 Day	1.31	1.19	0.12	91%	5	7	0.053	---	10.8	99.5	2.61	0.00
39416 C	7 Day	1.33	1.23	0.10	92%	5	7	0.045	---	10.9	103.4	2.53	0.00

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Table 18.6 (Cont’d): La Guitarra Project Summary of Sodium Cyanide Agitated Leach Tests – Gold

KCA Test No.	Addition	Calc. Head Au g/t	Extracted Au g/t	Avg. Tails Au g/t	Extracted % Au	Leach Conditions gpL NaCN	Days of Leach	Est. Particle Size, P80 mm	Act. Particle Size, P80 microns	Final pH	Final Cu, mg/L	Consumption NaCN, kg/T	Addition Ca(OH)2, kg/T
39417 A	Lime	1.35	1.21	0.14	90%	5	5	0.075	---	10.9	92.6	2.12	0.50
39417 B	Lime	1.37	1.22	0.15	89%	5	5	0.053	---	10.8	96.4	2.19	0.50
39417 C	Lime	1.47	1.32	0.15	90%	5	5	0.045	---	10.8	102.6	2.28	0.50
39418 A	Air	1.35	1.23	0.12	91%	5	5	0.075	---	11.2	107.7	9.63	0.00
39418 B	Air	1.56	1.42	0.14	91%	5	5	0.053	---	11.2	108.0	8.73	0.00
39418 C	Air	1.58	1.47	0.11	93%	5	5	0.045	---	11.2	107.0	8.43	0.00
Overall Avg.		1.56	1.42	0.14	91%	5	5.2	0.073		10.8	93.5	3.32	0.21
Standard. Deviation		0.14	0.13	0.03	1.7%
Average	2 gpl	1.7	1.5	0.2	91%	2	5	0.076		10.7	83.5	2.3	0.5
Average	5 gpl	1.5	1.4	0.1	91%	5	5	0.069		10.8	99.1	3.7	0.1
Average	10 gpl	1.6	1.5	0.1	91%	10	5	0.086		11.0	97.5	4.6	0.0
Avg All 5gpl & 75um		1.4	1.3	0.1	91%	5.0	5.3	0.075		10.8	96.6	3.8	0.1

*Sample was pulverized. All others were milled.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Table 18.7: La Guitarra Project Summary of Sodium Cyanide Agitated Leach Tests – Silver

KCA Test No.	Addition	Calc. Head Ag g/t	Extracted Ag g/t	Avg. Tails Ag g/t	Extracted % Ag	Leach Conditions gpL NaCN	Days of Leach	Est. Particle Size, P80 mm	Act. Particle Size P80 microns	Final pH	Final Cu mg/L	Consumption NaCN, kg/T	Addition Ca(OH)2 kg/T
38641 A*	---	357.4	341.2	16.3	95%	5	5	0.075	---*	10.3	128.0	3.41	0.00
38641 B	---	363.2	231.7	131.5	64%	1	5	0.075	79	10.4	80.3	1.46	0.50
38641 C	---	370.8	285.0	85.7	77%	2	5	0.075	71	10.6	88.7	2.32	0.50
38642 A	---	345.8	294.6	51.2	85%	5	5	0.075	79	10.6	91.7	4.71	0.00
38642 B	---	342.1	317.4	24.7	93%	10	5	0.075	70	10.9	99.0	7.97	0.00
38642 C	---	370.7	257.4	113.4	69%	2	5	0.150	133	10.8	80.5	2.33	0.50
38642 D	---	367.4	263.1	104.3	72%	2	5	0.106	102	10.8	81.5	2.40	0.50
38643 A	---	366.0	277.5	88.5	76%	2	5	0.053	63	10.6	83.9	2.47	0.50
38643 B	---	350.5	266.9	83.6	76%	2	5	0.075	---	10.6	89.5	2.40	0.50
38643 C	---	360.6	260.8	99.8	72%	2	5	0.075	---	10.6	83.5	2.25	0.50
38643 D	---	364.3	282.4	81.9	78%	2	5	0.053	---	10.6	84.3	2.48	0.50
38644 A	---	353.1	268.5	84.7	76%	2	5	0.053	---	10.6	77.4	2.56	0.50
38644 B	---	349.3	300.9	48.40	86%	5	5	0.053	58	10.7	95.6	2.50	0.00
38644 C	---	357.0	337.5	19.50	95%	10	5	0.053	54	11.0	95.8	3.40	0.00
38644 D	---	342.5	239.9	102.60	70%	1	5	0.045	48	10.7	75.7	0.89	0.50
38654 A	---	353.6	286.4	67.50	81%	2	5	0.045	48	10.8	82.1	1.49	0.50
38654 B	---	361.2	313.6	47.60	87%	5	5	0.045	49	10.8	96.0	2.91	0.00
38654 C	---	368.6	352.4	16.30	96%	10	5	0.045	49	11.0	104.7	4.37	0.00
38654 D	---	370.1	321.4	48.70	87%	5	5	0.106	102	10.9	84.0	2.50	0.00
38675 A	---	355.1	327.4	27.70	92%	10	5	0.106	95	10.9	92.1	3.33	0.00
38675 B	---	363.0	306.3	56.80	84%	5	5	0.150	128	10.9	86.6	2.16	0.00
38675 C	---	359.1	331.1	28.00	92%	10	5	0.150	128	11.0	95.7	3.86	0.00
39415 A	50 Pb	381.8	349.6	32.20	92%	5	5	0.075	---	10.7	97.4	2.36	0.00
39415 B	100 Pb	368.0	332.8	35.10	90%	5	5	0.075	---	10.7	94.3	2.51	0.00
39415 C	150 Pb	383.9	352.4	31.50	92%	5	5	0.075	---	10.7	94.0	2.87	0.00
39416 A	7 Day	404.0	382.6	21.40	95%	5	7	0.075	---	10.8	98.8	2.46	0.00
39416 B	7 Day	385.4	365.4	20.10	95%	5	7	0.053	---	10.8	99.5	2.61	0.00
39416 C	7 Day	387.9	370.4	17.50	95%	5	7	0.045	---	10.9	103.4	2.53	0.00

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Table 18.7 (Cont’d): La Guitarra Project Summary of Sodium Cyanide Agitated Leach Tests – Silver

KCA Test No.	Addition	Calc. Head Ag g/t	Extracted Ag g/t	Avg. Tails Ag g/t	Extracted % Ag	Leach Conditions gpL NaCN	Days of Leach	Est. Particle Size P80 mm	Act. Particle Size P80 microns	Final pH	Final Cu mg/L	Consumption NaCN, kg/T	Addition Ca(OH)2 kg/T
39417 A	Lime	357.1	330.4	26.70	93%	5	5	0.075	---	10.9	92.6	2.12	0.50
39417 B	Lime	376.4	353.8	22.60	94%	5	5	0.053	---	10.8	96.4	2.19	0.50
39417 C	Lime	386.3	367.7	18.50	95%	5	5	0.045	---	10.8	102.6	2.28	0.50
39418 A	Air	384.6	367.6	17.00	96%	5	5	0.075	---	11.2	107.7	9.63	0.00
39418 B	Air	396.1	383.3	12.90	97%	5	5	0.053	---	11.2	108.0	8.73	0.00
39418 C	Air	415.1	402.7	12.40	97%	5	5	0.045	---	11.2	107.0	8.43	0.00
Overall Avg.		368.2	318.3	49.90	86%	5	5.2	0.073		10.8	93.5	3.32	0.21
Standard Deviation		17.2	44.8	34.8	9.8%
Average	2 gpl	361.9	272.0	89.9	75%	2	5	0.076		10.7	83.5	2.3	0.5
Average	5 gpl	376.3	346.5	29.8	92%	5	5	0.069		10.8	99.1	3.7	0.1
Average	10 gpl	356.4	333.2	23.2	94%	10	5	0.086		11.0	97.5	4.6	0.0
Avg All 5 gpl & 75um		375.0	344.3	30.7	92%	5.0	5.3	0.075		10.8	96.6	3.8	0.1

*Sample was pulverized. All others were milled.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Silver recoveries averaged 82% at a p80 particle size of 0.13 mm and increased to an average of 88% at 0.049 mm. Since silver recovery is dependent on cyanide concentration in the leach solution, as discussed in the following section, the 2 gpl NaCN test results significantly lowered the average silver recovery. Without the results from the 2 gpl NaCN series of tests, silver recovery averaged 88% at a p80 particle size of 0.128 mm (an increase of 6%) and almost 92% at 0.049 mm (an increase of about 4%). Silver recoveries at 0.075 mm averaged 89% in the 5 and 10 gpl tests at 5 days of leach time.

Table 18.8:	La Guitarra Project Master Composite –
Summary of Bottle Roll Leach Test Gold Recoveries by Size

Calc Head Au g/t	Avg. Tails Au g/t	Extracted % Au	Leach Conditions gpL NaCN	Days of Leach	Particle Size P80 mm	Consumption NaCN, kg/T	Addition Ca(OH) 2 kg/T
1.64	0.21	87%	2	5	0.133	2.33	0.50
1.71	0.17	90%	2	5	0.102	2.40	0.50
1.71	0.15	91%	2	5	0.071	2.32	0.50
1.65	0.16	90%	2	5	0.063	2.47	0.50
1.56	0.11	93%	2	5	0.048	1.49	0.50
1.74	0.19	89%	5	5	0.128	2.16	0.00
1.62	0.16	90%	5	5	0.102	2.50	0.00
1.62	0.15	91%	5	5	0.079	4.71	0.00
1.62	0.14	91%	5	5	0.058	2.50	0.00
1.75	0.18	90%	5	5	0.049	2.91	0.00
1.66	0.19	88%	10	5	0.128	3.86	0.00
1.66	0.13	92%	10	5	0.095	3.33	0.00
1.57	0.13	92%	10	5	0.070	7.97	0.00
1.64	0.14	91%	10	5	0.054	3.40	0.00
1.69	0.10	94%	10	5	0.049	4.37	0.00
Averages
1.68	0.20	88.3%	5.7	5.0	0.130	2.8	0.2
1.66	0.15	90.8%	5.7	5.0	0.100	2.7	0.2
1.63	0.14	91.2%	5.7	5.0	0.073	5.0	0.2
1.64	0.15	91.0%	5.7	5.0	0.058	2.8	0.2
1.67	0.13	92.2%	5.7	5.0	0.049	2.9	0.2

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
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Table 18.9:	La Guitarra Project Master Composite –
Summary of Bottle Roll Leach Test Silver Recoveries by Size

Calc Head Ag g/t	Avg. Tails Ag g/t	Extracted % Ag	Leach Conditions, gpL NaCN	Days of Leach	Particle Size P80 mm	Consumption NaCN, kg/T	Addition Ca(OH) 2 kg/T
370.7	113.4	69%	2	5	0.133	2.33	0.50
367.4	104.3	72%	2	5	0.102	2.40	0.50
370.8	85.7	77%	2	5	0.071	2.32	0.50
366.0	88.5	76%	2	5	0.063	2.47	0.50
353.6	67.5	81%	2	5	0.048	1.49	0.50
363.0	56.8	84%	5	5	0.128	2.16	0.00
370.1	48.7	87%	5	5	0.102	2.50	0.00
345.8	51.2	85%	5	5	0.079	4.71	0.00
349.3	48.4	86%	5	5	0.058	2.50	0.00
361.2	47.6	87%	5	5	0.049	2.91	0.00
359.1	28.0	92%	10	5	0.128	3.86	0.00
355.1	27.7	92%	10	5	0.095	3.33	0.00
342.1	24.7	93%	10	5	0.070	7.97	0.00
357.0	19.5	95%	10	5	0.054	3.40	0.00
368.6	16.3	96%	10	5	0.049	4.37	0.00
Averages
364.3	66.1	81.9%	5.7	5.0	0.130	2.8	0.2
364.2	60.2	83.5%	5.7	5.0	0.100	2.7	0.2
352.9	53.9	84.7%	5.7	5.0	0.073	5.0	0.2
357.4	52.1	85.4%	5.7	5.0	0.058	2.8	0.2
361.1	43.8	87.9%	5.7	5.0	0.049	2.9	0.2
Averages 5 and 10 gpl Tests Only
361.1	42.4	88.3%	7.5	5.0	0.128	3.0	0.0
362.6	38.2	89.5%	7.5	5.0	0.099	2.9	0.0
344.0	38.0	89.0%	7.5	5.0	0.075	6.3	0.0
353.2	34.0	90.4%	7.5	5.0	0.056	3.0	0.0
364.9	32.0	91.2%	7.5	5.0	0.049	3.6	0.0

18.2.3.1	Recovery vs. Cyanide Concentration

A series of bottle roll leach tests were conducted on splits from the Master Composite to determine the effect of cyanide concentration in the leach solutions on gold and silver recoveries. Tests were conducted at 1, 2, 5 and 10 gpl NaCN at various grind sizes. These levels of cyanide were kept relatively constant throughout the duration of the tests. Leach time was set at 5 days. The results from these series of tests are shown in Tables 18.6 and 18.7.

As shown, gold recovery is essentially independent of cyanide concentration at the levels of NaCN tested. At the 0.075 mm grind size, gold recoveries ranged from 89% at 1 gpl to 92% at 10 gpl NaCN. At 5 gpl NaCN, gold recovery was approximately 91% at a grind size of 0.075 mm.

Silver recovery shows a distinct increase with increasing cyanide levels. At the 0.075 mm grind size, silver recovery increased from 64% at 1 gpl to 93% at 10 gpl. vAt 5 gpl NaCN, silver recovery was approximately 85% at the 0.075 mm particle size and at a leach time of 5 days.

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Cyanide consumptions are also shown in the tables. As expected, increasing the cyanide level in the leach solutions increased cyanide consumptions. There was a fairly dramatic increase in average cyanide consumptions from the 5 to 10 gpl tests; average of 3 kg/t and 4.6 kg/t, respectively. There was also a significant increase in average cyanide consumption from the 2 gpl to 5 gpl tests: 2.2 kg/t and 3 kg/t, respectively. However, the increase in recoveries more than offsets the increased cyanide consumption in the 2 to 5 gpl tests. The same is not true for the 10 gpl tests. Therefore, 5 gpl NaCN was selected for use in this study. Additional tests between 2 and 5 gpl NaCN should be conducted to determine if the recoveries can be maintained while lowering cyanide levels and consumptions.

18.2.3.2	Recovery vs. Time Tests

Most of the agitated leach tests on the Master Composite were conducted for 5 days. In the bottle roll tests, recoveries were followed on at least a daily basis. If metal recovery increased between each sampling period, then the tests were extended for another 24-hour period, up to 120 hours. Typically after 1 to 2 days of leaching, depending on cyanide level and grind size, gold leaching essentially stopped or slowed considerably in all tests. Silver recovery however tended to slowly increase throughout most of the 5-day tests. Therefore a series of leach tests at 7 days were conducted. The results from these tests were presented are summarized in Table 18.10.

As shown, there is no increase in gold recovery by increasing the leach times from 5 to 7 days. However, there is a substantial increase in silver recovery, from about 90% to 95% based on a comparison of the average of the 5 gpl NaCN tests at a 0.075 mm particle size and the 7-day test results.

Table 18.10: La Guitarra Project - Summary of 7-Day Agitated Leach Tests

	Extracted % Au	Calculated Head Ag g/t	Extracted % Ag	Leach Conditions gpL NaCN	Days of Leach	Estimated Particle Size P80 mm
1.30	92%	404.0	95%	5	7	0.075
1.31	91%	385.4	95%	5	7	0.053
1.33	92%	387.9	95%	5	7	0.045
1.31	91%	332.0	90%	5*	5*	0.075*

*Average of 5 gpl milled tests conducted on the Master Composite for 5 days at a grind size of 0.075 mm

18.2.3.3	Additional Leach Tests on the Master Composite

Three additional series of tests were conducted on samples of the Master Composite. These tests included the addition of lead nitrate, the addition of lime during the milling step and the addition of air.

Lead as Pb(NO3)2 was added to the leach solutions in three tests at concentrations of 50, 100 and 150 ppm. Cyanide levels were maintained at 5 gpl and the grind size was 0.075 mm in these tests. The purpose of this test series was to determine if lead nitrate could enhance or maintain silver recovery while lowering cyanide consumption. As is shown in Table 18.7, silver recoveries were all around 90% to 92% and cyanide consumptions were in the range of 2.3 kg/t to 2.9 kg/t, which are similar results to other tests at 5 gpl at a grind size of 0.075 mm.

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Lime at a 0.5 kg/t rate was added in the laboratory mill during the grinding of the samples down to the desired particle size. Most of the other tests relied on NaCN to provide the required alkalinity due to the high concentrations of cyanide required. This led to slightly increased cyanide consumptions in the tests. The leach tests were conducted with 5 gpl NaCN and at approximate grind sizes of 0.075, 0.053 and 0.045 mm. The results of this series of tests are shown in Tables 18.6 and 18.7. Sodium cyanide consumption in these tests averaged 2.2 kg/t and was lower than the average of about 2.9 kg/t for the other 5 gpl NaCN tests. Gold recoveries averaged approximately 90% while silver recoveries were in the 93% to 95% range.

Air was sparged into a series of tests to determine if high rates of air would affect leaching performance. Airflow measurements were not taken but air was added in a very vigorous manner. As shown in Tables 18.6 and 18.7, gold recoveries did not change in the non-aerated tests and averaged approximately 91%, while silver recoveries increased to an average of about 97%. However, cyanide consumption increased significantly averaging approximately 8.9 kg/t. Additional tests should be conducted to determine if pre-aeration prior to cyanide addition will result in the same increase in silver recovery but with lower cyanide consumption.

18.2.3.4	Comminution Test Work

Comminution test work included tests to determine Bond work and abrasion indices. No crushing test work was conducted as the existing operations at La Guitarra crush the ore with no problems.

Tests to determine Bond abrasion, Bond Rod mill Work and Bond Ball mill Work Indices were conducted. Phillips Enterprises conducted the Rod and Ball mill work tests on three samples: one each from Santa Ana, Los Angeles and Amelia and the abrasion test on one sample: Santa Ana. KCA conducted tests to determine Bond Ball mill indices on individual samples that were part of the Master Composite. The average of tests to determine Bond ball mill work indices was 17.6 kWh/t while the abrasion tests averaged 0.61.

18.2.3.5	Slurry Rheology and Settling Rate Testing

Pocock Industrial Inc. performed pulp rheology tests to examine the effects of shear rate on the slurry at different percent solids and settling rate tests on cyanide leached samples at various flocculent doses and feed solids concentrations on minus 0.075 mm and minus 0.045 mm samples. Pulp viscosity tests on cyanide leached and thickened slurry samples at 80% passing 0.075 mm and 0.045 mm were conducted. A high clay sample was also tested to determine a “worse case” scenario.

The rheology tests on the samples showed a decreasing apparent viscosity with higher shear rate, classifying them as pseudoplastic fluids. From these series of tests, maximum thickener underflow % solids concentrations were estimated. These densities are summarized as follows:

p80 of 0.075 mm, cyanide leached sample:	Max. U’flow = 62 to 65 wt% solids
p80 of 0.045mm, cyanide leached sample:	Max. U’flow = 61 to 64 wt% solids
Clay sample, cyanide leached:	Max. U’flow – 57 to 60% wt% solids

Based on the pulp viscosity data, the weight % solids of the slurry from the grinding thickener to the leach tank was designed at 55%. The underflow solids in the counter-current decantation (CCD) circuit were designed at 60%.

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The slurry rheology test results indicated that there should be no problems with operating a leach/CCD circuit at 55% to 60% solids. The high clay material had yield values above 30 Pascals at 62.7% solids. Problems in pumping can occur at yield values greater than 30. The operation during any high clay ore processing must be carefully monitored to insure that the leach/CCD circuits are operated at 60% solids or lower.

Pocock conducted both static and dynamic settling tests. The static test results were used to determine conventional thickener design parameters while the dynamic tests were used for high-rate thickener design.

The tests were performed in a controlled environment and the reported results gave the following required settling areas at a 15% solids feed:

Minus 0.075 mm:	3.00 – 4.25 m3 /m2 hr @ 30 to 40 gpt flocculent dose
Minus 0.045 mm:	3.00 – 4.00 m3 /m2 hr @ 40 to 50 gpt flocculent dose
High clay:	3.00 – 4.00 m3 /m2 hr @ 20 to 30 gpt flocculent dose

Based on these results, 19 meter diameter high rate thickeners were selected.

The results from the tests also indicated that a higher slurry pH, from 11.3 to 11.5, increased overflow solution clarify and settling rates. Therefore, hydrated lime at a rate of 0.2 kg/t is slurried into the CCD feed. The quantity of pebble lime added to the grinding circuit was increased up to 1.0 kg/t (from 0.5 kg/t) to increase the pH of the slurry feed to the grinding thickener.

18.2.3.6	Filtration Studies

Pocock performed filtration tests on thickened minus 0.075 mm, minus 0.045 mm and high clay samples to examine the effect of cake thickness, air-dry duration and wash volume on the production rate and filter cake moisture. Both vacuum and pressure filtration tests were conducted. The tests were intended to examine the feasibility of filtering the tailings.

The results showed that the Master Composite could be treated by either vacuum or pressure filters. However, the vacuum pressure filter tests resulted in higher cake moisture contents, approximately 22% to 26%, with 85 to 100 g/t flocculent additions. The final cake moisture in the pressure filter tests varied from 15% to 20% with no flocculent addition. The lower cake moisture leads to lower cyanide losses and lower make-up water requirements. Therefore, pressure filtration was chosen for this study, with a minor amount of flocculent addition to the feed, 10 g/t. The flocculent addition, even though not added to the pressure filter tests, was added after discussions with Pocock to insure that the production rates through the filters could be easily met.

The Pocock report suggested a pressure filter-sizing basis of 0.897 m3/t at 0.075 mm. Tests on the minus 0.034 mm sample and clay sample resulted in a sizing basis of 0.909 and 0.884 m3/t, respectively.

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18.2.3.7	Cyanide Destruction Test Work

A series of cyanide destruction tests using SO2/air were conducted on samples of thickened leach slurry and on clear solutions. The results of these tests show that weak-acid-dissociable (WAD) and total cyanide levels down to 3 to 5 ppm in slurries were achieved with the addition of 8 grams sodium metabisulfite (the source of SO2) per gram of WAD cyanide at two hours of reaction time. The clear solution tests with the addition of 4 grams sodium metabisulfite per gram of WAD cyanide at two hours of reaction time resulted in a final neutralized solution containing 4 to 5 ppm cyanide. Both the slurry tests and clear solution tests started with a cyanide concentration of approximately 2.7 gpl. Longer reaction times at the higher doses of sodium metabisulfite would probably further lower the final cyanide levels in both series of tests.

The water balance on the project indicates that during a year with average precipitation, the project is in balance and no solutions will have to be discharged. However, during wetter than average years, solution collected from the dry stacked tailings facility may have to be treated and discharged.

Since only clear solutions will be treated and discharged, for the purposes of this study, it was decided to go with a hydrogen peroxide treatment system on clear solutions because of lower capital costs. No tests were conducted with hydrogen peroxide; however, since an SO2/air system is a viable neutralizationprocess, a hydrogen peroxide system should also give similar results. However, it is recommended that additional tests on clear solutions be conducted to verify this.

18.2.3.8	Mine Water Treatment Tests

Neutralization tests on a sample of acid mine drainage solution discharging from the current Underground workings at La Guitarra were conducted. A sample of mine water was sent to KCA to determine parameters for treating this water for eventual use in the mill or for discharge to an existing treatment facility. Table 18-12 presents a complete analysis of this sample.

As is shown in the table the as-received water exceeded US drinking water standards for thirteen parameters: aluminum, antimony, arsenic, beryllium, cadmium, iron, lead, manganese, nickel, pH, sulfate, thallium, and zinc.

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Table 18.11: La Guitarra Project - Summary of Detoxification Test Work Batch Test Work Sodium Metabisulfite & Air on Thickened Slurry

Solution mLs	Solids grams	Reaction Time hours*	Feed Analysis						Reagent Additions					Product Analysis
			Initial pH	Calculated CNTotal mg/L	Calculated CNWAD mg/L	Titrated CNFree mg/L	Fe, mg/L	Cu, mg/L	Na2S2O5, gms/gm CNWAD	Cu2+ Added grams	Total grams Cu/gram Fe	Sulfuric Acid grams	CaO grams	Final pH	Calculated CNTotal mg/L	Calculated CNWAD mg/L	Cu mg/L
200	200	2	10.7	2956	2739	2615	78	102	2.0	0.011	2	0.05	0.3	8.0	390	297	86.5
200	200	2	10.7	2956	2739	2615	78	102	6.0	0.011	2	0.08	0.7	8.1	138	106	8.3
200	200	2	10.7	2956	2739	2615	78	102	6.0	0.042	4	0.08	0.7	8.1	54	44	1.26
200	200	2	10.7	2956	2739	2615	78	102	2.0	0.042	4	0.04	0.3	8.0	201	185	56.3
200	200	4	10.7	2956	2739	2615	78	102	2.0	0.011	2	0.06	0.4	8.1	344	300	63.4
200	200	4	10.7	2956	2739	2615	78	102	6.0	0.011	2	0.14	0.8	8.0	8	4	1.25
200	200	4	10.7	2956	2739	2615	78	102	6.0	0.042	4	0.13	0.8	7.9	16	9	5.32
200	200	2	10.7	2956	2739	2615	78	102	8.0	0.042	4	0.12	1.0	8.0	5	3	0.36
200	200	3	10.7	2956	2739	2615	78	102	4.0	0.026	3	0.07	0.6	8.0	77	53	8.56
200	200	3	10.7	2956	2739	2615	78	102	4.0	0.026	3	0.07	0.6	8.1	79	54	9.55

*All tests continuously sparged with air. All tests conducted at a target pH of 8

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Tests at lime addition rates of 0.1, 0.25, 0.5, 0.75, 1.0 and 5.0 kg of lime per cubic meter of solution were conducted. Solution pH as a function of time for the tests is shown in Table 18ddd. Total solution analyses after lime neutralization were only determined for the 0.5 and 1.0 kg/m3 tests. When the solution sample was treated with 0.5 kg lime per cubic meter of solution for a 24-hour period, all metals in solution decreased significantly, with only six parameters exceeding US drinking water standards: aluminum (0.5 ppm vs. 0.2 ppm standard), antimony (0.008 ppm vs. 0.006 ppm standard), cadmium (0.016 ppm vs. 0.005 ppm standard), iron (1.6 ppm vs. 0.6 ppm standard), sulfate (760 ppm vs. 500 ppm standard) and thallium (0.056 vs. 0.002 ppm standard).

Adding more lime decreased metal values somewhat, but increased the final pH of the solution to above 9. The analysis of solution neutralized with 1.0 kg lime per cubic meter of solution is also shown in Table 18.13. The final levels of antimony and cadmium were below drinking water standards with the other parameters lowered, but not enough to meet drinking water standards.

Treating the mine discharge water with 0.5 kg/m3 of lime gives a clean solution that can be used in the mill with no adverse affects to the process. Additional neutralization tests should be conducted to optimize lime requirements and minimize final metal content in the treated mine water solutions.

Settling tests were also conducted on the resulting slurry from the neutralization tests. The results of these tests indicate that the precipitate can settle in a reasonable time period with no flocculent addition to form a clear solution that then can be pumped to the mill.

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Table 18.12: La Guitarra Project – Mine Solution Characterization

Parameter/Constituent	Units	As- Received Water Sample	Solution Neutralized w 0.5 kg lime per m3 Solution	Solution Neutralized w 1.0 kg lime per m3 Solution	US Drinking Water Standards
Alkalinity, Total	mg/L CaCO3	<2	52	30
Alkalinity, Bicarbonate	mg/L CaCO3	<2	52	15
Alkalinity, Carbonate	mg/L CaCO3	<2	<2	15
Alkalinity, Hydroxide	mg/L CaCO3	<2	<2	<2
Aluminum	mg/L	15	0.5	0.3	0.2
Ammonia-N	mg/L N	4.1	2.2	0.9
Ammonia-N, Unionized	mg/L N	<0.001	0.072	0.36
Antimony	mg/L	0.27	0.008	0.006	0.006
Arsenic	mg/L	2.8	0.032	0.025	0.05
Barium	mg/L	0.14	0.007	0.007	2
Beryllium	mg/L	0.038	<0.002	<0.002	0.004
Bismuth	mg/L	<0.2	<0.2	<0.2
Boron	mg/L	<0.1	<0.1	<0.1
Cadmium	mg/L	0.3	0.016	0.004	0.005
Calcium	mg/L	89	290	270
Chloride	mg/L	1.9	1.3	1.5	400
Chlorine	mg/L	<0.1	0.1	0.1
Chromium	mg/L	0.008	0.005	0.010	0.100
Cobalt	mg/L	0.21	0.014	0.007
Conductivity	µmhos/cm	1800	1400	1300
Copper	mg/L	0.2	0.017	0.059	1.3
Cyanide, Total	mg/L	ND	ND	ND	0.2
Fluoride	mg/L	2.5	2.7	1.6	4
Gallium	mg/L	<0.2	<0.2	<0.2
Hardness, as CaCO3	mg/L CaCO3	310	750	680
Iron	mg/L	110	1.6	1.0	0.6
Lanthanum	mg/L	<0.1	<0.1	<0.1
Lead	mg/L	0.34	0.005	0.003	0.015
Lithium	mg/L	<0.2	<0.2	<0.2
Magnesium	mg/L	21	6.3	1.5	150
Manganese	mg/L	14	1.2	0.18	0.1
Mercury	mg/L	0.0011	<0.0002	<0.0002	0.002
Molybdenum	mg/L	0.005	<0.002	<0.002
Nickel	mg/L	0.22	0.029	0.030	0.100
Nitrate – N	mg/L N	5.5	6.0	5.6	10.0
pH	Units	2.74	7.93	9.23	6.5-8.5
Phosphorus	mg/L	0.52	0.03	0.02
Potassium	mg/L	7.9	6.5	7
Scandium	Mg/L	<0.1	<0.1	<0.1

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Table 18.12 (Cont’d): La Guitarra Project – Mine Solution Characterization

Parameter/Constituent	Units	As Received Water Sample	Solution Neutralized w 0.5 kg lime per m3 Solution	Solution Neutralized w 1.0 kg lime per m3 Solution	US Drinking Water Standards
Selenium	Mg/L	<0.01	<0.01	<0.01	0.05
Silver	Mg/L	0.013	0.005	0.017	0.1
Sodium	Mg/L	14	16	17
Strontium	Mg/L	0.3	0.4	0.4
Sulfate	Mg/L	770	760	710	500
Thallium	Mg/L	0.088	0.056	0.05	0.002
Tin	Mg/L	<0.2	<0.2	<0.2
Titanium	Mg/L	<0.1	<0.1	<0.1
Total Dissolved Solids	Mg/L	1000	1200	1100	1000
Turbidity	NTU	400	11	12
Vanadium	Mg/L	0.053	<0.002	<0.002
Zinc	Mg/L	28	0.84	0.37	5

ND - non-detectable

Table 18.13: La Guitarra Project - Summary of Lime Treatment Tests

Hydrated Lime Addition, pH @ hours	KCA Test 39476 A	KCA Test 39476 B	KCA Test 39476 C	KCA Test 39476 D	KCA Test 39476 E	KCA Test 39476 F
Hydrated Lime, Ca(OH)2, gms	0.2	0.5	1	1.5	2	10
Hydrated Lime, Ca(OH)2, kg/T soln.	0.1	0.25	0.5	0.75	1	5
pH @ 0 hours	2.1	2.1	2.1	2.1	2.1	2.1
pH @ 0.25 hours	2.8	4.9	11.2	11.7	11.8	12
pH @ 0.5 hours	2.8	5.1	11.2	11.7	11.9	12.1
pH @ 24 hours	2.6	5.5	7.6	7.8	9.9	12.1

19.0	Mineral Resource and Mineral Reserve Estimates

19.1	La Guitarra Resource and Reserve Estimation

Since 1991, through the production period at La Guitarra, the methods used for calculating the Underground Resources and Reserves have been generally the same.

Each year, La Guitarra geology staff prepares a Resource and Reserve summary based on standard methods, utilizing the criteria that have been developed over the years. The method of calculation and the results are discussed below. Resource and Reserve calculations are based on the assay results of samples obtained by channel sampling of the veins and diamond drilling.

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La Guitarra Mine, including the San Rafael zones, account for most of the Resources and Reserves that have been identified at this time as suitable for traditional Underground mining. Included in the summary are Resources and Reserves from the other zones known as Nazareno, Coloso and Mina De Agua (Santa Ana veins) that are suitable for underground mining. La Guitarra Mine staff estimated the Underground Resources and Reserves. The same criteria are used for all of the zones.

La Guitarra Mine staff and their consultants modeled the Resources and Reserves suitable for Open Pit mining. The Open Pit and Underground Resources and Reserves are discussed separately in this report section. The Resources and Reserves have been classified to meet the requirements of NI 43-101.

19.2	National Instrument 43-101 Definitions of Resources and Reserves

The Reserve and Resource estimation classifications as prescribed in National Instrument 43-101 are given here for clarity. For further definitions, reference is made to review those given in the NI 43-101.

19.2.1	Mineral Resource

Mineral Resources are sub-divided into 3 categories depending on the geological confidence. The highest level or the level with the most confidence is the ‘Measured’ category. The next level of confidence is the ‘Indicated’ category and the lowest level, or the Resource with the least confidence, is the ‘Inferred’ category.

19.2.2	Mineral Reserve

Mineral Reserves are sub-divided into 2 categories. The highest level of Reserves or the level with the most confidence is the ‘Proven’ category and the lower level of confidence of the Reserves is the ‘Probable’ category. Reserves are distinguished from Resources as all of the technical and economic parameters have been applied and the estimated grade and tonnage of the Reserves should closely approximate the actual results of mining. The guidelines state, “Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.” The guidelines also state, “The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all government approvals have been received. It does signify that there are reasonable expectations of such approvals.”

19.3	Modeling Methodology for La Guitarra Open Pit Resources

19.3.1	History

The first ore body model was developed in May-June 2008 for review and inclusion in Genco’s Guitarra strategy to develop an expanded mining operation from 5 or more, smaller high-grade Underground mining operations under its control. The strategy also considered mining an intermediate grade product (4 – 6 ounce eAg) from within several Open Pits at Guitarra at substantially lower Open Pit mining costs, and blending the material with the UG production to produce at a sustainable rate of 3,000 TPD. A wire frame model using a 20 g/t silver equivalent grade cut-off was completed.

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Two distinct mining scenarios were evaluated:

Either a heap leach operation processing the remaining lower grade tonnage and grade, and/or expanding the current floatation operations and creating an upgraded concentrate product for subsequent Milling/Leaching recoveries on site with the expanded Mill facilities.

The cut-off for developing the original wire frame model by sections was 20 g/t silver equivalent, and was based on a silver price of US$12.50 the ounce or US$0.40 per gram. This value was considered reasonable going forward using Open Pit mining costs of US$1.40 per tonne and US8.00 - $10.00 per tonne processing costs.

Preliminary evaluations indicated insufficient tonnage was available from the lower grade Resources to justify the contemplated capital costs associated with either strategy. There were insufficient returns from predicted lower-grade operations coupled with milling operations and metallurgical losses resulting from the application of either processing method for bulk mining of ore material between 20 g/t and 45g/t eAg. Consideration for processing a higher-grade cut-off low-grade product with lower grade UG mine development material was seen as having a good potential for further evaluation.

19.3.2	Creating the Open Pit Resource Model

19.3.2.1	Wire Framing

The current model wire frames were interpreted to include:

1)

A boundary of 45 g/t from drill holes and UG channel samples. There are a number of thin veinlets, surrounded by waste or very low-grade material. If it was judged that the material would not make the 45-g/t eAg cut, the material was placed outside the main ore zone where practical;

2)	Waste zones were added within the model when drilling clearly outlined continuous material less than 45 g/t eAg; and

3)

Another group of wire frames was created by the La Guitarra mine staff to model previous mined out areas (called Rebajes) throughout the four deposits, and openings (called Obras) such as ramps, cross-cuts, raises, and extensive drives that connect the deposits Underground at various levels. These mined out areas from the Luismin days and older Spanish operations specifically show where multiple veins were mined at depths at substantially higher grades than contemplated by Open Pit methods, and show the deposit’s continuity at depths not drilled through by Genco’s drilling program.

A definite bonus was revealed in the Luismin and Genco Lab assay books where channel samples were found from many of the drives and sills that confirmed the grades encountered in those mined areas. There remain thousands of these samples still to be entered into La Guitarra database.

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19.3.2.2 Using Drilling & Channel Samples to Create Mine Model Section Outlines

The drilling and channel sample data were placed on 25 meter sections along the strike of the model veins for areas 1 through 3. Data within 35 meters either side of section were placed on the section orientation and a 45 g/t eAg boundary was drawn. There is considerable evidence that there are numerous parallel structures outside the main vein sets, but unless there were several occurrences easily connected between elevations to represent a vein, these occurrences are left as single intervals in the waste zone.

Figure 19.1 shows the location of the 61 section lines that were interpreted from the drilling and channel samples. The topography was placed on each section for surface reference as well as the mined out areas and underground openings of the drives, cross cuts, ramps and raises and winzes. The grid spacing is 200 meters by 200 meters.

Figure 19.1: Section Lines Display at 25 m Intervals Along Strike

A complete suite of the interpreted sections at 25 meter intervals along strike are available from Genco, and may be referenced from the company. The section identifiers are numerical between 1015 as the most northwest section line, and 2515 for the most southeast section line, for a computed distance of 1,500 meters along strike.

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19.3.2.3	Developing Mined Out Area Solids (Rebajes)

A total of 1,395,773 tonnes were modeled as ‘mined’ in the four deposits. Some 81,000 tonnes are modeled in the San Rafael deposit, where a substantial portion of Genco production has come from for the 2006 – 2008 ore years. The early Spaniards and the Luismin utilized their sub- standard grade material, and their waste material to repack their mined out stopes. It is unknown what portion of the mined out area are repacked material, and what part are in situ pillars It would appear quite straight forward that current VHG (Very High Grade) channel sample data would be in situ rock. Most of the old repacked old stopes contain currently much greater grade than the 45g/t cut-off, and are minable grade.

The amount of mined out volume shapes contained in the Los Angeles, La Cruz and Creston 3-D mined out stopes aggregated to 1,315,000 tonnes with the volume shapes weighted at 2.5 SG. When these shapes are loaded into the 3-D block model and associated block percentages utilized to summarize the blocks by the same 2.5 SG, the model accounts for 1,276,000 tonnes, or 97 % of the design volume shapes. The importance of modeling the mined out stopes is to determine how much of these mined out areas exist within the designed Open Pit shapes, and also give very good geometric outlines where very high grade has been mined over the past many years. Composite assay data within the mine model area and the mined out stopes are treated the same for grade estimate purposes. Figure 19.2 shows the Rebajes displayed within the Previous Figure 19.1 with the Section lines and drill holes.

It is noteworthy that the mined out stopes probably average about 2 to 3 meters in width. The dip of the ore bodies is at approximately 55 degrees, so the previously worked stopes appear to be much thicker than they are in reality. The color-coding of red is consistently used throughout this study to signify them.

Figure 19.2: Drilling and Section Lines with Mined-Out Areas (Rebajes)

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19.3.2.4	Included Waste Solid Modeling with all DDH, Rebajes and Obras Displayed on Section

In consort with a geological review of the solids created for the old workings and openings, drill holes and channel sampling, sections were prepared using a 45 g/t cut-off with all the data included on each 25 meter section. The included waste portions of any section are relatively small as compared with the other attribute, and any review should refer to those sections held by Genco Resources Ltd.

19.4	Creation of the 3-D Solids for the Ore Model

The 61 sections interpreted to contain the + 45 g/t eAg ore zones along strike are linked together into solids and closed at each end to form volume shapes. It should be noted that the old workings for the mined veins also are formed as closed solids that are within the mining solids. To distinguish them from each other they are given separate unique code numbers. The included waste solids are comparatively much smaller, and are also within the mine model solids.

The codes used to distinguish the various solids are given below:

Code 3	Main Ore zone within a + 45 g/t eAg boundary
Code 4	Samples intersected by the old workings
Code 5	Samples contained within Included waste interpreted structures (this data is summarized at a 1 g/t eAg cut-off in the table used to summarize grade intensity in Table 19.3 below) *

Figure 19.3 displays the Mining Solids (Code 3) prepared at a 45 g/t eAg cut-off in the Los Angeles, La Cruz and Creston Areas:

Figure 19.3: Los Angeles, La Cruz, and Crestón Mine Model Solid

The color code of the main mining area solids is brown, and the smaller silver solids represent interpreted high-grade parallel vein solids identified by drill holes.

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19.5	Composites

The drill hole traces and channel samples displayed in Figure 19.1 in the Open Pit deposit areas 1 through 3 are composited to 3 meter bench heights and are listed below in Table 19.3 at a nominal 20 g/t cut-off within the three categories used to code the model. It is noted here that every composite that is within one of the interpreted design volume shapes, is given the same code of the shape that the composite falls within. The method is accomplished by placing the Drill hole and channel assay sample database and the solids into the same 3-D space, and using a technique called spearing when the samples fall within the solid space. The 20 g/t cut-off was chosen because although the higher-grade solid boundary is 45 g/t, it is acknowledged there will be areas within the solid model that will be below 45 g/t.

Table 19.1: Composite Summary at 20-g/t eAg Cut-off

Zone	Meters	eAg g/t	Ag g/t	Au g/t
Code 3	4,407.3	122.9	76.9	0.82
Code 4	668.8	182.3	111.0	1.27
Code 5 *	312.2	8.6	5.8	0.05

* Code 5 composites are summarized at the 1g/t eAg cut-off

The data summarized within the Code 4 (old workings) channel samples from pillars and repacked material and coincident drill intercepts clearly shows that the remaining in situ values within the known stoped veins are still substantially higher than the average data surrounding them. However the nominal 20 g/t eAg cut-off describes a drilled vein system with good values, clearly valuable at today’s silver and gold prices, and very amenable to mining with current Open Pit average operating costs of around US$1.40 per tonne using CIMSA as the mining contractor.

The composites are summarized below in Table 19.2 by mining area at a 45g/t eAg cut-off to give an indication where the best grades are located for selecting the potentially best ore body from a grade prospective to begin Open Pit mining planning and production:

Table 19.2: Composite Summary at 45-g/t eAg Cut-off

Area	Meters	eAg g/t	Ag g/t	Au g/t
Los Angeles	1,260.1	158.4	104.0	0.97
La Cruz	1,199.5	191.9	115.3	1.37
Creston	1,226.7	155.3	94.4	1.09
TOTAL	3,686.1	168.3	104.5	1.14

Clearly, the La Cruz deposit contains the best-drilled grade in which to start the Open Pit exploitation sequence.

The cut database details used to model the Open Pit Resources are to be found in the Genco offices in Vancouver, BC and are available upon request

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19.6	Specific Gravity

The Specific Gravity (“SG”) or tonnage factor used to convert the volume of the blocks to tonnes is 2.5 t/m3 for the underground ores. The SG used for establishing the surface ore tonnes is also 2.5 t/m3. The fill material is likely to contain a lighter SG than the in situ material. In comparison to the amount of surrounding material, the fill material forms a very small part of the volume shape within the pit. The fill material has not been measured and assigned a smaller weight in the model. The material is likely to have an SG of 2.0 or slightly less.

19.7	Generating the Mine Block Model

Figure 19.3 displays the linked vein and mineralized surrounding material solids that represent the mining solids within which a block grade interpolation is computed for silver and gold. Equivalent silver is calculated from those values at a 56:1 ratio. Along with the re-packed mined out stopes and the included waste zones contained within the larger mining solid, these shapes are loaded into a prepared block model with block dimensions of 10 meters along strike, 3 meters height, and 3 meters wide. At the SG weight of 2.5 t/m3, a block weighs 225 tonnes. Each block within the boundary shape that is contained in the block model is assigned the code value of the attribute. For the model used for determining the Resource and Reserve for the KCA final Feasibility Study document completed and issued in December 2009, the volume spaces inside the solid occupied by the re-packed mined stopes are combined with the main ore body, as the mined out areas have been repacked with predominantly ore grade material by Luismin, and Genco. Code 4 has been replaced inside the model as code 3.

The extents of the model are given by the following coordinate extremes:

	Min	Max	Meters	# of Blocks
Easting	42,400	45,400	3,000	300
Northing	50,900	53,198	2,298	766
Elevation	1,698	2,532	834	278

Since the solids have known boundaries, when loaded into a fixed sized block model, the blocks will maintain the portion of the block up to 100 % of the shape that falls within the block for any particular volume attribute. This is accomplished by keeping a percent of the attribute stored in the block called PCT. When the PCT variable is utilized with the volume block attribute, the resulting calculation is tonnes of that attribute.

19.8	Interpolating the Block Model for Determining Resources

Once the model and composites have been generated and loaded with the planned attributes, the grades for gold and silver must be calculated. The La Guitarra model is developed in a sequential manner using the method of requiring the block being interpolated to have the same code as the ‘speared’ composite value. This way, higher grades found inside the main ore body cannot influence interpreted included waste blocks and vice versa, nor can adjacent blocks next to the interpreted main ore body be influenced by adjacent lower grade data.

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There are however, numerous cases of blocks containing an ore grade attribute that are adjacent to very low grade composite intercepts that are also designated as ore grade. These are the cases where the blocks may be highly diluted with low grade and will be interpolated with grades below the mining cut-off. This is where the interpolation introduces mining dilution, and the final block although contained in the ore zone will be designated as a low grade or waste grade block.

Because of the very high grades encountered in the sampling, these grades have been cut before compositing. A further restriction is applied to the interpolation calculations for both metals in that a high grade composite may only be used within 15 meters of its location along strike and elevation if it meets the criteria of being one of the five (5) closest composites to be used to calculate the block estimate. This is called outlier restriction. During interpolation if there is a very high-grade value with a distance greater than 15 meters within the interpolation ellipsoid from the block being interpolated, it is dropped from consideration, and another closest composite is substituted. We know from production history that extremely high grades can be found quite often, and other very high grades can be found along strike and vertically for many meters in a particular vein. These ‘treasure boxes’ are real, but prudence dictates that these very high grades should be restricted for planning purposes.

Silver outlier restriction for La Guitarra Open Pit deposits is 700 g/t Ag. For gold, the outlier restriction is 10 g/t Au. As indicated before, a maximum of five (5) closest composites may be used for the grade extension calculation, and no more than 2 composites are allowed from a single drill hole.

The Inverse distance to the third power interpolation method (IDW) was selected to interpolate the model. The polygonal method was also used to provide a second methodology as an interpolation check. It is not shown for this report, but used internally in the development of the Resource for La Guitarra.

19.9	Measured, Indicated and Inferred Classification

Two passes are used each for the grade extension for silver and gold. The first pass is to insure that all blocks within the mining solid influence have an interpolated value. Since many of the interpreted sections are in excess of 250 meters in elevation, some of the sections do not have sufficient samples at depth close to the block. These interpolated values will be inferred Resources. The second pass uses a 75-meter ellipsoid with a 5-meter thickness for including up to five (5) closest composites. Most of the blocks within 150 meters of surface have sufficient composite assays to develop measured and indicated Resources. The selection for being a ‘Measured’ block is that the block be interpolated with data where the closest composite is no more than 20 meters distant and with 2 to 5 composites. To be considered an ‘Indicated’ block, the rules for measured are enforced with only 1 composite or 1 to five composites and within 20 to 50 meters of the closest composite. All other blocks are considered ‘Inferred’. A Measured (1), Indicated (2) or Inferred (3) code is assigned to each block for Resource classification. For a block to be considered Proven or Probable, it must reside inside the Ultimate Pit outline, and have been assigned a Measured code of 1, or an Indicated code of 2.

19.10	Calculation of Silver and Gold Equivalent

The silver and gold equivalents are based on the KCA Final Feasibility Study selected gold and silver prices. US$800/oz gold and US$14 silver have been used to value the ore on an equivalent grade basis. The ratio works out that gold is approximately 56 times more valuable per gram than silver. On a simplistic basis, if a sample has a 1.0 g/t gold assay and a 56.0 g/t silver assay, the eAu (gold) value will be 2.0 g/t eAu, and the eAg (silver) value will be 112.0 g/t eAg.

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19.11	Resource Summary

Table 19.3 summarizes the computed Resource at a 45 g/t eAg cut-off. The Inferred is also shown to display the prospective tonnage that could enter the M + I class with increased drilling at depth. Table 19.4 summarizes the OP Resource at increments of 10 g/t eAg.

Table 19.3: OP Resources for La Guitarra at 45 g/t eAg

	Tonnes	eAg g/t	Ag g/t	Au g/t	Oz Ag (000’s)	Oz Au	Oz eAg (000’s)
Measured	3,008,279	133	86	0.84	8,319	81,253	12,869
Indicated	5,972,443	119	76	0.77	14,595	147,871	22,876
Total M&I	8,980,722	123	79	0.79	22,914	229,124	35,745
Inferred	2,693,181	130	74	1.00	6,408	86,597	11,257

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Table 19.4: Further breakdown of Open Pit Resource at 10 g/t eAg Cut-off Intervals

Cut-off eAg g/t	Class	tonnes	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	88,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019

10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,283,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.76	99	6,861,113	93,115	12,129,486

20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066.024

30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847

40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141

50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861
	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115

60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

This is the Resource that was used for developing the mine plan based on Kappes, Cassidy and Associates (KCA) advised processing costs and recoveries.

Seegmiller International slope stability studies were used in the pit design when roads were incorporated to insure the inter-ramp slopes were followed specifically to include slope changes when rock types changed. The Seegmiller report can be found in its entirety in the Genco offices in Vancouver, BC with the KCA 3,000 TPD Feasibility Study, and in slightly more depth in section 19.13 that follows.

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Figure 19.4 displays a block model view with color coding shown as yellow for blocks containing 20 g/t to 45 g/t eAg, green containing 45 g/t to 155 g/t eAg, red for all blocks containing greater than 155 g/t eAg.

Figure 19.4: La Guitarra Block Model at –30 Degrees from Vertical

19.12	Potential Adverse Issues That Could Impact Mineral Resources

At the present time, there is no known environmental, permitting, legal, title, socio-economic, marketing or political issues that could materially affect the Resources.

19.13	Slope Stability Evaluation for La Guitarra Mine

Seegmiller International out of Salt lake City, Utah, provided geotechnical advice on the appropriate slopes to use in Open Pit mine operations after an extensive visit and study of the individual deposits surface, near surface and deeper rock types. The report was prepared on May 12, 2007. The general conclusions by Seegmiller International is that the surface weathered and shallow altered and surface unaltered rock could have a pit slope angle of between 30 degrees and 40 degrees, while the deeper altered rock could have pit slope angle of 55 degrees. Unaltered rock could have a slope of 60 degrees.

This study has used a pit slope angle of 36 degrees in the top 18 meters from the surface topography, and 55 degrees from top 18 meters to 150 meters of depth. At 150 meters of depth from surface and below, the unaltered Granite pit slope angle of 60 degrees is used.

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Recent discussions with Seegmiller International suggest that the 36 degrees used for the current design in the upper zones of the Open Pit are too conservative for the final pit wall. The first operational pit plans prior to operations beginning may utilize 38 degrees for the pit slope in the top 18 meters from surface. This will probably reduce this study strip ratio estimates in future operational planning.

The method for insuring that the pit design adheres to the slope parameters is shown below. The distance for a particular slope is placed from the topo surface to the advised distance that the slope in the area should be designed to. The figure below displays in color code the pit slopes advised by Seegmiller International that the design algorithm must comply with. The top portion of the model in green signifies 36 degrees slope. The yellow signifies 55 degrees, and the red signifies 60 degrees.

Figure 19.5: Slope Parameter Domains

19.14	KCA Process Costs, Recovery Advice & Mine Contractor Proposed Mining Costs used for Open Pit Mine Design

KCA has advised that the 3,000 TPD process costs will be US$20.00 per tonne, excluding contingency and potential 2010 escalation estimates. The anticipated metallurgical recovery advised by KCA for gold is 90% and silver is 92%.

Genco received a proposal for contract Mining Operations from Construcciones E Ingenieria de Minas SA de CV (CIMSA), which is based in part on cost per distance traveled for fuel consumption, and drilling and blasting excluding explosives. There are two separate studies used for estimating the mining costs and these are both found in Appendix 1, and these are the same study summaries contained in the KCA Feasibility Study completed in December 2009. An average cost was used for the waste and ore hauls of US$1.55 per tonne.

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For calculating staff increases for in-house mining, Genco estimated operations level operator pay should be US$11,498 per year for base salary and burdens. A total of 79 staff was estimated including an Open Pit Manager and three shift Superintendents. Geology and Mine Planning senior staff is not included in the cost per tonne estimate. A mining cost of US$1.53 per tonne was estimated by an in-house method.

To establish the cost if CIMSA were to be awarded the contract for ore and waste for planning purposes and design engineering, a previous suite of pit and waste dump designs was prepared in plan and verified by Mintec Inc. Measurements were taken along the haulage profiles to each dump and to the mill location. The waste and ore movement from each pit has been extracted from the designs and associated with the distance measurements, and then the costs extracted from the CIMSA table for strictly loading and haulage. The rest of the budget is added to the weighted average. Since there are different ore and waste tonnages for the La Cruz, Los Angeles and Creston pits, the total production of ore and waste from each pit are factored to give 100 percent to derive a CIMSA average cost over the life of the Open Pits of US$1.57 per tonne. An average planning cost was then calculated to be US$1.55 per tonne.

Final mine designs with roads, dumps and the mill plant process areas showed that a considerably short haul distance would be required to remove waste from all three production pits, and especially when using La Cruz pit to dump waste into from the Creston Pit and Los Angeles production waste disposal. It is important to note that during design of the waste dumps, the dumps were generally made flush to the production pits so the center of mass movements from the upper benches to the center of the dumps were used to measure the round trip from center of mass to center of mass. The average cost under these circumstances for the waste haul was slightly less than US$0.90 per tonne from CIMSA. The relative SR from the previous work on La Guitarra mine design was approximately 4:1 and this ratio was used to develop costs from CIMSA. The relative SR with the increased pits are close to 7:1, and when factored would have suggested a lower overall average mining cost per tonne (moving more waste tonnes). Since both methods were within several cents of each other, US$1.55 per tonne was used as the overall mining cost.

It is notable that the initial proposal from CIMSA included high drilling and blasting costs which suggested that Genco should purchase its own drills, and perform its own pit drilling and blasting. Further negotiations with CIMSA resulted in a formal updated proposed mining quote in August 2009, which made it advantageous to contract with CIMSA to also include them performing drilling and blasting functions. This is detailed in the second summary study presented in Appendix 1. These final costs from CIMSA are used in the KCA financial analysis of the project.

The tables are based on an initial travel distance of 0.60 km at a base cost of US$0.80 per tonne with an increase (or decrease) of US$ 0.04 per each 0.2 km traveled. If drilling and blasting are included, the base cost increases by US$ 0.23 per tonne (without explosives cost) to US$1.03 per tonne. The cost of explosives on an annual basis is estimated to be US$ 1,243,200 or US$ 0.222 per tonne, so the combined cost would be US$1.252 per tonne. Based on their quotation for this study, Genco has elected to have CIMSA perform all the in-pit drilling and blasting, loading and hauling, so the only additions to the budget are ore control and assaying, pit management, and general pit maintenance.

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With the revised costs from CIMSA, a new mine design was not calculated, as the current design has been judged as a good ultimate suite of pits. The revised costs for drilling and blasting and loading and hauling are shown in Table 19.5 below:

Table 19.5: Summary of Haulage Costs by Open Pit Area

	Ore			Waste
Open Pit	RT to Mill (km)	Haul Cost (US$/t)	% of Total Ore	RT to Dump (km)	Haul Cost (US$/t)	% of Total Waste
La Cruz	3.2	1.58	26	0.60	1.03	25
Los Angles	4.2	1.78	42	0.60	1.03	35
Creston	2.4	1.42	32	0.60	1.03	40
TOTAL	3.4	1.61	100	0.60	1.03	100

The average profile from all the pits is 3.4 km round trip to the mill, and 0.60 km round trip from any pit to the closest waste dump. Measurements are taken from either the middle of the pit to the middle of the waste dump or to the crusher portal at the mill site.

The development of the 3 Open Pit designs were done using pit optimization software programs developed by Mintec Inc., of Tucson Arizona. Only the Measured and Indicated Resources were used to develop each ultimate pit design. Although the 45 g/t cut-off was used to develop the Ore Model grade boundary, the mine design used a 75 g/t cut-off for the economic cut-off to develop each designed pit.

The ultimate pits were designed separately and the Reserve results for each pit are given in the Tables 19.6 through 19.8 below:

La Cruz is the first pit in the production sequence, Los Angeles is the second pit and Creston is the third pit in the production sequence:

The lower grade cut-off of 30 g/t was selected to identify material that might become profitable at prices above the study silver cut-off of US$14/oz. The production schedule cut-off is 45 g/t for the proposed 3,000 tpd mill. There are a total of 1,156,000 tonnes in all three pits shown below that fall within this 30 g/t to 45 g/t range and averages 37.6 g/t eAg. This tonnage is moved at the waste cost per tonne, and will be stored in the northern part of waste dump #1, which is located next to the La Cruz pit.

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Table 19.6: **Reserves for Phase 1 -- La Cruz

		Grades
Cut-off (g/t)	Insitu Ore (t)	Equiv Ag (g/t)	Au (g/t)	Ag (g/t)
30 – 45	288,787	37.7	0.18	27.4
45 – 65	409,268	54.6	0.26	40.0
65+	1,176,104	169.0	1.03	111.45
TOTAL	1,874,159	123.8	0.73	82.9

	Total Tonnes	ROM Strip Ratio
Waste + 35-45 g/t	9,897,022	5.29

Table 19.7: **Reserves for Phase 2 – Los Angeles

		Grades
Cut-off (g/t)	Insitu Ore (t)	Equiv Ag (g/t)	Au (g/t)	Ag (g/t)
30 – 45	546,601	37.5	0.24	24.1
45 – 65	747,418	54.6	0.32	36.5
65+	2,325,392	142.4	0.84	95.3
TOTAL	3,619,411	108.4	0.64	72.4

	Total Tonnes	ROM Strip Ratio
Waste + 35-45 g/t	27,731,069	7.66

Table 19.8: **Reserves for Phase 3 – Crestón

		Grades
Cut-off (g/t)	Insitu Ore (t)	Equiv Ag (g/t)	Au (g/t)	Ag (g/t)
30 – 45	320,912	37.8	0.23	24.7
45 – 65	526,777	54.3	0.31	37.2
65+	1,639,410	130.9	0.89	81.1
Total	2,487,099	102.8	0.68	64.3

	Total Tonnes	ROM Strip Ratio
Waste + 35-45 g/t	12,293,218	4.94

The mining Reserves can vary considerably depending on the gold and silver price used to value the economic viability of material both above and below the cut-off. As the production decision becomes closer, the actual mining Reserve will be reviewed for each pit in the sequence.

19.15	Ultimate Pit Contained Inferred Resources

There are 625,567 tonnes of calculated Inferred ore within the 3 ultimate pits. The average distance to the closest drill hole is 63 meters, which means that much of the inferred ore is quite close to the indicated material. Probably much of the inferred material will become ore when encountered, and measured by ore blast holes. This material is classified as waste.

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19.16	Development of the Mining Sequence for La Guitarra Open Pits

La Cruz pit as shown in Figure 19.6 was chosen to begin the Open Pit mining sequence because it contained the best grades of the three Open Pits. Below is shown the ultimate pit with roads leading to the 3,000 TPD mill and primary crusher. For referencing, the narrow haul road to the current flotation plant is shown in brown.

Figure 19.6: La Cruz Pit and Haul Roads to Ore & Waste Dump

One can clearly see the short haul that will be used to discard waste. Also shown is the ore haul for material from the La Cruz pit, with high-grade to the expansion crusher.

The blue colored road is the main haul road to be used for the life of 3 Open Pits for mill feed haulage.

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Figure 19.7 is a display of the La Cruz Pit and the Los Angeles pits. The main waste haul from Los Angeles is to the western edge of the pit, and to other dumps depending on haul distance. The Ore haul will continue through the La Cruz pit area as shown.

Figure 19.7: La Cruz and Los Angeles Pits, Haul Roads to Ore & Waste Dumps

The dumps are annotated with the planned contained waste tonnes at a 1.7 SG. Planned tonnage is about 35 million tonnes for the dumps around La Cruz and Los Angeles. All production tonnes from La Cruz and Los Angeles must be completed prior to opening up Creston. The only haul ramp that will be left will be to move waste from the west portion of Creston into the La Cruz eastern portion of the pit. When Creston is opened, the haul road colored in red that connects to the main haul road from La Cruz will disappear.

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Figure 19.8 displays the Creston Pit that is closest to the plant, along with the mined out areas of La Cruz and Los Angeles. Waste haulage will be from the Creston to the La Cruz pit. Waste dump number 4, was designed to accommodate the waste from Creston should the need arise.

Figure 19.8: La Cruz, Los Angeles and Crestón Pits, Haul Roads to Ore & Waste Dumps

The plan will be to continue processing operations through year 9, when current Reserves are depleted. Creston waste can fill up the mined out La Cruz pit void and the eastern edge of the mined out Los Angeles pit.

Figures 19.9 through 19.11 display close-up illustrations of each ultimate pit as they interact with each other over the 9.5 year period that they will be mined. Each figure displays a closer view of the three deposits ultimate pit outlines along with a 6 meter topography contour.

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Figure 19.9: Ultimate Pit for La Cruz Displaying Final Haul Road

Figure 19.10: Ultimate Pit for Los Angeles & La Cruz Displaying Final Haul Roads

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There is substantial waste to be hauled out of Los Angeles. The upper portions of the waste begin dumped into Dump 2, which is closest to the mid portion of the pit. When possible the main portion of the west pit of Los Angeles will be dumped over the western edge of the La Cruz pit.

The total tonnage mined out of La Cruz is over 11 million tonnes, and it is planned that the void left by mining could be partially filled by the development of the western portion of Los Angeles pit. Dump 3 will be the main dump for the Los Angeles pit, and is scheduled to contain nearly 15 million tonnes. Dump 1 was designed to take over 6 million tonnes of waste from the upper zones of Los Angeles.

The Ultimate pits for Creston and La Cruz are shown together with final roads to display how close the pits are to facilitate waste dumping from Creston into the mined out La Cruz.

Figure 19.11: Ultimate Pit for La Cruz & Crestón Displaying Final Haul Roads

The Ultimate Guitarra schedule assumes that the plant ends operation during Ore year 9 with the exhaustion of the 2P Reserves that Guitarra and surrounding deposits contain at this moment in time. Since La Guitarra area has been in production for the last 400 years, it is apparent that with continued exploration drilling, mined out Reserves will be replaced.

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19.17	Underground Mining Resource - October 30, 2008

There are numerous mineralized zones on the property controlled by Genco. Some are known because of historical mining in the area, such as Guitarra and Rincon. Others are known only from surface expression or in some cases drill holes. The potential of this area is indicated by all of the known mineralization.

19.17.1	Basic Information

Basic information has been handled in the following way:

  All of the assay data are plotted on plans and sections to be used for zone interpretations
  The ore Reserves are calculated on longitudinal sections
  Each stope area has a section or plan and a work sheet that is kept on file
  The calculated grade, zone width, area of influence and Resource or Reserve category for each data set (i.e. drill hole or channel sample assays) is entered into a spreadsheet. For Reserves, dilution is added
  In the case of the Santa Ana vein, Nazareno, Coloso and parts of the San Rafael zones, the grades and tonnages are calculated only from diamond drilling results

Inspection of the model and drill hole data is done in plan and in sections, together with the spatial statistical work, showed reasonable geologic and grade continuity within the main areas of mineralization of all deposits. It can be said that even though the geological interpretation plan has segmented La Guitarra trend into four areas, there is substantial evidence that, especially in the more than two kilometer strike length on which the Los Angeles, La Cruz, Creston and San Rafael deposits are found, these deposits represent the continuation of the same vein structure. The existing grid over La Guitarra Trend is about a nominal 40 meters to 50 meters on and between sections. The area covered by these data spacing demonstrates sufficient confidence to be classified as Indicated Mineral Resource. Within the nominal 40 meters to 50 meter drill grid, additional local areas demonstrate good geologic and grade continuity where the sample spacing was about 20 meters to 30 meters. Blocks in these regions can be considered to demonstrate confidence to allow classification to a measured mineral Resource.

19.17.2	Minimum Width

The minimum horizontal mining width for the steeply dipping structures underground is 0.8 m.

19.17.3	Calculation of the Tonnage

The volume for a stope block is calculated using the area of the block on a longitudinal section multiplied by the average horizontal vein width. The area is determined using AutoCAD. The volume in cubic meters is then converted to tonnage by multiplying it by the specific gravity of the ore.

19.17.4	Specific Gravity of Ore

The Specific Gravity (“SG”) or tonnage factor used to convert the volume of the blocks to tonnes is 2.5 t/m3. This SG was determined by a series of tests that were done by KCA.

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This SG is slightly lower than the 2.7 t/m3 that were used in the past at La Guitarra. As new veins are encountered and considered as Resources, testing should be done to determine the tonnage factor for the new veins. Tonnage factors do change especially if the content of sulfides or other minerals such as barite change.

19.17.5	Areas of Influence Underground

Historically the practice was to use variable areas of influence depending on the strike length of the mineralized block being measured. The measured Resource and proven Reserves were projected up to 16 meters if the strike length was greater than 45 meters. For the indicated Resource and the probable Reserve the projection was another 32 meters if the strike length was greater than 45 meters. This gave a total projection of 48 meters for both the measured and indicated Resources or Proven and probable Reserves. The projections never exceeded half way to the next information point.

The variable area of influence has been replaced with a constant projection practice. This was determined based on the experience with the veins and the statistical analysis of the data. The projection for the Measured Resource or the Proven Reserve is now set at 15 meters, which is very similar to the 16 meters that was historically used as noted above. For the Indicated Resource and Probable Reserve the projection is an additional 25 meters in La Guitarra, Nazareno and Coloso veins and an additional 35 meters in the Santa Ana vein. This gives a combined projection of 40 meters in the veins except for the Santa Ana vein where the combined projection is 50 meters. These compare well with the historical 48 meters as noted above.

The projections never exceed half way to the next information point.

19.18	Assays and Grades

19.18.1	Cut-Off Grade

Cut-off grades for the Underground Resources and Reserves were based on a silver equivalent (eAg) of 135 g/t. The silver equivalent is calculated based on 1 g Au = 56 g Ag.

19.18.2	Capping of Assays

La Guitarra does not have an absolute cap to the assays used for the estimation of the Underground Resources. In the case of anomalous values when using the chip samples, the average grade for the block is calculated and any values above the average are reduced to the average and then the grade of the block is re-calculated. Prior to this very high grade assay results were limited to 15 g/t Au and 1,500 g/t Ag.

The effect of grade capping can only be truly examined when a large tonnage has been mined and the recovered silver and gold can be compared with the forecast for that period. The comparisons are difficult as the average grades are again modified by the grade adjustment factor mentioned below.

It appears that some grade modification is necessary at La Guitarra. It would be realistic to try to include the capping or cutting with the grade adjustment factor, so there is only one adjustment. The portion of the Resources that are modified by this method is small.

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There may be some high values that were just left out when averaging the block grades. With the expanded production a new system will be introduced for using the channel sampling. In the case of the Resources based solely on diamond drilling, a cap was applied equal to the mean plus 2 times the standard deviation. This method gives different results for each of the veins.

19.18.3	Grade Adjustment Factor

Grade adjustment factors for silver and gold are applied to the averages for a stope block. This method is a common adjustment in the Mexican mines and is used to convert the grades in the stope blocks to grades that closely approximate the extracted ore and the mill heads. Although this method appears to work, it tends to hide possible problems if they exist, such as excess dilution or problems with the sampling method or the assaying. The portion of the Reserves that were treated this way is small.

The silver grade is reduced by 16%. The gold grade is reduced by 10% based on the channel samples and it is reduced by 12% if it is based on diamond drilling samples.

For the veins that were estimated solely on diamond drilling no grade adjustment factor was used.

Dilution has not been added to the Resource blocks.

There are four areas that are known well enough both from mining and exploration that a measured and indicated Resource has been outlined below. Using the above method and criteria the La Guitarra geology staff has estimated the Resources shown in the Table 19.9 and Figure 19.16 below. The classifications are in keeping with the guidelines in the NI 43-101. The Resource estimates include the Reserves.

Table 19.9: Estimated Measured + Indicated Underground Resources

	Measured + Indicated
Underground	Tonnes (000’s)	Ag g/t	Au g/t
La Guitarra	900	231	2.20
Mina de Agua/Santa Ana	215	184	0.97
Coloso	306	420	3.31
Nazareno	491	234	0,27
Total Resources UG M&I	1,912	257	1.74

The Measured and Indicated Resources are in situ.

These four areas, La Guitarra, Nazareno, Coloso and Mina de Aqua have grades that are suitable for underground mining and processing in the proposed mill. These areas are some distance from each other and a separate operation will be needed to exploit each of them.

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19.19	Underground Mining Plan

A mine plan was developed for each of the four areas. The general scheme was to utilize any Underground workings that are in place and then continue to develop the mine.

The plan is to use trackless mining with ramps for ingress and egress to the mines. Stoping will be by cut and fill methods.

Following this plan, the ramps, drifts, raises and pillars that are necessary were established. The sequence of stoping was established and the grade of the feed to the mill from Underground was estimated.

The general layout of each of the mines can be seen below in Figures 19.12 through 19.15.

Figure 19.12: Oblique View of Proposed Additional La Guitarra Mine Development

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Figure 19.13: Oblique View of Proposed Coloso Mine

Figure 19.14: Oblique View of Proposed Nazareno Mine

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Figure 19.15: Oblique View of Proposed Mina de Aqua Mine

19.20	Development Work

The total development needed to access the known Resources is shown in Table 19.10.

Table 19.10: Underground Development

	Meters
Mine Site	Ramps	Drifts & X-Cuts	Raises
La Guitarra	3,272	8,751	3,221
Nazareno	1,798	3,760	669
Coloso	1,875	4,577	2,250
Mina De Agua	1,648	3,841	2,232
TOTAL	8,593	20,929	8,372

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19.21	Operational Plan

The La Guitarra Mine will operate utilizing the equipment on-hand and the infrastructure that is in place. The mineralized zones can be accessed with a minimum of development.

The other zones need new access prior to reaching the mineralized zones and it is planned that contractors will initially be used in these zones to drive the ramps, drifts and raises. Mine personnel will do the stoping.

Using contractors only for the Year 0 development work reduces the need for the mine to hire and train a work force for the three new zones. It will give Genco time to hire and train personnel at the La Guitarra mine so they can mine at the other three locations when the stopes are ready to be mined.

Using the contractors allows for the minimum up-front capital cost for the necessary equipment.

The mine plan has utilized all of the Measured and Indicated Resources that have been identified at this time. These Resources are sequentially mined in the mine plan. The diluted mining tonnes and grade has been established based on the Resources.

The La Guitarra geology staff has estimated the Reserves as shown in the Table 19.11. The classifications are in keeping with the guidelines in the NI 43-101.

The distribution of the Reserves at La Guitarra, as shown in the long section in Figure 19.16, can be seen on the detail section in the drawings stored at Genco in Vancouver, BC. The sections available are La Guitarra, Nazareno, Coloso, and Mina de Agua. The Resource estimates include the Reserves. The Reserve estimates are recoverable, diluted and in-situ.

Figure 19.16: Vertical Long Section Showing Mineralized Zones

The mining blocks are indicted on 17 section drawings in the drawings stored at Genco in Vancouver, BC. La Guitarra sections (12) have one each for the A, B and C veins. As the strike length is long, the areas are broken into the Los Angeles, San Francisco and San Rafael areas. The San Rafael area is shown on E and W sheets. Coloso and Mina De Agua (Santa Ana) both have HW and FW sheets. Nazareno is entirely on one section.

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The Underground mining Reserves at a 135 g/t eAg cut-off are summarized in the Table 19.11 below:

Table 19.11 Estimated Proven + Probable Underground Reserves

	Proven & Probable Reserves
Underground Location	Tonnes (000’s)	Ag g/t	Au g/t
Guitarra	1,063	188	1.80
Nazareno	240	146	0.79
Coloso	373	335	2.65
Mina De Agua/Santa Ana	509	191	0.22
Total Reserves Underground	2,185	209	1.46
The Proven and Probable Reserves are diluted and recoverable.

A further summary separating proven and probable for the Underground Reserves is stated below:

Table 19.11 -A: Estimated Proven + Probable Underground Reserves By 2P Classification

	Proven & Probable Reserves
Underground Location	Tonnes (000’s)	Ag g/t	Au g/t
Proven UG Reserves	577	208	1.50
Probable UG Reserves	1,608	209	1.45
Total Reserves Underground	2,185	209	1.46
The Proven and Probable Reserves are diluted and recoverable.

The estimated Proven and Probable Reserves as of October 30, 2008, total 2.2 million tonnes at grades of 1.46 g/t Au and 209 g/t Ag.

There is a large Inferred Resource made up of the extensions of the known zones both along strike and down dip. The Underground Inferred Resource totals approximately 10 million tonnes at estimated grades of 1.95 g/t Au and 305 g/t Ag.

19.22	Discussion of Reserves

19.22.1	Model Grade Comparison with Previous Production

The Underground Resource and Reserve estimation by La Guitarra has been carefully done. Glenn R. Clark reviewed the estimation procedures and the application of the procedures. This involved reviewing the interpretation of many of the stopes and spot-checking the calculations and the summaries. The classifications meet the requirement of National Instrument 43-101 classification of Resources and Reserves.

The true test of a Reserve estimate is whether the exploitation of the Resource closely matches the estimate that was made. The Underground Reserve grades are similar to the grades that have been mined over the years. It is highly likely that with careful mining and proper grade control the production will match the Reserves.

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19.22.2	Mining Recovery

The recovery of the ore blocks using the cut & fill methods that are used at La Guitarra usually will range from 90-96%. The recovery estimated for the Underground zones varies within this range. The shape of the zones and the location with regard to the surface dictates the need for pillars that are considered not recoverable. Based on the mine design that is described in this section, it is estimated that 96% of the gold and 93% of the silver in the Underground Resource will be mined and sent to the mill for processing.

It should be noted that the Underground Reserves are diluted and adjusted for mining recovery. The Resources have neither been diluted nor adjusted for mining recovery.

19.22.3	Silver and Gold Prices

The silver price used to establish the cut-off grades was based on silver at US$ 14.00/ounce and gold at US$ 800.00/ounce.

19.23	The Production Schedule

Below in Table 19.12, is the summary schedule for the sequence of production pits displayed in Figures 19.8, 19.9, and 19.10. A detailed year-by year- bench-by bench of ore and waste, by mill feed and stockpiles are given in the detailed production schedule that is contained in the KCA Feasibility Study, and is available at the Genco offices in Vancouver, BC.

As noted in Section 19.14, the low-grade stockpile material is treated as waste for costing purposes, and accumulated as part of the overall strip ratio.

During the first two years, a total of 501,000 tonnes of mid-grade material between 45 g/t and 65 g/t (average eAg is 54.5 g/t) is moved out of the La Cruz pit and also from the first several benches of the Los Angeles pit and will be stored in the southern part of the Waste Dump # 1. This material will be moved at the waste cost per tonne. It will be fed to the mill during ore years 7 and 8, along with Creston ore production. This stockpiled material will be fed to the mill at the ore cost for the travel distance from the La Cruz pit (see Table 19.6) . The stockpiling of this material is done to improve the early grade feed to the new process complex.

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Table 19.12: Annual Production Schedule Summary Open Pit Reserves

	Open Pit Ore				Open Pit Waste
Ore Year	Tonnes (000’s)	Ag (g/t)	Au (g/t)	eAg (g/t)	Tonnes (000’s)	Low Grade Stockpile	Strip Ratio
0	23	124	1.17	190	559		--
1	726	124	1.17	190	6,162	186	8.7
2	753	105	0.72	146	7,105	143	9.6
3	734	83	0.64	119	8,574	81	11.8
4	712	69	0.68	107	7,330	131	10.5
5	718	69	0.71	109	5,200	195	7.5
6	735	83	1.09	144	5,852	140	8.2
7	745	59	0.75	101	1,608	40	2.2
8	1050	61	0.61	96	3,597	115	3.5
9	627	76	0.40	98	2,780	124	4.6
TOTAL	6,824	81	0.75	123	48,765	1,156	7.3

The planned mining sequence Underground gives the following combined Proven and Probable production from La Guitarra, Nazareno, Coloso and Mina de Aqua as shown in Table 19.13. Table 19.14 shows the combined Open Pit and Underground production schedule.

Table 19.13: Annual Summary Production Schedule - Underground Reserves

	Underground Ore
Ore Year	Tonnes (000’s)	Ag (g/t)	Au (g/t)	eAg (g/t)
0	60	154	0.89	204
1	221	268	1.69	362
2	298	237	1.37	314
3	317	211	2.14	331
4	338	180	1.48	263
5	333	202	1.57	290
6	315	188	0.92	240
7	303	210	1.24	280
8	--	--	--	--
9	--	--	--	--
TOTAL	2,185	209	1.46	291

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Table 19.14: Annual Combined Summary Production Schedule Results

	Combined Underground and Open Pit Ore – Mill Ore Feed
Ore Year	Tonnes (000’s)	Ag (g/t)	Au (g/t)	eAg (g/t)	Oz Ag (000’s)	Oz Au	Oz eAg (000’s)
1	1,030	158	1.26	229	5,301	42,540	7,683
2	1,051	143	0.90	193	4,833	30,415	6,536
3	1,051	122	1.09	183	4,123	36,836	6,186
4	1,050	105	0.94	158	3,548	31,767	5,327
5	1,051	121	0.98	176	4,089	33,118	5,944
6	1,050	115	1.04	174	3,886	35,113	5,852
7	1,049	104	0.89	154	3,511	30,048	5,194
8	1,050	61	0.61	96	2,060	20,595	3,213
9	627	76	0.40	99	1,532	8,064	1,984
TOTAL	9,009	112	0.92	164	32,883	270,059	47,919

The procedure for scheduling was to take the three ultimate pit Reserves, and organize them top down to the ultimate pit floor, and summarize the bench-by-bench Reserves. The La Cruz pit is scheduled to be the first pit depleted as it has the highest overall grade. The Los Angeles pit is chosen to operate second. Waste material in the east of the Los Angeles pit may be partially dumped back into the western portion of La Cruz when that pit is completely mined out during the end of Ore Year 2. The Creston pit will also use the empty La Cruz pit to dump waste mined from the higher benches until the La Cruz pit is full.

The 4 Underground areas are sequenced as shown in the Proven & Probable table and blended with the Open Pit Reserves as shown in Table 19.14. There are approximately 48 million silver equivalent ounces exploited from the Open Pit and Underground Reserves.

19.24	Dilution and Projected Ore Losses

The dilution effects at the edges of the productive high-grade zone are flush with the portions of the known lower-grade zone. If there is any dilution during pit operations it will slightly lower the grade to the mill, but it will not affect the total metals content from the pit.

19.25	Measured and Indicated Resources Remaining at the End of the Calculated Mine Life

When the mine has processed all the Proven and Probable tonnes of Underground and Open Pit ores reported in this document, the following Measured and Indicated ore will be left;

Underground: all the disclosed ore will have been mined except for any pillars left. These pillars are not recoverable as they are mine support pillars.

Open Pit: There will be 2,156,000 tonnes of M&I Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the mine life, and the operating costs, it would have to be determined if further OP mining would be justified beyond what has been determined in this study.

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20.0	Other relevant Data and Information

20.1	Current La Guitarra Process Plant

La Guitarra has the current capacity to process 320 tpd run of mine high-grade ore, which has been ongoing since 1993. This plant could treat the material below the current 135 g/t eAg Underground mining cut-off, as well as the material from the start-up of the Open Pit between 45 g/t and 65 g/t. In the future, this plant could be used to process the low-grade ore from the pit between 30 g/t and 45 g/t as described in this technical document in the mining section. With the current price of silver at close to US$19 per ounce, the use of the current plant to upgrade current low-grade silver/gold ores could substantially increase profitable silver equivalent ounce production to be treated on site in proposed expansion process plant.

20.2	Property Acquisition of the Open Pit Surface Rights

Genco should prioritize the land acquisition associated with the mining of the three Open Pits for La Guitarra Trend. This would also secure the rights to develop the four waste dumps adjacent to these Open Pits.

20.3	Mina de Agua – Future Exploration

The completed drilling on the Mina de Agua high-grade ore shoots suggested that the area close to the surface looked just like La Guitarra surface areas which average about 4 silver equivalent ounces per tonne in the current Open Pit plans. Additional drilling and geological review is warranted to determine if the mine would be more profitable developed as a lower cost Open Pit initially.

KCA Technical Feasibility Study – 2009

KCA and Associates of Reno Nevada completed a Feasibility Study for a 3,000 tpd expansion of La Guitarra milling operations. This study originally undertaken in 2007 with significant metallurgical work and technical reviews and planning coordinated with many other contractors was completed and released by Genco in December 2009. Reference should be made to this Feasibility Study for any and all technical and financial questions regarding the process operations at the 3,000 tpd production level.

21.0	Interpretations and Conclusions

The technical support for metallurgy, project design, operating cost estimates, capital cost estimates, environmental studies, and permitting are documented in the 2009 Feasibility Study by KCA & Associates of Reno, Nevada. The technical basis for Mineral Resources and Mineral Reserves meet the requirements of Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Standards on Mineral Resources and Reserves (2000) and National Instrument 43-101.

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The conclusion of the Qualified Person(s) are to recommend going forward as quickly as practical with continued engineering review of the KCA Feasibility Study and its recommendations, and operations of La Guitarra project. Optimization studies should continue as more data becomes available such as further recommended metallurgical test results, and Underground deep potential drilling assays, and materials handling and equipment tradeoff studies. In addition, it is concluded that this is a large mining project, which has considerable economic potential at current metal prices and long term projected metal prices. This project would likely be profitable for Genco Resources Ltd., and Mexico State, Mexico.

22.0	Recommendations

The results of the Feasibility Study indicate that the project is economic under the design parameters used in this study. However, the project economics could be improved by potential capital and operating cost reductions during future studies or basic engineering design. Many of these improvements are listed further in this section below.

Assuming a base case gold and silver price of US$800 and US$14 per ounce, respectively, the project has a pre-tax NPV of US$74.8 million at a 5% discount rate and an IRR of about 20%. The pre-tax NPV at a 5% discount rate is approximately US$75 million. Estimated time to payback is about 3.6 years after the start of production. It should be noted that the project is very sensitive to the price of silver and that each US$1 variation in the silver price changes the project IRR by about 4%.

Using current gold and silver prices (January 15, 2010) of US$1,145 and US$18.70, respectively, the pre-tax IRR increases to about 47% and NPV at a 5% discount rate increases to US$248.6 million. Time to payback would decrease to about 1.7 years after the start of production.

Genco has invested heavily in La Guitarra field from 2005 through 2008, with the drilling and sampling of exposed vein structures in the Coloso/Nazareno area, under the basalt covering in San Rafael, and in the upper zones of Los Angeles, La Cruz, and Creston areas. The company has been rewarded with several significant discoveries in the field, including the definition of a 6.8 million tonne of ore Open Pit containing, at the 45 g/t cut-off, 26.9 silver equivalent ounces.

There is a considerable upside potential at all of the La Guitarra deposits with further exploration at depth. A good case in point is the discovery of the thick vein sets discovered between La Cruz and Los Angeles. Further exploration in this area could lead to an immediate increase in minable tonnage from this area. Also, there is very significant potential for upgrading much of the Underground 10 million tonnes Inferred Resources at 1.95 g/t Au and 305 g/t Ag to Measured and Indicated with a carefully controlled exploration program concurrent with production. Continuing with a selective exploration program and converting some of the estimated 133 million ounces of equivalent silver Inferred material with deeper drilling would most certainly enhance the profitability of La Guitarra. However, no allowance has been made for continued exploration in the Feasibility Study.

The capital costs in this study are based on using new equipment and some savings could be realized if good, used equipment can be sourced.

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The following actions are recommended:

1)	To improve project economics, the following options should be studied during basic engineering or future studies:

Replacing the three-stage crushing circuit with a primary crusher feeding a SAG mill/ball mill combination could potentially save US$2 million to US$4 million in capital costs and lower the operating costs. The selection of a three-stage crushing circuit was based on using a used primary ball mill purchased by Genco for use at La Guitarra early in the study. This ball mill was later sold to raise money.

If a three-stage crushing circuit to primary ball milling is the selected grinding circuit, then a single primary mill rather than two primary ball mills should be considered. There is a potential to save approximately US$2 million in capital cost.

Different tailings filters might be used. The filters in the study were based on recent KCA experience, however, there is a potential for a reduction in capital cost of approximately US$2 million to US$3 million if larger and newer, but currently unproven tailings filter system is selected (Larox/Hoersch). These untried filters have been recently installed at another new operation in Mexico, but have yet to be field-tested.

Early IVA recovery during the pre-production period should be pursued to reduce overall capital cost and enhance project economics.

2)

Seegmiller International suggests that the pit slope design parameter of 36 degrees in the upper zones may be too conservative and that 38 degrees may be utilized in the top 18 meters from surface. This could reduce the strip ratio estimates.

3)	Potential exists for Mina de Agua to be mined as an Open Pit and this should be further evaluated.

4)	Continued use of the existing flotation mill to produce gold/silver concentrate from lower grade pit and Underground development ores (that would otherwise be considered waste) should be evaluated.

5)	Evaluate the potential of reprocessing the flotation plant tailings material deposited in the existing tailing impoundment in the cyanidation circuit.

6)

Even though test results on individual samples indicate no changes in silver recovery with head grades, additional metallurgical testing should be conducted on composite samples at silver grades closer to those estimated in the mine production schedule (approximately 110 g/t Ag).

7)

Additional metallurgical testing at cyanide concentrations between 2 gpl and 5 gpl NaCN should be conducted to optimize cyanide requirements. The effects of air addition in leaching on silver recovery and cyanide consumption should also be investigated.

8)

Composite samples from each Underground and Open Pit target should be tested separately to determine if there is any variability in results between mine areas and to ensure that all areas are adequately tested.

9)	Hydrogen peroxide neutralization tests for cyanide destruction in clear solutions to less than 0.5 ppm should be conducted.

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10)	Testing to optimize mine water treatment reagent consumptions and final water quality should be conducted on water samples from all mining areas.

11)	Additional tailings samples should be sent to filter manufacturers to evaluate final filter sizing and selection.

23.0	References

There are a number of previous reports regarding the La Guitarra Mine. The information in these technical reports and the information supplied by La Guitarra staff, Genco, and KCA were relied upon for this review:

CIM (2005): CIM definition standards on Mineral Resources and Mineral Reserves, definitions and guidelines. Canadian Institute for Mining, Metallurgy and Petroleum, December 2005.

Clark, Glenn R. (2008): Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, June 25, 2008. A Glenn R. Clark & Associates Ltd. report prepared for Genco Resources Ltd.

Clark, Glenn R. (2007): Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, May 15, 2007. A Glenn R. Clark & Associates Ltd. report prepared for Genco Resources Ltd.

Clark, Glenn R. (2006): Review of Resources and Reserves, La Guitarra Mine, Temascaltepec, Mexico, September 22, 2006. A Glenn R. Clark & Associates Ltd. report prepared for Genco Resources Ltd.

Genco Resources Ltd. (2006): Press Releases, Annual Reports and copies of reviews of La Guitarra can be found on the Genco web page. (www.gencoResources.com)

Gordon, Allen S. (2003): Report of Site Visit to La Guitarra Mine, Temascaltepec, Mexico. An Evergreen Mineral Ventures Limited unpublished report prepared for Genco Resources Ltd., February 3, 2003.

Höy, Trygve (2004): Geology of Ag-Au veins in the Mina de Agua Area, Temascaltepec, Mexico (with references to La Guitarra Mine). Unpublished report prepared for Genco Resources Ltd., March 30, 2004.

Spring, Velasquez (2003): A Technical Review of the La Guitarra Mine, Mexico. A Watts, Griffis and McOuat Limited unpublished report prepared for Genco Resources Ltd., February 20, 2003.

Telluris Consulting Ltd. (2005): Structural and Remote Sensing Study of the La Guitarra Mine District, Mexico State, Mexico. An unpublished report prepared for Genco Resources Ltd., June 2005.

La Guitarra Feasibility Study (2009): 3,000 Tonne per Day Cyanidation Plant Temascaltepec, Mexico August 2009. Prepared by Kappes, Cassiday & Associates, Reno, Nevada. Published December 2009

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24.0	Date and Signature Page

The undersigned were involved with various aspects of data and information used in or were responsible for preparation of this NI 43-101 Compliant “La Guitarra Project Technical Report” in support of the public disclosure of Genco Resources Ltd., on December 16, 2009.

The information in this report is current as of January 28, 2009.

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25.0	Mining Operations

The La Guitarra mine plan will provide ore to a crushing plant at the rate of 1.05 million tonnes per year, or an average of 3,000 tonnes per day from both Underground and Open Pit sources. The ore will be crushed, ground and leached. Table 25.1 shows the mine production schedule with waste quantities by John Thornton.

The mine plan has approximately 9 years of commercial production after the pre-production period. The peak total material movement is 9.8 million tonnes per year or about 27,900 tpd (assuming 350 operating days per year). The average operating waste to ore ratio is 5.59 (combined Underground and Open Pit sources). The ore material will be processed by conventional crushing and grinding, followed by agitated leach and Merrill Crowe gold and silver recovery, followed by furnace melting to a Dore Bar for further smelting and refining.

Table 25.1: Mine Production Schedule (UG + OP)

	ORE							WASTE KT	TOTAL KT
Year	KT	Silver (g/t)	Gold (g/t	Recvd Ag (g/t)	Recvd Au (g/t)	Recoverable Ozs x 1000 (1)
						Gold	Silver
PP	83	156	1.26	144	1.1	--	--	777	860
1	947	156	1.26	144	1.1	4,764	37.7	6,396	7,343
2	1,051	143	0.90	131	0.8	4,431	27.5	7,279	8,330
3	1,051	122	1.09	112	1.0	3,786	33.2	8,705	9,756
4	1,050	105	0.94	97	0.8	3,257	28.5	7,494	8,544
5	1,051	111	0.98	102	0.9	3,457	29.8	5,428	6,478
6	1,050	114	1.04	105	0.9	3,557	31.6	5,992	7,042
7	1,049	103	0.89	95	0.8	3,195	27.0	1,648	2,697
8	1,050	61	0.61	56	0.5	1,907	18.5	3,712	4,762
9	627	76	0.40	70	0.4	1,408	7.3	2,904	3,531

Total	9,009	112	0.92	103	0.83	29,761	241.1	50,335	59,344

(1) The recoverable ounces of metal equal the ore tonnage x average recoverable grade.

25.1	Recoverability

Metallurgical testing of samples from the various ore bodies at the La Guitarra project started in June 2006 and continued through the middle of 2008. Samples from stoping operations, development headings, surface trenching and diamond drill holes were subjected to both scoping type column and bottle roll cyanide leach tests. The idea behind this approach was to treat higher-grade ores by milling and agitated leaching.

This concept of both a mill processing plant was initially worked out in an unpublished scoping level study in early 2007 by KCA.

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In March 2008, exploration and development had progressed sufficiently so that La Guitarra staff was able to select, collect and dispatch 25 individual samples that could be used to make a milling grade master composite. The milling composite was used to develop parameters needed for designing the milling and agitated cyanide leach plant. Tests on this milling composite that would represent the ore from the mine during the first six years of operation were conducted by KCA and Pocock Industrial Inc. to develop the required parameters. In addition to the above, approximately 110 samples of concentrate produced at the existing flotation mill and 19 flotation tailings samples were sent to KCA for cyanidation testing.

Detailed results for all the KCA and Pocock Industrial Inc are to be found in Chapter 6 of the KCA Feasibility Study published in December 2009, with process design parameters found in Chapter 4 of that document.

The process proposed by KCA is the Agitated Cyanide Leach, and the gold recovery by Merrill Crowe Zinc Precipitation. The process is designed for an average of 0.92 g/t Au and 112 g/t Ag. The process recoveries are set to 90% Au, and 92% Ag over the 9 year life of the mine.

25.2	Markets

Johnson-Matthey Inc of Salt Lake City, Utah, is interested in receiving the gold-silver doré bars from La Guitarra.

25.3	Contracts

We have no knowledge of any material contracts that would adversely affect the Project.

25.4	Environmental Considerations

Genco will reclaim the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. Mine waste dump reclamation costs are included in the mine operating costs. The dry stack tailings will be “armored” with 1.0 meters of run of mine waste. Re-vegetation of the waste dumps and dry stack tailings pad will be by applying seedbed preparation, seed, and fertilizer. Other provisions for closure include pit area fencing, building and foundation demolition and ongoing monitoring.

There will be mine water treatment plants at the portals of each Underground mine. The mine water will be treated using milk-of-lime (MOL) solution for pH adjustment and dissolved solids precipitation. After treatment, the mine water will be used in the process and/or discharged to existing drainage as is currently done at the existing operation.

A reclamation bond is currently not required for mining operations in Mexico. The Land Use Change Study permit application will address the remediation and reclamation parameters and will be part of the approved permit.

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25.5	Taxes

There are four taxes that apply to the project: corporate tax, value added tax, diesel fuel tax, and import duties. There is also a minimum net assets tax, which should not be applicable to the La Guitarra project since the tax is generally levied against companies who pay no corporate taxes and who have revenues greater than 14.5 million pesos. This minimum tax would be applied at 1.8% of the depreciated value of the project’s assets.

1) Corporate Tax

Corporate taxes were not included in the cost analyses since the project was evaluated on a pre-tax basis. Corporate taxes are levied against corporate profits. This tax has been declining from 35% in 2002 down to 28% in 2009.

2) Value Added Taxes (IVA)

The value added tax rate (IVA) is 15% on all goods and services purchases for domestic and imported items. IVA is not applicable to the wages, salaries and benefits of employees. The IVA collected is placed in a tax credit account and is periodically reimbursed to the company against their Federal income tax liability. IVA was not applied to the costs presented in the Feasibility Study.

3) Diesel Fuel Tax (IEPS)

Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. If the fuel is used off-road and in a qualifying project, the tax is refundable as a credit against corporate income taxes. Qualifying projects include those related to mining, fishing, and agriculture. The tax refund rate for the mining industry has traditionally been 35%; however, the refund can vary and has been as low as 0% recently. The IEPS credit was not used in the cost analyses.

4) Import Duty

The PITEX program allows projects such as La Guitarra to import services, materials and supplies duty free and without incurring IVA charges provided that materials and equipment are imported on a temporary basis and then exported at the end of the project; otherwise the duties will have to be paid. Consumables also qualify for the program if the final product is manufactured for export. If equipment is imported under the PITEX program, it will probably not qualify for immediate depreciation.

There is a cost associated with administering the PITEX program that can range from 2% to 3% of the equipment cost. The PITEX was not used in the cost analyses for the La Guitarra project.

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25.6	Capital and Operating Cost Estimates

It is necessary to fund operating expenditures to cover the commissioning time period until the project is generating a positive cash flow. The costs are considered to have an accuracy of +/- 15%. Capital cost estimates are based on the purchase of new equipment and supported by recent budget quotes, bids and cost estimates scaled from similar recent projects.

The capital expenditures required for the project are summarized in Table 25.2:

Table 25.2: Capital Costs Summary

Facility Description	Pre-Production Capital Cost $US
DIRECT FIELD COSTS
Process Plant & Infrastructure	$79,625,000
Mine & Infrastructure	$9,226,000
TOTAL DIRECT FIELD COSTS	$88,851,000
Indirect Field Costs (Process + Mine)	$3,149,000
Owners Cost (Genco)	$3,930,000
EPCM (Process + Mine)	$10,423,000
Initial Fills (Process + Mine)	$1,093,000
Working Capital (45 days) (Process + Mine)	$5,350,000
Import Fees (Process + Mine)	$875,000
IVA (Process + Mine + Owner's Cost)	$16,838,000
TOTAL CAPITAL COSTS $US	$130,509,000
Contingency (Process + Mine)	$18,215,000
Inflation Factor (0%)	$0
GRAND TOTAL CAPITAL COSTS $US	$148,724,000

FUTURE CAPITAL COSTS $US	$8,617,000

LIFE OF PROJECT CAPITAL COSTS $US	$157,341,000

Table values have been rounded to nearest US$1,000.
Totals may not sum due to rounding.

Operating costs for the project have been estimated using, where possible: project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

Mining costs were based on Genco’s existing mine operation at La Guitarra for Underground mining and mining contractor quotes for Open Pit operations.

The operating costs have been estimated and presented without added contingency allowances. The operating costs are updated with the latest available information as of Q3 2009. The mining, processing, general and administrative operating costs are considered to have an accuracy range of +/- 15%.

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Unit operating costs are summarized in Tables 25.3 and 25.4:

Table 25.3: Operating Cost Summary by Section, Life-of-mine Average

Cost per tonne
Labor (Process, Lab, G&A)	$2.12
Mining	$18.36
Crushing	$0.86
Grinding & Thickening	$3.82
Leaching	$0.69
CCD	$0.39
Filter & Wash	$1.12
Metal Recovery	$1.20
Smelting	$0.34
Dry Stack Tails Disposal	$0.51
Reagents	$7.10
Water	$0.23
Laboratory	$0.21
Service & Support	$0.12
G&A (excluding labor)	$1.33
TOTAL US$/tonne	$38.40

Table 25.4: Operating Cost Summary by Area, Life-of-mine Average

Cost per tonne
All Labor (excluding mine)	$2.12
Mining (includes labor)	$18.36
Process	$16.27
Support	$0.32
G&A	$1.33
TOTAL US$/tonne	$38.40

Total reclamation and closure costs are approximately US$5.7 million or about US$0.63 per tonne crushed. This is not included in the operating cost estimation, but is included in the cash flow calculation. Doré shipping and refining costs are not included in the above operating costs, but are also included in the cash flow model.

The project is expected to directly employ a total of approximately 566 people at the height of project operations, of which approximately 88% will be hourly and 12% will be salary. The salaried and hourly workforce will be recruited locally. Areas where particular expertise and experience are required will be recruited nationally. Most of the workforce is expected to originate in the local regions.

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25.7	Economic Analyses

Capital cost for the project is estimated at US$148.7 million initially, with US$8.6 million in sustaining capital required over the life of the mine. Assuming a base case gold and silver price of US$800 and US$ 14 per ounce, respectively, the project has a pre-tax NPV of US$74.8 million at a 5% discount rate and an IRR of about 20%. Operating costs, including mining, process, and support are estimated to be US$38.40 per tonne of ore. Doré shipping, insurance, and refining costs vary, but average about US$0.17 per equivalent ounce silver (or US$9.91 per equivalent ounce gold). Reclamation and closure and equipment salvage values are included in the cash flow estimates. Royalty payments and fees are also included in the cash flow. KCA has included an estimated end-of-project salvage value based on 15% of equipment/vendor package supply costs. The annual pre-tax cash flow based on the economic model is presented in Table 25.5.

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Table 25.5: Operating Cost Summary by Area, Life-of-mine Average

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
MINE PRODUCTION
OPEN PIT ORE
Ore Mined, tonnes	6,823,000	23,000	726,000	753,000	734,000	712,000	718,000	735,000	745,000	1,050,000	627,000
Cumulative Ore Mined, tonnes	6,823,000	23,000	749,000	1,502,000	2,236,000	2,948,000	3,666,000	4,401,000	5,146,000	6,196,000	6,823,000
Waste Mined, tonnes	49,922,000	559,000	6,348,000	7,248,000	8,655,000	7,461,000	5,395,000	5,992,000	1,648,000	3,712,000	2,904,000
Cumulative Waste Mined, tonnes	49,922,000	559,000	6,907,000	14,155,000	22,810,000	30,271,000	35,666,000	41,658,000	43,306,000	47,018,000	49,922,000
UNDERGROUND ORE
Stope Ore Mined, tonnes	1,971,569	0	179,875	262,937	317,392	295,876	303,134	308,841	303,515
Development Ore Mined, tonnes	214,155	60,115	41,108	35,044	0	41,834	29,529	6,525
Cumulative Ore Mined, tonnes	2,185,724	60,115	281,098	579,079	896,470	1,234,180	1,566,843	1,882,209	2,185,724	2,185,724	2,185,724
Waste Mined, tonnes	412,920	217,827	47,711	31,205	50,078	33,414	32,685	0	0	0	0
Waste Mined, meters	24,422	6,160	4,322	2,990	2,722	3,616	3,982	630	0	0	0

TOTAL ORE
Ore Mined, tonnes	9,008,724	83,115	946,983	1,050,980	1,051,392	1,049,710	1,050,663	1,050,366	1,048,515	1,050,000	627,000
Cumulative Ore Mined, tonnes	9,008,724	83,115	1,030,098	2,081,079	3,132,470	4,182,180	5,232,843	6,283,209	7,331,724	8,381,724	9,008,724
Waste Mined, tonnes	50,334,920	776,827	6,395,711	7,279,205	8,705,078	7,494,414	5,427,685	5,992,000	1,648,000	3,712,000	2,904,000
Cumulative Waste Mined, tonnes	50,334,920	776,827	7,172,538	14,451,743	23,156,821	30,651,235	36,078,920	42,070,920	43,718,920	47,430,920	50,334,920
MILL PRODUCTION
OPEN PIT + UNDERGROUND ORE
Ore Milled, tonnes	9,008,724		1,030,098	1,050,980	1,051,392	1,049,710	1,050,663	1,050,366	1,048,515	1,050,000	627,000
Cumulative Ore Milled, tonnes	9,008,724		1,030,098	2,081,079	3,132,470	4,182,180	5,232,843	6,283,209	7,331,724	8,381,724	9,008,724
METAL PRODUCTION
GOLD - Open Pit Ore
Grade, g/tonne	0.75		1.17	0.72	0.64	0.68	0.71	1.09	0.75	0.61	0.40
Contained Metal, kg	5,133		876	542	470	484	510	801	559	641	251
Cumulative Contained Metal, kg	5,133		876	1,418	1,888	2,372	2,882	3,683	4,242	4,883	5,133
Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Cumulative Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Metal Produced, kg	4,620		789	488	423	436	459	721	503	576	226
Cumulative Metal Produced, kg	4,620		789	1,277	1,699	2,135	2,594	3,315	3,818	4,394	4,620
Metal Sold, Troy Oz	148,540		25,358	15,688	13,593	14,010	14,751	23,182	16,168	18,534	7,257	0
GOLD - Underground Ore
Grade, g/tonne	1.46		1.52	1.37	2.14	1.48	1.57	0.92	1.24
Contained Metal, kg	3,199		426	407	679	501	521	289	375	0	0
Cumulative Contained Metal, kg	3,199		426	833	1,513	2,013	2,534	2,824	3,199	3,199	3,199
Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Cumulative Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Metal Produced, kg	2,879		383	367	611	451	469	260	338	0	0
Cumulative Metal Produced, kg	2,879		383	750	1,361	1,812	2,281	2,542	2,879	2,879	2,879
Metal Sold, Troy Oz	92,568		12,327	11,787	19,652	14,489	15,083	8,375	10,855	0	0
GOLD – Total
Grade, g/tonne	0.92		1.26	0.90	1.09	0.94	0.98	1.04	0.89	0.61	0.40
Contained Metal, kg	8,332		1,302	950	1,149	985	1,031	1,091	934	641	251
Cumulative Contained Metal, kg	8,332		1,302	2,252	3,401	4,386	5,417	6,507	7,441	8,082	8,332
Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Cumulative Recovery, %	90.0%		90%	90%	90%	90%	90%	90%	90%	90%	90%
Metal Produced, kg	7,499		1,172	855	1,034	886	928	982	840	576	226
Cumulative Metal Produced, kg	7,499		1,172	2,027	3,061	3,947	4,875	5,857	6,697	7,273	7,499
Metal Sold, Troy Oz	241,108		37,684	27,475	33,245	28,499	29,834	31,557	27,023	18,534	7,257

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Table 25.5 (Cont’d): Operating Cost Summary by Area, Life-of-mine Average

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
SILVER - Open Pit Ore
Grade, g/tonne	80.41		123.60	105.00	83.00	69.30	69.10	82.80	59.30	61.40	75.90
Contained Metal, kg	548,615		92,576	79,065	60,922	49,342	49,614	60,858	44,179	64,470	47,589
Cumulative Contained Metal, kg	548,615		92,576	171,641	232,563	281,905	331,519	392,377	436,555	501,025	548,615
Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Cumulative Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Metal Produced, kg	504,725		85,170	72,740	56,048	45,394	45,645	55,989	40,644	59,312	43,782
Cumulative Metal Produced, kg	504,725		85,170	157,910	213,958	259,353	304,997	360,987	401,631	460,943	504,725
Metal Sold, Troy Oz	16,227,548		2,738,330	2,338,675	1,802,020	1,459,482	1,467,534	1,800,127	1,306,762	1,906,967	1,407,651
SILVER - Underground Ore
Grade, g/tonne	209.33		243.58	237.43	211.34	179.95	202.15	188.31	210.29
Contained Metal, kg	457,529		68,471	70,749	67,078	60,772	67,247	59,387	63,825	0	0
Cumulative Contained Metal, kg	457,529		68,471	139,220	206,298	267,069	334,316	393,703	457,529	457,529	457,529
Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Cumulative Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Metal Produced, kg	420,926		62,993	65,089	61,711	55,910	61,867	54,636	58,719	0	0
Cumulative Metal Produced, kg	420,926		62,993	128,083	189,794	245,704	307,571	362,207	420,926	420,926	420,926
Metal Sold, Troy Oz	13,533,307		2,025,315	2,092,699	1,984,099	1,797,572	1,989,098	1,756,622	1,887,902	0	0
SILVER - Total
Grade, g/tonne	111.69		156.34	142.55	121.74	104.90	111.23	114.48	103.01	61.40	75.90
Contained Metal, kg	1,006,143		161,047	149,814	128,000	110,113	116,860	120,245	108,004	64,470	47,589
Cumulative Contained Metal, kg	1,006,143		161,047	310,862	438,861	548,974	665,835	786,080	894,084	958,554	1,006,143
Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Cumulative Recovery, %	92.0%		92%	92%	92%	92%	92%	92%	92%	92%	92%
Metal Produced, kg	925,652		148,164	137,829	117,760	101,304	107,512	110,626	99,364	59,312	43,782
Cumulative Metal Produced, kg	925,652		148,164	285,993	403,752	505,057	612,568	723,194	822,557	881,870	925,652
Metal Sold, Troy Oz	29,760,855		4,763,646	4,431,374	3,786,119	3,257,054	3,456,632	3,556,749	3,194,665	1,906,967	1,407,651
REVENUE
Gold Price, US$/Troy Oz	$800.00		$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00	$800.00
Gold Revenue, US$	$192,886,543		$30,147,416	$21,980,036	$26,596,195	$22,799,247	$23,867,089	$25,245,697	$21,618,254	$14,826,866	$5,805,742
Silver Price, US$/Oz	$14.00		$14.00	$14.00	$14.00	$14.00	$14.00	$14.00	$14.00	$14.00	$14.00
Silver Revenue, $	$416,651,976		$66,691,037	$62,039,236	$53,005,671	$45,598,752	$48,392,841	$49,794,488	$44,725,303	$26,697,540	$19,707,108
Total Annual Revenue, US$	$609,538,519		$96,838,453	$84,019,271	$79,601,867	$68,397,999	$72,259,930	$75,040,185	$66,343,557	$41,524,406	$25,512,850

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Table 25.5 (Cont’d): Operating Cost Summary by Area, Life-of-mine Average

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
DIRECT OPERATING COSTS
MINING - Open Pit
Mined Ore, US$/tonne	$1.88		$1.90	$1.90	$1.90	$1.90	$1.90	$1.90	$1.90	$1.90	$1.90
Waste, US$/tonne	$1.32		$1.32	$1.32	$1.32	$1.32	$1.32	$1.32	$1.32	$1.32	$1.32
Additional Handling/Haulage
- Open Pit Ore Tonnes		23,000	23,000						278,000	223,000
- Open Pit Ore Haulage, US$/t		$1.00	$1.00						$1.58	$1.58
Total Cost, US$/tonne ore	$11.54		$13.47	$14.61	$17.46	$15.73	$11.82	$12.66	$4.70	$6.50	$8.01
Waste, US$	$65,897,040	$737,880	$8,379,360	$9,567,360	$11,424,600	$9,848,520	$7,121,400	$7,909,440	$2,175,360	$4,899,840	$3,833,280
Ore, US$	$12,849,380	$66,700	$1,402,400	$1,430,700	$1,394,600	$1,352,800	$1,364,200	$1,396,500	$1,326,540	$1,923,640	$1,191,300
Mining (Waste + Ore), US$	$78,746,420	$804,580	$9,781,760	$10,998,060	$12,819,200	$11,201,320	$8,485,600	$9,305,940	$3,501,900	$6,823,480	$5,024,580
MINING – Underground
Stope Mined Ore, US$/tonne	$30.00		$30.00	$30.00	$30.00	$30.00	$30.00	$30.00	$30.00
Development Mined Ore, US$/tonne	$34.36	$28.56	$34.36	$31.37	$0.00	$31.47	$31.93	$35.85
Additional Handling/Haulage
- La Guitarra Ore Tonnes		37,185	37,185
- Nazareno Ore Tonnes			40,486	38,427	31,986	37,800	27,257	30,425	33,352
- Coloso Ore Tonnes			28,352	48,196	53,894	71,739	60,208	54,389	56,480
- Mina de Agua Ore Tonnes			57,139	87,938	71,472	69,681	82,774	74,049	66,225
- La Guitarra Ore Haulage, US$/t		$1.00	$1.00
- Nazareno Ore Haulage, US$/t			$1.55	$1.55	$1.55	$1.55	$1.55	$1.55	$1.55
- Coloso Ore Haulage, US$/t			$1.55	$1.55	$1.55	$1.55	$1.55	$1.55	$1.55
- Mina de Agua Ore Haulage, US$/t			$1.29	$1.29	$1.29	$1.29	$1.29	$1.29	$1.29
Waste, US$/m	$782.43	$791.16	$781.26	$758.32	$851.75	$809.88	$743.16	$610.66
Total Cost, US$/tonne waste	$46.28	$22.37	$70.77	$72.66	$46.30	$87.64	$90.54
Total Cost, US$/tonne ore	$39.65	$110.25	$47.08	$38.60	$38.01	$39.62	$39.80	$32.06	$30.74
Waste, US$	$19,108,517	$4,873,562	$3,376,608	$2,267,366	$2,318,463	$2,928,523	$2,959,276	$384,718	$0
Ore, US$	$67,550,715	$1,754,123	$7,026,288	$9,235,064	$9,747,060	$10,452,603	$10,279,302	$9,726,160	$9,330,116
Mining (Waste + Ore), US$	$86,659,232	$6,627,684	$10,402,896	$11,502,431	$12,065,523	$13,381,126	$13,238,578	$10,110,878	$9,330,116
MINING - Total (UG+OP)
Mined Ore, US$/tonne	$8.92		$8.18	$10.15	$10.60	$11.25	$11.08	$10.59	$10.16	$1.83	$1.90
Waste, US$/tonne	$1.69		$1.84	$1.63	$1.58	$1.70	$1.86	$1.38	$1.32	$1.32	$1.32
Total Cost, US$/tonne ore	$18.36		$19.59	$21.41	$23.67	$23.42	$20.68	$18.49	$12.24	$6.50	$8.01
Waste, US$	$85,005,557	$5,611,442	$11,755,968	$11,834,726	$13,743,063	$12,777,043	$10,080,676	$8,294,158	$2,175,360	$4,899,840	$3,833,280
Ore, US$	$80,400,095	$1,820,823	$8,428,688	$10,665,764	$11,141,660	$11,805,403	$11,643,502	$11,122,660	$10,656,656	$1,923,640	$1,191,300
Mining (Waste + Ore), US$	$165,405,652	$7,432,264	$20,184,656	$22,500,491	$24,884,723	$24,582,446	$21,724,178	$19,416,818	$12,832,016	$6,823,480	$5,024,580
PROCESSING
Labor, US$	$11,096,315		$1,268,803	$1,294,524	$1,295,031	$1,292,959	$1,294,133	$1,293,767	$1,291,487	$1,293,317	$772,295
Labor, US$/tonne	$1.23		$1.23	$1.23	$1.23	$1.23	$1.23	$1.23	$1.23	$1.23	$1.23
Mill, US$/tonne	$16.27		$16.27	$16.27	$16.27	$16.27	$16.27	$16.27	$16.27	$16.27	$16.27
Mill, US$	$146,531,910		$16,755,118	$17,094,783	$17,101,469	$17,074,116	$17,089,619	$17,084,787	$17,054,679	$17,078,835	$10,198,504

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Table 25.5 (Cont’d): Operating Cost Summary by Area, Life-of-mine Average

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
LABORATORY & SUPPORT SERVICES
Laboratory, US$	$1,877,612		$214,695	$219,047	$219,133	$218,783	$218,981	$218,919	$218,534	$218,843	$130,676
Support Services, US$	$1,039,554		$118,867	$121,277	$121,324	$121,130	$121,240	$121,206	$120,992	$121,164	$72,352
Laboratory, US$/tonne	$0.21		$0.21	$0.21	$0.21	$0.21	$0.21	$0.21	$0.21	$0.21	$0.21
Support Services, US$/tonne	$0.12		$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12
GENERAL & ADMINISTRATIVE
G&A, US$	$19,994,147		$2,286,221	$2,332,568	$2,333,480	$2,329,748	$2,331,863	$2,331,204	$2,327,096	$2,330,392	$1,391,577
G&A, US$/tonne	$2.22		$2.22	$2.22	$2.22	$2.22	$2.22	$2.22	$2.22	$2.22	$2.22
MINING, PROCESS, LAB, SERVICES, G&A
Total Direct Operating Cost, US$	$345,945,189	$7,432,264	$40,828,360	$43,562,690	$45,955,160	$45,619,182	$42,780,015	$40,466,701	$33,844,804	$27,866,030	$17,589,983
Total Direct Operating Cost, US$/tonne	$38.40		$39.64	$41.45	$43.71	$43.46	$40.72	$38.53	$32.28	$26.54	$28.05

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
OTHER CASH COSTS
Reclamation, US$	$5,661,801		$149,200	$239,475	$239,475	$239,475	$239,475	$239,475	$239,475	$236,132	$2,037,877	$1,801,745
Social Responsibilities	$900,872		$103,010	$105,098	$105,139	$104,971	$105,066	$105,037	$104,851	$105,000	$62,700
Total Royalties, US$	$2,326,567		$335,457	$334,465	$305,061	$368,936	$344,457	$196,639	$441,552	$0	$0
Royalties (All Metals), %	0.38%		0.35%	0.40%	0.38%	0.54%	0.48%	0.26%	0.67%	0.00%	0.00%
Luismin Royalties, %	0.14%		0.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Luismin Royalties, US$	$826,131		$0	$122,408	$101,325	$164,069	$141,385	$57,083	$239,861	$0	$0
Joy Royalties, % of total revenue	0.25%		0.35%	0.25%	0.26%	0.30%	0.28%	0.19%	0.30%	0.00%	0.00%
Joy Royalties, US$	$1,500,436		$335,457	$212,057	$203,736	$204,867	$203,072	$139,556	$201,691	$0	$0
Shipping & Insurance - Au & Ag Dore	$4,500,295		$720,199	$668,827	$572,905	$492,833	$522,970	$538,246	$483,253	$288,825	$212,236
Treat & Refining Charges-Au/Ag Dore	$3,047,693		$484,192	$420,096	$398,009	$341,990	$361,300	$375,201	$331,718	$207,622	$127,564
Total Other Cash Operating Costs, US$	$16,437,228		$1,792,059	$1,767,961	$1,620,589	$1,548,204	$1,573,267	$1,454,597	$1,600,849	$837,579	$2,440,377	$1,801,745

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Table 25.5 (Cont’d): Operating Cost Summary by Area, Life-of-mine Average

	Totals	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
CAPITAL EXPENDITURES
Mining - OP & UG Development	$7,432,000	$7,432,000
Mine Equipment/Services/Indirects	$4,115,000	$2,028,000	$1,805,000	$43,000		$43,000	$110,000		$43,000	$43,000
Mining Working Capital	$2,645,000	$2,645,000
Mining IVA	$1,816,000	$1,816,000
Mining Contingency	$1,392,000	$1,392,000
Owner's Costs	$3,930,000	$3,930,000
Owner's IVA	$508,000	$508,000
Process Facilities	$59,658,000	$59,658,000
Tailings	$14,026,000	$7,685,000	$1,892,000		$1,792,000				$2,657,000
Lab, Infrastructure & Mobile Equipment	$9,486,000	$9,296,000				$190,000
Shipping	$2,987,000	$2,987,000
Indirects	$2,986,000	$2,986,000
EPCM	$10,351,000	$10,351,000
Import Fees	$875,000	$875,000
Working Capital, Initial Inventory	$3,798,000	$3,798,000
Process + Infrastructure IVA	$14,514,000	$14,514,000
Contingency	$16,823,000	$16,823,000
	$157,342,00
Total Capital	0	$148,724,000	$3,697,000	$43,000	$1,792,000	$233,000	$110,000	$0	$2,700,000	$43,000	$0	$0
Salvage Value	($6,796,000)										($3,398,000)	($3,398,000)
Working Capital, Initial Inventory Credit	($4,295,000)										($4,295,000)
IVA Tax Refund	($16,838,000)		($16,838,000)

Pre Tax Cash Flow, US$	$125,175,366	($148,724,000)	$67,359,034	$38,645,620	$30,234,118	$20,997,612	$27,796,648	$33,118,887	$28,197,904	$12,777,797	$13,175,490	$1,596,255
Cumulative Pre-Tax Cash Flow, US$	$125,175,366	($148,724,000)	($81,364,966)	($42,719,346)	($12,485,228)	$8,512,385	$36,309,033	$69,427,920	$97,625,824	$110,403,621	$123,579,111	$125,175,366

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To estimate the relative strength of the project, base case sensitivity analyses (at US$800 per troy ounce gold and US$14 per troy ounce silver) were completed analyzing the effect on project economic indicators of variations in revenue generated by the project (changes in gold and silver price, gold and silver recovery, and/or ore grade), the capital cost of the project, and operating costs. With regard to revenue sensitivity, increases in grade or recovery will result in more gold/silver produced. This would cause a small increase in the Cash Operating Costs (total dollar amount) due to added operating expense to recover/produce the additional ounces. This is not taken into account in the sensitivity analysis for revenue, but is a minor effect.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (IRR) and NPV at 5% discount rate. The results of the sensitivity analyses indicate the project is most sensitive to revenue, that being gold and silver price, ore grade, and/or recoveries. Figures 25.1 and 25.2 show the sensitivity graphs for IRR and NPV at a 5% discount rate.

Figure 25.1: IRR Sensitivity, Pre-Tax

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Figure 25.2: NPV @ 5% Sensitivity, Pre-Tax

A review of the sensitivities is discussed as follows:

  Revenue – the revenue is the flattest curve and, therefore, the most sensitive curve. Since all of the other sensitivities have more vertical curves, the IRR’s (NPV at 5%) will fall within the 5.9% (US$4.1 million) to 31.4% (US$145.6 million) range for a ±15% variation in the base case gold and silver price.

  Operating/Capital Costs - A review of changes in operating and capital cost over a ±15% range also show similar sensitivities. A 15% drop in operating cost improves the IRR (NPV at 5%) to approximately 26% (US$114 million). Conversely, a 15% increase in operating costs lowers the IRR (NPV at 5%) to approximately 12% (US$35.8 million). Changes in capital cost show similar results.

A review of the sensitivities shows a sustainable project at either end of the ±15% variance range on a before-tax and NPV basis. The project is not negatively impacted to the point to threaten sustainability within these sensitivity ranges. A review of the Ag equivalents, IRR, and NPV indicates a project that is highly leveraged to silver price fluctuations

25.8	Payback

Estimated time to payback at US$800/oz Au and US$14 Ag is about 3.6 years at no imputed interest.

25.9	Mine Life

Mining will occur over a period of approximately 9 years after the pre-production period based on the current Reserves and processing rate.

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26.0	Illustrations

The illustrations in this final section are examples of the annual open pits and the long sections extracted to show the expansion’s large tonnage low-cost development for the three open pits, and six separate long sections of the four underground centers to be mined in the LOM plan.

There are four example end-of-year pits: Year 1, Year 3, Year 6, and Year 9 -- the latter is shown as all three pits mined out.

The long sections are shown for the following views:

  Coloso: Jessica Hanging Wall
  Coloso: Jessica Footwall
  Nazareno
  Santa Ana: Footwall
  San Rafael, Zone A (W)
  San Rafael, Zone B (E)

The mining blocks are color-coded by the ore years that they will be mined during exploitation.

La Cruz Pit – End of Year 1

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Los Angeles Pit, La Cruz Pit Mined Out - End of Year 3

Los Angeles Pit, La Cruz Pit Mined Out - End of Year 6

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All Pits Mined Out – End of Year 9

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The following long sections show the planned production from the underground. There are a total of 17 sections; however, only six are shown here:

Coloso, Jessica FW

NW
SE
M.A.S.L.
M.A.S.L.
LA GUITARRA DISTRICT
2,500m.
2,450m.
2,400m.
2,350m.
2,300m.
2,250m.
2,200m.
Volcanics Rocks
Volcanics Rocks
Level 2430
Level 2370
Level 2310
GDH-198
GDH-203
0.46/57/2.30m
GDH-200
Color Code for Development & Ore Production
Pillars
Year 8
Year 7
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
0
50
100
150
LEGEND
Ore production by year
Drift in resources block
Drift outside of resources block
Raises in resources block
Raises outside of resources block
Pillars
Hole number
Hole location
Au g/t / Ag g/t / Vein width
LA GUITARRA CIMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD
Coloso Long Section
Production Jessica FW
Check by:
Date:

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Coloso, Jessica HW

NW
SE
M.A.S.L.
M.A.S.L.
LA GUITARRA DISTRICT
2,500m
2,450m
2,400m
2,350m
2,300m
2,250m
2,200m
CO-02
1.80/452/1.80m
CO-36
1.75/257/0.06m
GDH-20E
CO-18
CO-39
Volcanics Rocks
Volcanics Rocks
Color Code for
Development & Ore Production
Pillars
Year 1
Year 2
Year 3
Year 4
Year 7
0
50
100
150
LEGEND
Ore production by year
Hole number
Au g/t / Ag g/t / Hor width
Drift in resources block
Drift outside of resources block
Raise in resources block
Raise outside of resources block
Pillars
LA GUITARRA COMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD
Coloso Long Section
Production Jessica HW
Check by:
Draw:
POS
Date:
August 08

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Nazareno

NW
SE
M.A.S.L.
2,000m
1,950m
1,900m
1,850m
1,800m
1,750m
1,700m
LA GUTARRA DISTRICT
Level 1888
GDH-92
GDH-84
GDH-71
0.13/233/2.30m
SA-4
SA-5
GDH-81
0.14/1350.93m
Color Code for Development & Ore Production
Pillars
Year 0
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
LEGEND
Ore production by year
Hole number
Hole location
Au g/t / Ag g/t / Hor width
Drift in resources block
Drift outside of resources block
Raise in resources block
Raise outside of resources block
Pillars
LA GUITARRA COMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD
Santa Ana Long Section
Section View 45° NE
Production Santa Ana FW
Check by:
GRC
Draw
PCG
Date
August 08

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Santa Ana FW

NW
SE
M.A.S.L.
2,000m
1,950m
1,900m
1,850m
1,800m
1,750m
1,700m
LA GUITARRA DISTRICT
GDH-82
GDH-84
GDH-33
GDH-38
GDH-91
GDH-81
SA-8
SA-3
Level 2001
Level 1946
Level 1888
0.14/1350.93m
Development & Ore Production
Pillars
Year 0
Year 1
Year 2
Year 3
Year 4
Year 7
LEGEND
Ore production by year
Hole number
Hole location
Au g/t / Ag g/t / Hor width
Drift in resources block
Drift outside of resources block
Raise in resources block
Raise outside of resources block
Pillars
0
50
100
150
LA GUITARRA COMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD.
Santa Ana Long Section
Section View 45° NE
Production Santa Ana FW
Check by
By
Draw
Date
August 09

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San Rafael, Zone A (W)

NW
SE
SAN RAFAEL AREA
ZONE "A"
M.A.S.L.
LA GUITARRA DISTRICT
CURRENT RILL
Tailings
TAILINGS DAM
GRANITE
BASALT
2,100m
2,050m
2,000m
1,950m
1,900m
1,850m
1,800m
GDH-121A
GDH-144A
GDH-120A
GDH-144A
GDH-12A
GDH-6A
GDH-38A
GDH-14A
GDH-5A
GDH-162A
Color Code for Development & Ore Production
Pillars
LEGEND
Ore production by year
Hole number
Hole location
Drift in resources block
Drift outside of resources block
Raise in resources block
Raise outside of resources block
Pillars
0
50
100
150
m e t e r s
LA GUITARRA COMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD
La Guitarra Long Section
Section View 30° NE
Production San Rafael Zone A(W)
Check by:
By:
Draw:
Date:
August 08

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San Rafael, Zone B (E)

NW
SE
M.A.S.L.
TAILINGS DAM
SAN RAFAEL AREA
ZONE "B"
LA GUITARRA DISTRICT
BASALT
GRANITE
GRANITE
GRANITE
2,050m
2,000m
1,950m
1,900m
1,850m
1,800m
1,750m
1,700m
GDH-10 B
1.2/80/0.8m
GDH-3 B
LG
GDH-8 B
LG
GDH-1 B
LG
GDH-16 B
LG
GDH-20
LG
GDH-6I
0.70/64/1.0m
GDH-11B
GDH-14B
GDH-4 B
1.10/219/0.87m
GDH-15B
GDH-17B
Color Code for
Development & Ore Production
LEGEND
Ore production by year
Hole number
Hole location
Raise in resources block
Raise outside of resources block
Pillars
LA GUITARRA COMPAÑIA MINERA S.A. de C.V.
GENCO RESOURCES LTD
La Guitarra Long Section
Section View 30° NE
Production San Rafael Zone B(E)

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	135 of 142

Mining Cost Estimating Procedure

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	136 of 142

Procedure for Mining Cost Estimate
Per tonne of Ore and Waste at La Guitarra
June 2009

Part 1

In August 2008, a formal quote for Mine Contracting Services was made to Ing. Hector Saenz, former Mine manager of La Guitarra, by CIMSA – Construcciones E Ingenieria De Minas S.A. de C.V. of Colima, Mexico. This quote is based on charging for a cost per tonne based on the average haulage based on distance traveled from any pit to any designated waste dump for waste, or the average distance from any pit to the proposed 3,000 tpd Milling Complex.

The two separate quote tables are based on:

  Drilling, Blasting, Loading, Haulage, and Maintenance (not including explosives); and
  Loading, Haulage and Maintenance and not including Drilling and Blasting or explosives.

The tables are based on a starting basis of a travel distance of 0.60 km costing a base of US$0.917 and an increase or decrease of US$0.0244 per 0.05 km traveled. CIMSA would also be responsible for the road system and maintenance of the waste dumps during production operations. If Drilling and Blasting is included, the base cost increases by 0.321 per tonne without explosive cost. The explosive cost is estimated at an annual cost of US$ 875,000 or US$ 0.25 per tonne for a combined cost of US$0.571 per tonne.

La Guitarra decided for the estimating purposes that it performs its own Drilling and Blasting for a net cost of US$0.339 per tonne including personnel, explosives and maintenance. Roberts and Associates determined the Budget break down for drilling and blasting a tonne of ore or a tonne of waste for planning purposes separately.

The mining cost has been derived as if Guitarra operated with its own complete mining fleet.

To establish what the cost for ore and waste would be for planning purposes, a previous suite of pit and waste dump designs for the Guitarra Open Pits (shown below in the figure provided) were prepared in plan and verified by Mintec Design engineering staff, and measurements were taken along the haulage profiles to each dump, and the mill location.

The waste and ore movement from each pit has been extracted from the designs and associated with the distance measurements, and the costs extracted from the CIMSA table for strictly loading and haulage. The rest of the budget is added to the weighted average.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	137 of 142

Since there are different ore and waste tonnages for each of the La Cruz, Los Angeles and Creston pits, the total production for each ore and waste are factored to give 100 percent to derive CIMSA average cost over the life of the open pits.

Pit	RT to Mill	ORE Cost CIMSA	Pit % of Total	RT to Dump	WASTE Cost CIMSA	Pit % of Total
La Cruz	3.2 km	2.00	26	0.60 km	0.917	25
Los Angeles	4.2 km	2.49	42	0.50 km	0.856	35
Creston	2.4 km	1.61	32	0.50 km	0.856	40

TOTAL	3.4 km	2.08	100	0.53 km	0.870	100

The average profile from all the pits is 3.4 km return to the mill, and 0.53 km return from any pit to the closest waste dump. Measurement is taken from the middle of the pit to the middle of the waste dump, or the crusher portal at the mill site.

The main dumps for Los Angeles and Creston are basically flush with the pit limits, while the distance from the La Cruz pit lip is but a short distance. In the sequence, the La Cruz has the best grade, and is started first. The Road in Red is shown going through the Creston area for all the time both La Cruz and Los Angeles are in production. When Creston starts up, the road to the Mill will for a short time be available across the upper benches. Full reclamation and shut down of the La Cruz and Los Angeles pits are expected during the first year of mining Creston, closest to the mill. The scale in the map is 500 meters in the horizontal direction, and 250 meters in the vertical direction.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	138 of 142

Operating Cost per Tonne Build Up

Following this discussion is a supporting budget list that contains the number of pit staff that would be required to operate the Open Pits both operations, maintenance, and management for the La Guitarra Open Pit Operations.

Budget items include the following major headings with staff in parenthesis:

  Drilling (6)
  Blasting (5)
  Loading (4)
  Haulage (29)
  Roads and Dumps (6)
  Sampling (4)
  General (2)
  Mine Administration (5)

The estimate is US$1.526 per average tonne of material moved.

To calculate the average with CIMSA awarded the contract, the following is used:

Calculated strip ratio 4: 1. Use one part ore to 4 parts waste, or a USD 1.11 cost per tonne.

USD 1.110	Ore and waste, Dumps and Roads (CIMSA)
USD 0.339	Drilling and Blasting and Explosives (by Genco)
USD 0.040	Pit Sampling and Lab Assay
USD 0.011	General Maintenance
USD 0.065	Mine Management and Supervision
USD 0.005	Gravel

USD 1.570	Total

The summaries are almost identical, so the average of the two estimates of US$1.55 per tonne of material is used for planning purposes for the 2009 pit optimization procedure.

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	139 of 142

Budget Account Template Forecast for First Operating Year – La Guitarra

Annual production of 700,000 TONNES ORE and 2,800,000 WASTE averages. (4: 1 SR) is used to calculate the Dollar Extension Totals.

Labor based on USD $12,621 (2009 estimate) including Base and Burden from KCA cost profile from La Guitarra Mill Dozer/Loader operators - 71 total including Pit Mgr, and 3 shift superintendents. Mine Planning and Geology Staff not included.

Budget Accounts	$/tonne	US Dollars

Drilling (6)
Operating Labor	0.018	63,000
Maintenance Labor	0.006	21,000
Repair Parts	0.010	35,000
Diesel Fuel	0.015	52,500
Lube	0.003	10,500
GEC	0.004	14,000
Bits and Steel	0.015	52,500

SUBTOTAL	0.071	248,500

Blasting (5)
Operating Labor	0.018	63,000
Explosives & Supplies	0.250	875,000

SUBTOTAL	0.268	938,000

Loading (14)
Operating Labor	0.043	150,500
Maintenance Labor	0.010	35,000
Repair Parts	0.030	105,000
Diesel Fuel	0.090	315,000
Lube	0.015	52,500
Tires	0.025	87,500
GEC	0.010	35,000

SUBTOTAL	0.223	780,500

Hauling (29)
Operating Labor	0.065	227,500
Maintenance Labor	0.042	147,000
Repair Parts	0.045	157,500
Diesel Fuel	0.300	1,050,000
Lube	0.028	98,000
Tires	0.200	700,000

SUBTOTAL	0.680	2,380,000

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	140 of 142

Budget Accounts Cont’d	$/tonne	US Dollars

Open Pit Sampling (4)
Labor	0.015	52,500
Lab Assay @ 2.50	0.025	87,500

SUBTOTAL	0.040	140,000

Roads & Dumps (6)
Operating Labor	0.018	63,000
Maintenance Labor	0.006	21,000
Repair Parts	0.030	105,000
Diesel Fuel	0.060	210,000
Lube	0.009	31,500
Tires	0.015	52,500
GEC	0.025	87,500

SUBTOTAL	0.163	570,500

General Maintenance (2)
Operating Labor	0.008	28,000
Miscellaneous	0.003	10,500

SUBTOTAL	0.011	52,500

Mine Administration (5)
Salaried Labor	0.060	210,000
Miscellaneous	0.005	17,500

SUBTOTAL	0.065	227,500

Other Accounts
Crushed Road Gravel	0.005	17,500

SUBTOTAL	0.005	17,500

GRAND TOTAL MINING	1.526	$5,341,000

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	141 of 142

Part 2

In August 2009, a new formal quote confirmation for Mine Contracting Services was made to John Thornton, consultant to La Guitarra/Genco, by CIMSA – Construcciones E Ingenieria De Minas S.A. de C.V. of Colima, Mexico. This quote was also based on charging for a cost per tonne based on the average haulage based on distance traveled from any pit to any designated waste dump for waste, or the average distance from any pit to the proposed 3,000 tpd Milling Complex.

As previously quoted from CIMSA, there were two similar separate quote lists based on:

  Drilling, Blasting, Loading, Haulage, and Maintenance (not including explosives); and
  Loading, Haulage and Maintenance and Not including Drilling and Blasting or explosives.

The tables given were based on a starting basis of a travel distance of 0.60 Km costing a base of US$0.80 and an increase or decrease of US$0.04 per 0.20 Km traveled. This quote was a marked improvement to the August 2008 proposal.

If Drilling and Blasting is included, the base cost increases by 0.23 per tonne without explosive cost. This was also an improvement over the August 2008 proposal from CIMSA. The explosive cost remained the same at an estimated annual cost of US$ 875,000 or US$ 0.25 per tonne.

CIMSA would also be responsible for the road system and maintenance of the waste dumps during production operations. Based on the revised CIMSA proposal, CIMSA would be awarded the contract for Drilling and Blasting, and Loading and Hauling the La Guitarra open pit ores to the proposed new mill facilities.

To establish what the cost for ore and waste would be for planning purposes, the Feasibility Study suite of pit and waste dump designs was used in plan and same type of measurements were used along the haulage profiles to each dump, and the mill location. The waste and ore movement from each pit were extracted from the designs and associated with the distance measurements, and the costs extracted from the CIMSA table for strictly loading and haulage. The rest of the budget is added to the weighted average. The same profile for ore and waste tonnages for each of the La Cruz, Los Angeles and Creston pits, the total production for each ore and waste are factored to give 100 percent to derive CIMSA average cost over the life of the open pits.

There was a slight increase in the estimated average round trip to each of the waste dumps, and are reflected in the table below:

Pit	RT to Mill	ORE Cost CIMSA	Pit % of Total	RT to Dump (Average)	WASTE Cost CIMSA	Pit % of Total
La Cruz	3.2 km	1.58	26	0.60 km	1.03	25
Los Angeles	4.2 km	1.78	42	0.60 km	1.03	35
Creston	2.4 km	1.42	32	0.60 km	1.03	40

TOTAL	3.4 km	1.61	100	0.60 km	1.03	100

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010

Genco Resources Ltd. (TSX: GGC)
La Guitarra Mine Technical Report	142 of 142

The revised new strip ratio is a calculated strip ratio of 7.1: 1. Use one part ore to 7.1 parts waste and a USD 1.10 average cost per tonne is summarized.

To this, the additional costs of explosives, general maintenance, ore control and assaying and senior staff supervision are added and shown as:

USD 1.100	Drilling and Blasting, Loading and Hauling, Dumps and Roads (CIMSA)
- Average cost per tonne for ore and waste
USD 0.222	Explosives (by Genco)
USD 0.036	Pit Sampling and Lab Assay
USD 0.006	General Maintenance
USD 0.023	Mine Management and Supervision

USD 1.387	Total

Glenn R. Clark & Associates; John Thornton LLC	01/29/2010